What inspires us?



QUALCOMM Annual Report 2006

Wireless communications technology is fundamentally changing and improving people's lives worldwide.

QUALCOMM is proud to be a leader in the communications revolution. For more than two decades now, we've been innovating with new ideas and executing on our vision. Together with our many partners, we are growing a vital and competitive industry that includes equipment manufacturers, network operators, applications developers and content publishers.

Our wireless technologies are making a meaningful difference in the lives of people everywhere. Our goal is connectivity to the people and data that matter most. By making a positive impact on everyday life, we're part of an industry that is literally changing the world... for the better.

TABLE OF CONTENTS



SOUTH KOREA

Realtime Healthcare for Diabetes Patients

The "diabetes phone" uses a BREW® application and wireless technology to report glucose levels to medical teams, enabling realtime consultation and care. Blood test data is stored on the phone and sent via Short Message Service (SMS) up to five times a day to the healthcare provider, parent or guardian.


Martin Kropat
PRODUCT MANAGER,
QUALCOMM INTERNET SERVICES
"People are always looking for new ways to use their mobile phones. Every day I help developers turn ideas into new applications."



NORTH AMERICA

Bones in Motion (A Personal Fitness Program)

Taking advantage of location-based services that are made possible by QUALCOMM's BREW and gpsOne® solutions, the company Bones in Motion has created a wireless subscription service called BiM Active that enables people to use their mobile devices to record running routes, distances and calories burned to help them achieve personal fitness goals.



Shawn Covell
SENIOR DIRECTOR, QUALCOMM
INTERNATIONAL GOVERNMENT AFFAIRS

"QUALCOMM's Wireless Reach™ initiative is helping people around the globe to improve their lives with 3G. Being a part of Wireless Reach and seeing the positive impact of wireless technology—that's when my job ceases to be work."



CHINA

Enabling Rural Innovation

As part of the global Wireless Reach initiative, QUALCOMM and its partners in China are delivering free wireless phones and service vouchers to disadvantaged groups in underserved rural areas of China. Working with PlaNet Finance (a nongovernmental organization) and wireless operator China Unicom, the goal is to introduce the benefits of mobile communications to microfinance workers and loan recipients, promoting entrepreneurship and economic and social development.


Eddie Choy
SENIOR STAFF ENGINEER/MANAGER,
QUALCOMM CDMA TECHNOLOGIES
"It simply makes sense to combine portable music players and mobile handsets. And it's rewarding to know that we're enhancing the music listening experience for millions of mobile users."

JAPAN

300 Million Music Downloads

Downloading mobile music is enormously popular in Japan. Approximately four million full-length songs are now being downloaded per month on KDDI's BREW application, Chaku Uta Full. Since the initial launch of the music service in late 2002, customers have purchased more than 300 million downloads, including song clips, ringtones and full-length songs.




David Van Driel
SENIOR MANAGER, BUSINESS DEVELOPMENT,
QUALCOMM WIRELESS BUSINESS SOLUTIONS
“It’s exciting to have the opportunity to unite two dynamic companies for a common purpose. That alignment enables us to better serve our customers.”



NORTH AMERICA

Managing Construction and Forestry Equipment

QUALCOMM Wireless Business Solutions® formed an alliance this year with John Deere Construction & Forestry Company to create a monitoring and information delivery system that leverages our GlobalTRACS® equipment management system, providing vital information about equipment location, machine health and service status.



Uma Chilakapati

ENGINEER, QUALCOMM CDMA TECHNOLOGIES

"The chipsets we create bring wireless data to life. It's the challenge of creating quality designs... the problems to be overcome...and the insights to be gained. That's what motivates me to come to work every day."



INDIA

Online Stock Alerts for Portfolio Trackers

In 1996, Tata Teleservices was the first to launch CDMA-based mobile services in India. Today, operating under the brand name Tata Indicom, the company offers a broad range of services, including BSE (*Bombay Stock Exchange*) Portfolio Tracker. Enabled by QUALCOMM's BREW solution, this popular stock portfolio application enables consumers to monitor stocks and track their portfolio on the go.



Dr. Paul E. Jacobs, CEO (left)
Steven R. Altman, President (right)

Making a difference in everyday life.

To Our Stockholders:

The technology we are enabling continues to have a growing and positive impact on people's lives around the world.

FOCUS AND DEDICATION

Fiscal 2006 was the first full year following the transition to our new management team. It was a year in which a small number of competitors sought to challenge us, not in the marketplace, but in courts and regulatory arenas. We will meet these challenges with the highest level of energy and integrity while remaining dedicated to the execution of our business model. Our employees developed new technologies and defined new business models that generated new opportunities for a wider range of partners across multiple industries. Consumers adopted our third-generation (3G) technologies at an accelerating pace both in mature and developing markets. And it was a year in which we returned the strongest financial performance in our history.

ENABLING PROGRESS AND GROWTH

Our business model stimulates a healthy and competitive worldwide wireless marketplace. Our inventions enable new revenue streams for us and for our partners—manufacturers, operators, content providers and developers—enabling continuing investments throughout the wireless value chain. Our focus on effective execution and rewarding partnerships has positioned us for continued growth and leadership in the rapidly advancing global wireless industry.

Looking ahead, we believe that, increasingly, the evolution in wireless will be less about competing technologies and more about complementary technologies—working together to provide manufacturers and operators the richest set of choices on which to profitably build their businesses, and providing users with ever more compelling wireless applications and services. Our strategy is to continue supporting a broad range of technology and software platforms. To that end, our solutions and intellectual property portfolio now integrate *multiple radio technologies, support for multiple* spectrum bands and an extensive array of data and multimedia capabilities—all designed to speed the introduction by our partners of compelling new services and groundbreaking wireless devices.

Among the trends we are seeing in the wireless industry are ubiquitous and inexpensive mobile voice, even higher data speeds and an increasingly extensive set of data services—all seamlessly integrated in an ever-increasing array of innovative devices. Wireless devices now combine the versatility and capability of a personal computer with true mobility. Enabled by today's high-speed networks, the mobile phone is becoming a multi-functional device that supports a myriad of applications, including voice, data, multimedia and GPS location-based services, using a variety of wireless networks simultaneously.

STRONG DEMAND FOR TECHNOLOGY

Among the growth drivers for our business this year is the increasing demand for our chipsets— semiconductors and system software. In emerging markets like China and India, demand for inexpensive devices based on 3G technology is increasing. In more established markets like North America, South Korea, Japan and Europe, consumers and enterprises continue to upgrade to feature-rich 3G CDMA devices and services.

Global demand for 3G wireless surged this year and QUALCOMM technology continues to be the key driver with industry-leading solutions targeting all addressable markets. As of November 2006, there were more than 410 million subscribers to QUALCOMM-enabled wireless networks, including approximately 320 million subscribers to networks based on CDMA2000,* the first 3G solution deployed anywhere in the world.

As second-generation (2G) networks make the transition to advanced wireless systems, the WCDMA (UMTS) market is gaining impressive momentum, presenting an additional opportunity for us. As of November 2006, there were more than 90 million WCDMA subscribers worldwide.

As we look to future technology deployments, our expertise and continued innovation in CDMA technology have brought us to a leading position in both CDMA2000 and WCDMA next-generation innovations. The high-speed version of CDMA2000, 1xEV-DO, is now available on 44 networks in 29 countries. For our WCDMA customers, we were first-to-market with the enhanced WCDMA next generation solution called High Speed Downlink Packet Access (HSDPA), and we are pleased that our chipset customers have been the first device manufacturers to support HSDPA launches.

Each QUALCOMM operating unit plays a key role in innovating and supporting wireless solutions that enable the wireless industry.

The Telecommunications Industry Association adopted our FLO™ technology this year as a standard for mobile TV. More than 70 leading companies from around the world have now joined the FLO Forum, the association of wireless industry leaders which drove the FLO standardization effort. Mobile television may very well be the next "killer" application on the cell phone and we are excited to see how consumers react to the commercial introduction of MediaFLO™ in 2007 in the United States.

We achieved record results in fiscal 2006.

REVENUE AND GROSS MARGIN (1)(2)*
($ in billions)


67%
67%
70%
71%
71%
2002-2006

33%
increase from 2005

$7.53 2006
$5.67 2005
$4.88 2004
$3.85 2003
$2.92 2002

% = Gross Margin

RESEARCH AND DEVELOPMENT *
($ in billions)


15%
14%
15%
18%
20%
2002-2006

52%
increase from 2005

$1.54 2006
$1.01 2005
$0.72 2004
$0.52 2003
$0.45 2002

% = Percentage of Revenue

DILUTED EARNINGS PER SHARE (GAAP) (2)(3)*


2002-2006

14%
increase from 2005

$1.44 2006
$1.26 2005
$1.03 2004
$0.51 2003
$0.22 2002

PRO FORMA DILUTED EARNINGS PER SHARE (2)(3)**


2002-2006

41%
increase from 2005

$1.64 2006
$1.16 2005
$1.07 2004
$0.71 2003
$0.48 2002

CASH, CASH EQUIVALENTS AND MARKETABLE SECURITIES
($ in billions)


2002-2006

15%
increase from 2005

$9.95 2006
$8.68 2005
$7.64 2004
$5.37 2003
$3.20 2002

FREE CASH FLOW (4)(5)(6)**
($ in billions)


2002-2006

22%
increase from 2005

$2.57 2006
$2.11 2005
$2.14 2004
$1.55 2003
$0.97 2002

(1)(2)(3)(4)(5)(6) See notes on page 81.

* Fiscal 2006 results presented reflect the impact of share based compensation related to our adoption of FAS 123R. Further details are located in our Notes to Consolidated Financial Statements beginning on page 59.

** See reconciliation to GAAP amounts on page 80.

Our strong cash flows enable us to continue to invest in developing new technologies through research and development while returning capital to our stockholders through dividends and share repurchases."

WILLIAM E. KEITEL, EXECUTIVE VICE PRESIDENT AND CHIEF FINANCIAL OFFICER

Returning Capital to Stockholders

SHARE REPURCHASE PROGRAM



$1.5 B*
$1.0 B
$160 M
FY 2003
FY 2005
FY 2006

Gross repurchases. Authorized $2.5 billion on November 7, 2005, no expiration date. As of November 2, 2006, $0.9 billion remained authorized for repurchase.

QUARTERLY CASH DIVIDEND PER COMMON SHARE

(Based on Date Payable)



$.025
$.035
$.035
$.050
$.070
$.070
$.090
$.090
$.120
MAR
JUN
SEP
DEC
2003
MAR
JUN
SEP
2004
JAN
MAR
JUN
SEP
2005
JAN
MAR
JUN
SEP
2006

Note: The Company affected a two-for-one stock split in August 2004. All references to per share data have been adjusted to reflect the stock split.

Key Honors

Our Company is proud to be recognized for our successful business model and the quality of our people, including the following prestigious honors:

Eight years in a row on *FORTUNE*'s list of "100 Best Companies to Work For in America"

FORTUNE's list of
"Most Admired Companies"

Fabless Semiconductor Association's
"Best Financially Managed Company"

Forbes Platinum List
"The Best Big Companies"

Financial Times
"List of Most Valuable Global Companies"

FOCUSED BUSINESS OPERATIONS AND STRONG RESULTS

To ensure long-term growth for our company and industry, we aggressively invest in research and development (R&D). In fiscal 2006 we invested approximately $1.5 billion in R&D aimed at enhancing the wireless user experience and enabling exciting new services for consumers and enterprises. Our R&D efforts have provided us with an industry-leading intellectual property portfolio that is made available to equipment and device manufacturers worldwide.

In fiscal 2006, we achieved another year of record revenue, generating $7.53 billion, up 33 percent year-over-year. Through our ongoing focus on operations, our earnings have again increased. In fiscal 2006 we reported net income of $2.47 billion, up 15 percent year-over-year, and diluted earnings per share of $1.44, up 14 percent year-over-year. Operating cash flow was $3.25 billion in fiscal 2006, up 21 percent year-over-year and represented approximately 43 percent of revenue.

Our balance sheet strength and pro-competitive business model provide us with significant financial flexibility, allowing us to pursue strategic growth objectives, pay dividends and repurchase shares in our ongoing effort to enhance stockholder value. Building on this commitment in fiscal 2006, we paid cash dividends totaling approximately $698 million and repurchased 34 million shares of our common stock for approximately $1.49 billion, net of related premiums received. Our total cash and marketable securities balance grew to $9.95 billion at the end of fiscal 2006, an increase of 15 percent year-over-year.

We are enabling the next evolution in wireless.

CONTINUED GROWTH AND LEADERSHIP

There are significant opportunities ahead for us as more people make advanced wireless technology part of their daily lives. The large-scale migration from 2G GSM to 3G CDMA is progressing throughout the world and market forecasts anticipate considerable increases in device sales with high-speed data capability. This inevitable worldwide migration to 3G is a significant opportunity for QUALCOMM and our partners in the wireless value chain.

On behalf of the executive team, we'd like to thank QUALCOMM's employees and partners worldwide for their outstanding performance this year. With their help, and with support from our investors, we will continue to innovate and invest in the future of wireless.

Dr. Paul E. Jacobs
Chief Executive Officer

Steven R. Altman
President


QUALCOMM
INCORPORATED

QUALCOMM Technology

QUALCOMM continues its role as the leading enabler of the wireless value chain.

ADVANCED WIRELESS TECHNOLOGIES

The increasingly widespread availability and demand for wireline and wireless broadband is driving a convergence of capabilities in computing devices, including smart phones, laptop computers and personal media players. We continue to drive down cost and power consumption, yet increase functionality and processing power of our chipset solutions, thereby enabling a broader market for wireless broadband.

Through our robust technology roadmaps, we are providing a wide range of choices to our industry partners and helping drive the advancement of mobile broadband, rich multimedia services, location-enhanced applications and embedded wireless technology.

PAVING THE WAY FOR THE NEXT GENERATION

DO Multicarrier Multilink eXtensions (DMMX) and HSDPA Multicarrier Multilink eXtensions (HMMX) are the terms used to describe QUALCOMM's dual-path technology roadmap to the year 2010 and beyond. DMMX focuses on helping the CDMA2000 community achieve its goals for the wireless future. HMMX is designed to serve the WCDMA community. Together, these roadmaps support our vision for a world where devices can simultaneously link with multiple networks and protocols, ensuring the optimal solution in any given situation. In other words, these evolving platforms enable "smart" connections so the right technology is used for the right service.

There are now more than 70 laptop models in design, or commercially available, that feature embedded mobile broadband connectivity, based on a QUALCOMM chipset (either EV-DO or HSDPA).

Whether in the CDMA2000 community or in the WCDMA community, the goal is the same. We're matching the optimal airlink with the appropriate application. And we're driving the convergence of high-speed wireless and personal electronics into multi-use mobile devices...through the next decade and beyond.

◂ **Opposite page: This QUALCOMM engineer is evaluating the antenna component of new chipset reference designs to ensure the most optimal over-the-air performance.**


QUALCOMM TECHNOLOGY

QUALCOMM Offers Complete Technology Roadmaps for the Future

EV-DO/UMB Mobile Broadband Evolution

Commercialized in 2006

EV-DO Rev. A

Building on EV-DO Rel. 0, EV-DO Rev. A adds support for broadband data rates and increased capacity in the uplink as well as support for advanced realtime services such as high performance VoIP, push-to-talk, video telephony and low-delay gaming.

Expected commercialization: 2008

EV-DO Rev. B

EV-DO Rev. B enables operators to aggregate multiple EV-DO Rev. A radio frequency (RF) channels to improve user experience by offering increased capacity and higher data rates and lower delay.

Commercialized in 2006

FLASH-OFDM (Pre-UMB)

A mobile OFDMA implementation for high-speed wireless data, delivering broadband data rates on the downlink and uplinks, as well as support for realtime services such as VoIP.

Expected commercialization: 2009

Ultra Mobile Broadband (UMB)

A highly optimized OFDMA system built from the ground up for mobility, and supporting advanced techniques such as MIMO. UMB is well-suited for areas with high data traffic in which wider bandwidths in new or vacant spectrum are available. UMB will coexist with existing Rev. A and Rev. B network deployments.

WCDMA/LTE Mobile Broadband Evolution

Commercialized in 2005

Similar to EV-DO Rel. 0, HSDPA offers broadband downloads and is now being deployed worldwide. This upgrade to WCDMA Rel. 99 provides broadband data rates and increased capacity in the downlink, significantly improving end-user experience on existing applications such as video-on-demand, web browsing and email.

Expected commercialization: 2007

Similar to EV-DO Rev. A, HSUPA adds support for broadband data rates and increased capacity in the uplink as well as support for advanced realtime services such as high performance VoIP, push-to-talk, packet video telephony and low-delay gaming.

Expected commercialization: 2008

HSPA+ makes improvements over HSUPA to increase system performance in existing 5 MHz deployments. Improvements include higher data rates and increased capacity with advanced techniques such as MIMO, as well as enhancements to system capacity for realtime services such as VoIP.

Expected commercialization: 2010+

An optimized OFDMA system designed to provide high performance in a mobile environment, including advanced techniques such as MIMO. LTE is well-suited for areas with high data traffic in which wider bandwidths in new or vacant spectrum are available. LTE will coexist with existing HSPA and HSPA+ network deployments.

Our solutions enable advanced applications.

DRIVING THE DISCOVERY AND DELIVERY OF DATA SERVICES

Today's consumers have access to an exciting array of wireless capabilities, thanks to the increasing availability of high-speed EV-DO and HSDPA data networks. A key part of this success formula is the BREW solution for wireless data applications and services.

Operators, handset manufacturers, media companies, application publishers and developers—all are using BREW to offer feature-rich, value-added products and services, ultimately enriching the user experience and making wireless data meaningful for consumers. BREW customers can benefit from comprehensive and targeted BREW Signature Solutions that enable reduced time-to-market and capital investment for companies providing mobile products and services.

BREW customers can also benefit from several modular BREW offerings:

- uiOne™ for rich, integrated and dynamic user experiences with fast access to a variety of services on wireless devices.
- deliveryOne™ for differentiated and tightly integrated, operator-managed support and delivery of advanced wireless data content and services.
- QPoint™ location server that enables location-based services (LBS).

TRANSFORMING MULTIMEDIA DELIVERY

QUALCOMM also created the MediaFLO System, an end-to-end broadcasting system for high-quality video streams, audio-only streams, Clipcast™ media and IP datacasting to mobile handsets.

Based on the standardized FLO technology, the MediaFLO System is designed to optimize coverage and capacity while delivering the most compelling user experience. The MediaFLO solution provides the most efficient delivery of streaming news, information and entertainment and is the foundation of the nationwide mobile multicast network operated by QUALCOMM's wholly-owned subsidiary MediaFLO USA, Inc.

Engineered specifically for the mobile environment, MediaFLO's technology-based multimedia multicasting will complement wireless operators' cellular voice and data services, delivering content to cellular handsets used on their existing data-enabled 3G networks.

BREW and MediaFLO are QUALCOMM innovations that help wireless operators differentiate their services with premium content.


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Bringing a new generation of services to the wireless user.

SOLUTIONS FOR CDMA2000/EV-DO NETWORKS

- Approximately 588 devices are now in design or commercially launched based on EV-DO.
- Five manufacturers are now designing devices with the first generation of QUALCOMM Single Chip™ (QSC™) solutions, which integrate multiple components for slimmer, less expensive handsets.
- We sampled the MSM6800™ chipset, the first to support EV-DO Rev. A, and QUALCOMM's first sampled chipset based on 65-nanometer process technology.
- The first EV-DO Rev. A network was commercialized in October of 2006 with many more planned for early 2007.
- Further enhancements of the roadmap will be delivered with EV-DO Rev. B and Ultra Mobile Broadband (UMB).

SOLUTIONS FOR WCDMA/HSDPA NETWORKS

- More than 27 equipment manufacturers are now designing or offering WCDMA devices.
- A cumulative total of more than 423 WCDMA device models have now launched.
- We supported the world's first large HSDPA launch (by Cingular Wireless in the U.S.).
- QCT enables the world's first commercially available HSDPA devices.
- Further enhancements of the roadmap will be delivered with HSPA+ and Long-Term Evolution (LTE).

Our Acquisitions and Investments Enable Additional Advancements

	INVESTMENT	BENEFIT
AIRGO NETWORKS	Advanced Wireless Local Area Network (WLAN technology)	Enhanced connectivity integrated into our chipsets helps drive down costs and increases capabilities for new devices
BERKANA WIRELESS	Advanced semiconductor technology[1]	Increased integration, lower cost and faster time-to-market for QUALCOMM chipset solutions
ELATA	A unified multimedia content delivery platform	Strengthened content management capabilities via QUALCOMM's deliveryOne offering
FLARION TECHNOLOGIES	OFDMA technology	Greater expertise and intellectual property rights (IPR) in OFDMA, an enabler of next-generation wireless services
IRIDIGM DISPLAY CORPORATION	Affordable, low-power displays for tomorrow's wireless devices	A new division, QUALCOMM MEMS[2] Technology, focused on enhanced user experiences and extended battery life
MEDIAFLO USA	A nationwide multicast network and services operator	Lower cost video and multimedia content delivered simultaneously to large audiences in the U.S.

[1] Featuring complementary metal oxide semiconductor (CMOS) radio frequency integrated circuits (RFICs)

[2] micro-electro-mechanical systems

MAKING A DIFFERENCE IN THE U.S. NAVY: MISSION-CRITICAL TECHNOLOGY

Whether in peacetime or time of war, the modern U.S. Navy depends on secure and reliable communications to fulfill its vital global mission. To modernize communications for its unique mobile workforce, the Navy chose 3G wireless connectivity. Now serving more than 700,000 U.S. Navy and Marine personnel, the system represents the world's largest and most secure intranet. Notes Admiral James Godwin, "A 3G mobile wireless connection makes our workforce truly mobile and generates a lot of savings along the way."

*The QUALCOMM-sponsored 3G A-List™ awards program honors innovative and successful commercially deployed enterprise wireless data solutions based on 3G technology.

3G A-LIST* WINNER: THE NAVY



QUALPHONE IP-based embedded client software solutions for mobile devices	**RF MICRO DEVICES (RFMD)** BlueTooth® connectivity technology	**SNAPTRACK** Position location and E911 services	**SPIKE TECHNOLOGIES** Advanced (90 nanometer) wafer technology	**TECHSOFT** Application software for wireless devices in Asian markets	**TRIGENIX TECHNOLOGY** User interface customization
Accelerated delivery of multimedia-capable, feature-rich wireless chipset solutions	Enhancements to our chipset solutions help manufacturers decrease time-to-market with compelling new devices	QUALCOMM's gpsOne and QPoint positioning solutions have enabled a total of more than 200 million wireless devices	Cost savings and smaller form factors to make device manufacturers more competitive	Advanced wireless services in key emerging markets	Enhanced user experiences via QUALCOMM's uiOne offering


PERTH
FRANKFURT
CAIRO
MEXICO CITY
LONDON
TOKYO
NEW YORK
MOSCOW
HONG KONG
PARIS
MANILA
BUENOS AIRES
TEL AVIV

Global Growth

Global demand for wireless spells opportunity for all.

MARKET TRENDS

The WCDMA market is growing around the world. In Western Europe, net subscriber additions are moving rapidly to WCDMA and in the June 2006 quarter, WCDMA constituted an estimated 41 percent of the handset shipments and 62 percent of the handset revenue.[1] This was also the first quarter in which the overall volume of estimated WCDMA handset revenue surpassed that of GSM in Western Europe.

BREW is also gaining traction in WCDMA markets. In the United Kingdom, O2 announced the first launch of uiOne on their ICE phone, which gives users the ability to download and reconfigure the user interface. And this year Telecom Italia Mobile (TIM) in Italy and Zapp Mobile in Romania were the first European wireless operators to announce deployments of the full BREW system.

The India market had another strong year, thanks in part to QUALCOMM's market-leading efforts to drive down handset costs. CDMA2000 is changing this landscape by offering revenue-generating data services in sub-$50 handsets. As evidence of our progress on this front, CDMA devices accounted for an estimated 53 percent of all handsets in the sub-$50 tier, in the first half 2006.[2]

In China, the world's largest wireless market, seven wireless equipment manufacturers are now QUALCOMM WCDMA chipset customers.

In India and China, users with low-end devices are taking advantage of 3G data services, leading to increased operator revenues.

[1] Based on estimates from Strategy Analytics, Yankee Group and QUALCOMM.

[2] Yankee Q2, 2006 India Handset Analysis report.



Use of wireless data comes of age.

In other growing wireless markets worldwide, we're seeing favorable regulatory shifts that could lead to growth opportunities for our technologies on alternative frequency bands, such as CDMA450 in Latin America and WCDMA in the 900-megahertz spectrum in Europe. China's potential CDMA450 market will dramatically affect the CDMA450 ecosystem. There were launches of CDMA450 networks this year in Latin America, Southeast Asia and Europe. Russia is rapidly embracing this technology and there are now 32 CDMA450 operators nationwide.

Our global development team opened an office in Johannesburg, South Africa this year to support our growing presence in 27 countries across the continent. The Johannesburg office will serve as a strategic center for QUALCOMM operations in this important region.

MARKETS EMBRACING NEXT-GENERATION TECHNOLOGIES

Our CDMA2000 partners are quickly moving to higher-speed EV-DO solutions, which are capable of supporting more advanced, data-intensive applications and services. For our WCDMA partners, HSDPA is the next step in advanced technology. As of November, there were an estimated 51 EV-DO and 25 HSDPA commercial operators around the world.

Cingular Wireless launched the first commercial HSDPA network in late 2005, with service extended to 115 major cities as of September 2006. South Korea's KTF is implementing HSDPA, with coverage to 84 cities planned by the first calendar quarter of 2007. And in Japan, the country's largest wireless operator, NTT DoCoMo, deployed HSDPA in Tokyo, with plans to serve 70 percent of the nation by early 2007.

QUALCOMM Is Well Positioned to Meet Market Trends

	HANDSET SEGMENTATION	EMERGING MARKETS	DATA	MIGRATION FROM 2G TO 3G
TREND	Specific market needs include voice, imaging, video, music and email.	A significant portion of the next one billion subscribers will come from areas of the world that are currently underserved by wireless.[1]	Consumers and enterprises are demanding multimedia services in their wireless phones and 3G-embedded laptops.	Legacy networks in Europe and in emerging markets are upgrading their systems to increase efficiency and improve services.
QUALCOMM POSITION	Our segmented technology roadmap addresses the breadth of market needs.	We are enabling many new low-cost devices through innovations like our QUALCOMM Single Chip *Solution* (QSC) and via various supply initiatives.	Our company develops and sells the most advanced chipsets on the market for high-speed wireless, including support for both EV-DO and HSDPA network deployments.	Our strong partnerships with wireless operators and our low-cost high-feature devices are helping speed the rapid transition to advanced wireless networks.

[1] GSM Association, February 2006

MAKING A DIFFERENCE IN PERU: CONNECTING A RURAL CLINIC

A small clinic in a rural village a few hours from Machu Picchu serves the people of the "Sacred Valley of the Incas." Volunteer U.S. doctors serve residents who would otherwise have no access to healthcare. Harsh mountainous terrain makes traditional wireline connectivity unreliable. QUALCOMM donated equipment, including laptops, camera/video phones, data cards and related services allowing external communications for the first time. Now, visiting physicians at the clinic can communicate with colleagues from all over the world in real time to help diagnose patients.

*This program is part of QUALCOMM's Wireless Reach initiative, a program aimed at empowering underserved communities worldwide via advanced wireless connectivity.

WIRELESS REACH*: PERU



An estimated one billion people will have access to more than 120 3G mobile broadband networks by the end of calendar 2006.

Source: 3G Americas, November 2006.

MAKING A DIFFERENCE IN CHINA: KEEPING LOVED ONES SAFE

To empower visually impaired children and their families, QUALCOMM and China Unicom donated GPS-enabled 3G "Kid Tracker" handsets to the Beijing School for the Blind. The Kid Tracker is equipped with gpsOne® technology, which connects with the QPoint servers in the Unicom network to allow parents and emergency services to track the location of visually impaired children at all times. Should the need arise, children can call for help with the push of one button, allowing parents and emergency responders to locate them via a Web interface.

*This program is part of QUALCOMM's Wireless Reach initiative, a program aimed at empowering underserved communities worldwide via advanced wireless connectivity.

WIRELESS REACH*: CHINA



More than 200 million mobile handsets worldwide have shipped featuring QUALCOMM's gpsOne technology.[1]

[1] QUALCOMM's gpsOne Assisted-GPS solution provides the position-location technology behind the vast majority of the location services at more than 50 major network operators worldwide.

Redefining wireless mobility.

EV-DO NETWORKS

In North America, Verizon Wireless and Sprint are now upgrading their nationwide networks. Verizon Wireless plans to introduce a range of new services, including instant messaging with multimedia content, and packet-switched all-IP VoIP. By the end of the second quarter of 2006, 10 million customers were taking advantage of Verizon Wireless' existing EV-DO service using phones, PDAs and laptops with PC cards or embedded EV-DO.

Also in the U.S., Sprint announced an EV-DO Rev. A launch with plans to reach more than 200 million people nationwide, as well as an agreement to use QUALCOMM's QChat push-to-talk solution. QChat will help Sprint in migrating its current iDEN users to CDMA.

By calendar year-end 2006, the company expects to offer mobile broadband data services (using both EV-DO and EV-DO Rev. A) in 220 major metropolitan areas.

STRONG OUTLOOK

Analysts predict that advanced 3G wireless networks will serve 1.2 billion people by the year 2010, accounting for 41 percent of the global wireless subscriber base.[1] In the same *period of time, the percent of users who* access broadband services will increase dramatically, with EV-DO alone counting for more than 340 million subscribers worldwide.

[1] Source: Northern Sky Research.

Data Increasing Wireless Operator Revenue (Data Revenue as Percent of Total Revenue Per User)


VERIZON WIRELESS (U.S.)
8.0%
13.0%
Q3 2005
Q3 2006
SPRINT (U.S.)
8.4%
14.1%
Q3 2005
Q3 2006
TELECOM ITALIA MOBILE (ITALY)
14.3%
22.0%
Q2 2005
Q2 2006

Quarters noted are calendar quarters.
Source: Verizon Wireless Q3 06, Sprint Q3 06, Wireless Intelligence Q2 06.



Business Units

The right products, for the right market, at the right time.

QUALCOMM CDMA TECHNOLOGIES (QCT)
QCT creates advanced wireless chipsets, system software, development tools and related products to drive technology advancements and innovation around the world. These technology solutions power many of the world's handsets and wireless devices, providing powerful features such as multimedia, position location, data connectivity, security and content-rich applications based on our BREW system and Java®-based technologies.

A YEAR OF PROGRESS AND PLANNING
There were a number of milestones this year at QCT. These include innovations that strengthen our technology roadmap, as well as alliances and investments that enhance our supply chain capabilities.

QCT continued to make progress in enabling feature-rich, slimmer, and more power-efficient devices. We introduced our Snapdragon™ platform, which will drive innovation in electronic devices and personal computing by delivering ubiquitous connectivity to mobile broadband with unsurpassed mobile processing power and battery life. We also sampled our first-generation QSC solutions, introduced the world's first universal mobile TV chip, and announced advanced chipsets that enable global roaming between CDMA2000 and GSM/GPRS networks.

We launched a collaboration with Microsoft that will enable device manufacturers to develop a wider range of affordable, compelling Windows Mobile-powered Smartphones. We entered into an agreement to launch a new company (called TechSoft) in China to focus on the development of application software for wireless devices, and acquired Berkana Wireless, a Silicon Valley-based fabless semiconductor company.

We also shipped a record number of CDMA2000 cell site modem (CSM) voice-equivalent channel elements this year. Historically, CSM shipments have been a strong leading indicator of future demand in data usage and quantity of handsets.

"Partnering with manufacturers and operators worldwide, we develop systems that provide the foundation for tomorrow's wireless services, while delivering what the market needs today."

DR. SANJAY K. JHA, CHIEF OPERATING OFFICER AND GROUP PRESIDENT,
QUALCOMM CDMA TECHNOLOGIES

Solutions for a wireless world.

SOLUTIONS FOR THE MASS MARKET
This year we continued to focus on low-cost chips for the emerging markets, driving volume and enabling competitive entry-level handsets in emerging markets. Part of the driving force behind the growth of CDMA technology in these markets is the growing demand for functionality that only 3G CDMA-based handsets can offer. To meet that need, 11 wireless device manufacturers are currently designing handsets based on our new single-chip solution.

Helping to expand the WCDMA market, we sampled the entry-level MSM6245™ WCDMA and MSM6260™ HSDPA chipsets. Driving the proliferation of mass-market WCDMA devices and the migration from 2G to 3G, these solutions deliver a competitive time-to-market advantage to our manufacturing partners.

Meanwhile, more than 10 device manufacturers are now designing products incorporating our ultra-fast HSUPA chipset, and this year we began HSUPA interoperability testing with several major infrastructure providers. We also demonstrated WCDMA in the 900-megahertz spectrum band, which will help network operators deploy advanced wireless services using existing spectrum.

SMART TECHNOLOGIES
QCT continues to redefine mobile capabilities by delivering industry-leading solutions. Our Convergence Platform MSM7xxx™-series chipsets are seeing strong traction, and the first commercial devices are expected next year.

Bringing mobile broadband to more users around the world, we are building on our technology leadership in CDMA2000 and WCDMA with the industry's first EV-DO Rev. A and HSUPA chipsets sampling this year.

More information about QUALCOMM CDMA Technologies is available at www.3gchipsets.com.

Mobile Processing Power Is Significantly Increasing

QUALCOMM CHIPSETS HAVE EVOLVED INTO POWER-EFFICIENT DESIGNS THAT DELIVER UNPARALLELED PROCESSING POWER


MILLIONS OF INSTRUCTIONS PER SECOND (MIPS)
10
20
23
160
250
740
2370
1996
MSM2000
1998
MSM2300
2000
MSM3000
2002
MSM6500
2004
MSM6550
2006
MSM7200
2008
SNAPDRAGON

Wireless devices are bringing voice, data and multimedia together in one amazing device.

REAL TIME TELEVISION
Wireless users will have live TV channels within easy reach and in "real time," thanks to QUALCOMM's new nationwide MediaFLO USA network.

SECURE IDENTIFICATION
Next-generation devices take secure network access to a new level, with help from sensors able to read thumbprints and other biometric data.

HEALTH AND FITNESS
Cardiac monitoring sensors can take advantage of wireless devices to automatically transmit vital signs to the user's medical team or fitness coach.

ENHANCED LOCATION SERVICES
Enabled by QUALCOMM's gpsOne solution, wireless users have the power to electronically "tag" their favorite places and receive alerts when friends and loved ones walk or drive nearby.

DIGITAL RIGHTS WALLET
Next-generation Smartphones and devices confirm that music and video downloads are properly licensed, granting permission for appropriate playback or viewing.

MOBILE MULTIMEDIA CENTER
Increasingly advanced wireless devices incorporate ever more sophisticated home electronics capabilities, including very high-resolution photo and video cameras that can be projected to flat-panel televisions for home and business viewing.

QUALCOMM's Chipsets Support All Types of Market Needs



VALUE PLATFORM
MULTIMEDIA PLATFORM
ENHANCED PLATFORM
CONVERGENCE PLATFORM
Dual CPU on chip
Enhanced multimedia and graphics
Multimedia and 2D-3D graphics
Integrated gpsOne
Voice and data

Our licensing business fosters healthy competition.

QUALCOMM TECHNOLOGY LICENSING (QTL)
With a licensing program that enables third parties to design, manufacture and sell products based on QUALCOMM's industry-leading wireless technology, our licensing business model fosters a healthy and competitive worldwide wireless marketplace. Our inventions drive new revenue streams for all our partners, enabling continuing investments throughout the wireless value chain.

While QUALCOMM has substantially grown the number of its inventions over the years, we make those innovations available to our licensees without increasing the standard royalty rate. Unlike many other companies, we broadly license not only our essential patents, but virtually all of our patents. As a result, we enable our licensed partners to bring exciting new features and functionality to the wireless consumer.

This model has served us well, first in growing the CDMA2000 marketplace. Now we are also seeing steady growth in the number of manufacturers selling a wide range of WCDMA devices at increasingly competitive price points.

COMPETITION IS KEY
Our strong belief in an open and free marketplace goes to the heart of our business. We know from experience that where competition is allowed to flourish, prices will go down, and functionality and usage will increase. From the inception of our company, QUALCOMM has sought to stimulate competition by widely licensing our technologies and promoting innovation throughout our industry.

We have invested heavily in R&D, building one of the most impressive intellectual property portfolios in the industry. And through that investment in technological advancement,

"We have earned commercial success through innovation, technological leadership, years of hard work, sustained R&D investment, and enabling our licensee partners with our technology."

MARVIN BLECKER, EXECUTIVE VICE PRESIDENT AND PRESIDENT,
QUALCOMM TECHNOLOGY LICENSING

QUALCOMM accelerates licensees' time-to-market.

we have enabled as many vendors as possible to participate in the wireless marketplace. The idea has worked. The average selling price (ASP) for a second-generation CDMA wireless handset just 10 years ago was approximately $800. Today, the ASP for all CDMA (WCDMA and CDMA2000) wireless handsets is less than $225.

QUALCOMM has the most widely licensed intellectual property portfolio in the wireless industry.

WHAT'S NEXT?

Our company has achieved success and maintained competitiveness in part due to our relentless focus on innovation. We believe that our future lies in integrating different airlinks and maximizing them for the proper application. This includes not only CDMA technologies, but also complementary and emerging technologies like OFDMA. And this year, we have invested approximately $1.5 billion in R&D focused on air-interface technology, chipset development and software platform capabilities.

OUR RESEARCH AND DEVELOPMENT ADDS VALUE TO THE INDUSTRY

By investing heavily in R&D and then licensing substantial amounts of our patented innovations to our partners in the industry, QUALCOMM makes it much easier for wireless equipment manufacturers to become competitive without having to make large expenditures on their own R&D programs.

The result of our business model is a very competitive environment that helps new manufacturers enter the market and enables a wide array of new products and features for consumers.

More information about QUALCOMM Technology Licensing is available at www.qualcomm.com/qtl.

Our Intellectual Property Position

CUMULATIVE U.S. PATENTS (Approximated Numbers)


4,100
1,500
5,100
1,900
Sep 2005
Sep 2006
Issued
Issued and Applied

CUMULATIVE FOREIGN PATENTS


7,400
25,800
Sep 2006
Granted
Granted and Applied

We're bringing a new generation of high-value services to the wireless user.

QUALCOMM INTERNET SERVICES (QIS)
QIS provides technology and services to support and accelerate rich discovery experiences and the delivery of high-value content, including BREW solutions and the QChat push-to-talk solution.

THE PREMIER CHOICE FOR DATA SERVICES
A cornerstone of our vision for the future of wireless, our BREW solutions create new opportunities for our industry and make wireless data meaningful for consumers. BREW has been driving the discovery and delivery of data services since 2001. And we've continued to optimize its offerings to meet new opportunities in the rapidly evolving mobile world. This year our customers are benefiting from several innovative offerings, including uiOne for dynamic user experiences; the deliveryOne content-delivery platform; QPoint location services software; and BREW *Signature* Solutions that enable reduced time-to-market and capital investment for companies providing mobile products and services.

IMPRESSIVE MARKET GROWTH THIS YEAR
The capabilities enabled by BREW are helping to drive data revenues for operators around the world, including KDDI in Japan, which reports that as of this year, subscribers there have downloaded a cumulative number of more than 75 million data applications on *more than 20 million* BREW devices.

Wireless data industry revenues are expected to increase from $81 billion to $150 billion between 2005 and 2009.[1]

In the U.S., Verizon Wireless achieved 36 percent growth in gaming downloads over the last year since launching premium BREW 3D games as part of its "V CAST" service. And the company's BREW-enabled Get It Now℠ subscriber base has increased by more than sixfold over the last 36 months.

[1] Source: The Yankee Group, "Mobile Content Market Will Accelerate Technology Innovation," January 2006.



In all, there are operators in 31 countries throughout Europe, Asia, Latin America and North America who are now using BREW for their wireless services.

NEW PRODUCTS, BIG OPPORTUNITIES

At this year's sold-out BREW Conference, QIS unveiled the new BREW Gaming Signature Solution, a comprehensive solution that accelerates revenue generation throughout the value chain, enabling wireless operators to deliver a compelling consumer gaming experience, and publishers and developers to create the best games possible. TIM in Italy has now commercially launched the BREW Gaming Signature Solution.

As part of a continuing effort to support our customers, we also announced the release of our uiOne Software Development Kit (SDK) for developers, content providers and graphic designers. The SDK allows them to create rich, integrated and dynamic user interfaces for mobile handsets that can be updated over the air. Several wireless operators have announced deployment or plans to deploy our uiOne offering: U.S. Cellular, Sprint and Alltel in the U.S., Telecom New Zealand, TIM and O2 in Europe.

And as a testament to the opportunities and revenues made possible by the BREW solution, this June we announced that BREW publishers and developers have earned more than $700 million from the sale of BREW applications and services since the launch of the first BREW operator in November 2001.

More information about QUALCOMM Internet Services is available at www.qualcomm.com/qis.

Worldwide BREW Momentum

NUMBERS SHOWN COMPARE
APRIL 2005 ▸ DECEMBER 2006

41 ▸ 69
BREW solution customers

24 ▸ 31
Countries with wireless operators offering BREW solutions

32 ▸ 46
BREW device manufacturers

$350 M ▸ $700 M*
Cumulative BREW publisher/developer earnings

*Cumulative as of April 30, 2006.
Source: www.brewtoday.com. As of Dec. 2006.

"The demand for wireless downloading services is growing at an impressive rate. And we're seeing exciting technological advancements and countless new applications coming to market."

MARGARET L. "PEGGY" JOHNSON, EXECUTIVE VICE PRESIDENT AND PRESIDENT, QUALCOMM INTERNET SERVICES AND MEDIAFLO TECHNOLOGIES

Coming soon...the next evolution in wireless multimedia.

QUALCOMM MEDIAFLO TECHNOLOGIES

QUALCOMM is the innovator of FLO technology, a key component of the MediaFLO System, an end-to-end solution designed to reduce the cost of delivering multimedia content to large numbers of users simultaneously. Built from the ground up specifically for the mobile environment, MediaFLO allows consumers to channel-surf video, audio and information media on the same mobile handsets they use for traditional cellular voice and data services.

MEDIAFLO USA, INC. ON TRACK FOR 2007 LAUNCH

MediaFLO USA, a wholly-owned subsidiary of QUALCOMM, is bringing this revolutionary service to market in the United States. MediaFLO USA will aggregate premium content from some of the world's best-known brands and deliver it to mobile phones over a nation-wide wireless multicast network.

The service is designed to offer an unprecedented combination of full-length programming, short-format clips and realtime information and entertainment feeds. It is expected to drive sales of handsets, thereby growing licensing royalties and chip sales, helping to diversify QUALCOMM and positioning us for continued growth.

MediaFLO USA will provide its service to consumers in partnership with content providers, wireless operators and advertisers. The company is on schedule for commercial launch with Verizon Wireless in 2007. With TV-quality video, an easy-to-navigate user interface, familiar full-length programs and exclusive made-for-mobile content, MediaFLO USA brings new experiences that take media and entertainment to new levels.

TESTS CONDUCTED IN EUROPE AND JAPAN

QUALCOMM and British Sky Broadcasting Limited (BSkyB) joined forces to conduct a MediaFLO technical trial in the United Kingdom this year. Completed in December, the successful trial underscored the inherent benefits of MediaFLO as a powerful solution for delivering video services to mobile devices in the U.K.

The BSkyB technical trial is the first trial of MediaFLO technology in Europe. In addition, QUALCOMM and KDDI have formed a joint venture to explore the deployment of MediaFLO services in Japan. The openness of FLO, as well as its significant advantages with respect to coverage, power consumption and cost, set MediaFLO apart from other competing technologies.

More information about the MediaFLO System and MediaFLO USA is available at www.mediaflo.com.

"The combination of QUALCOMM's wireless leadership and MediaFLO USA's multicasting expertise and relationships with world-class content providers has uniquely positioned us to lead the mobile media services market."

GINA LOMBARDI, PRESIDENT, MEDIAFLO USA

Worldwide subscription revenue for mobile TV broadcasting is expected to reach more than $9 billion by 2010.[1]

WORLDWIDE MOBILE TV BROADCAST VIEWERS AND SUBSCRIPTION REVENUE


150
120
90
60
30
0
Viewers (in millions)
$10
$8
$6
$4
$2
$0
Revenue ($ in billions)
2005
2006
2007
2008
2009
2010
Viewers
(in millions)
Revenue
($ in billions)

Source: In-Stat, June 2006.

[1] In-Stat – June, 2006 worldwide subscription.

Making technology work for business.

QUALCOMM WIRELESS BUSINESS SOLUTIONS (QWBS)

QWBS delivers integrated wireless applications and services to businesses around the world. We enable enterprises to operate at peak performance and improve the quality of life for customers in their value chain.

Mobile workforce, enterprise management, risk assessment and management, and machine-to-machine communications are some of the key applications being mobilized by enterprises today. And QWBS has evolved into a full-service enterprise services provider that helps clients in a growing number of industries.

CORE COMPETENCIES

- Business intelligence and decision support
- Network management
- Creation and delivery of professional services
- Application development and delivery
- Strategic collaboration
- Integration platforms
- System reliability, redundancy and high availability
- Superior customer service and support 24 hours a day, 365 days a year
- Rapid, cost-optimized development of innovative platforms, applications and services
- Agile business processes

Our QWBS business provides comprehensive wireless platforms and services, including two-way data communications systems, productivity-enhancing applications, wireless advisory and managed network services and enterprise-level consulting. Our solutions benefit many industries, including for-hire transportation and logistics, construction, manufacturing, retail and healthcare.

QUALCOMM's first wireless enterprise product—the satellite-based OmniTRACS® mobile communications system for the transportation and logistics markets—was introduced in 1998 and proved to be an innovative force in enterprise mobility.

More information is available about QUALCOMM Wireless Business Solutions at www.qualcomm.com/qwbs.

"We are in the services business. Technology is our tool to create lasting value for our customers."

JOAN T. WALTMAN, PRESIDENT, QUALCOMM WIRELESS BUSINESS SOLUTIONS

KEY STATS

6,000+

Customers worldwide utilize QWBS products and services

733,000+

Mobile units shipped to businesses in 40 countries on four continents*

12.5+ MILLION

Data transactions per day processed by the QWBS Network Operations Centers

*Cumulative through fiscal 2006

Proudly serving U.S. government needs.

QUALCOMM GOVERNMENT TECHNOLOGIES (QGOV)
QGOV leverages QUALCOMM's core competencies and technologies to deliver wireless capabilities to government users. QGOV is also dedicated to adapting and modifying QUALCOMM's commercial products to provide specialized capabilities for the government that enable interoperable communications anywhere and at any time.

With secure, unparalleled voice and data capabilities, our technologies are a natural fit for government applications. Key QGOV products include a secure Type 1 encrypted handset and a compact deployable wireless system, enabling wireless communications and continuity of operations for disaster relief. In addition, QGOV also provides satellite-based vehicle and asset tracking solutions.

CONTRIBUTING TO NATIONAL SECURITY
The need to improve military and civil defense "Common Operating Picture" (COP) awareness is critical to national security. Following our effort to support first responders during last year's hurricane season, QGOV continues to work with federal, state and local agencies and critical industry partners to provide COP solutions for vehicles, assets and first responders.

SUPPORTING FIRST RESPONDERS
QGOV is committed to empowering government entities with wireless capabilities that will expand enterprise networks to encompass robust, high-speed data broadband wireless connectivity to the mobile government worker for greater impact on the public they serve.

DELIVERING SITUATIONAL AWARENESS
QGOV has the technology and expertise to enable first-response teams with interoperability, improved visibility for command and control, realtime maps displaying current locations of team members and enhanced dispatch effectiveness. The QUALCOMM QGOV solution augments and extends current capabilities of today's public safety systems.

More information about QUALCOMM Government Technologies is available at *www.qualcomm.com/qgov*.


"We leverage wireless technologies to enhance the ability of government agencies to access and share information anywhere at any time."
KIMBERLY M. KORO, PRESIDENT,
QUALCOMM GOVERNMENT TECHNOLOGIES



QUALCOMM Culture

We believe in relationships.

INVENTING THE WORLD OF TOMORROW

A company can only be as forward-thinking as its people. QUALCOMM strives to provide a supportive, collaborative environment that promotes innovation and teamwork. To support our global mission of providing advanced wireless technologies everywhere, we employ a highly diverse workforce and maintain a worldwide network of offices and facilities.

Our company values are innovation, execution and partnership, and these qualities are nurtured through a strong commitment to providing education and mentoring across the organization. We believe that these principles are central to our success and continuing competitiveness.

MAKING A DIFFERENCE IN EVERYDAY LIFE

QUALCOMM supports a broad range of community organizations to sustain and support a better place for employees, family members, friends and customers. By partnering with these organizations, we strive to foster a community where diverse backgrounds and perspectives drive the vision of our future. The following is a list of some of our partner organizations:

- Building Engineering and Science Talent
- Council on Competitiveness
- Leadership Conference on Civil Rights Education
- National Academy of Engineering
- National Action Council for Minorities in Engineering
- National Black MBA Association
- National Consortium for Graduate Degrees for Minorities in Engineering and Science
- National Society of Black Engineers
- National Society of Hispanic MBAs
- Society of Hispanic Professional Engineers
- Society of Women Engineers
- Urban League

"I am very proud of QUALCOMM's effort to create a positive working environment for employees. That effort pays off with the employees' dedication and innovative contributions."

DR. DANIEL L. SULLIVAN, EXECUTIVE VICE PRESIDENT, HUMAN RESOURCES

We have been recognized for our innovations and industry leadership.

AWARDS AND HONORS

QUALCOMM has earned a distinguished reputation that goes beyond our technologies. QUALCOMM is among the members of the S&P 500 Index, FORTUNE 500® and a winner of the U.S. Department of Labor's "Secretary of Labor's Opportunity Award."

Our open and collaborative work environment, dedicated workforce and expertise have also earned QUALCOMM a place among *FORTUNE*'s list of "100 Best Companies to Work For in America" for eight years in a row and *FORTUNE*'s list of "Most Admired Companies." *CIO* magazine named QUALCOMM to its top 100 list for exemplifying the highest level of operational and strategic excellence. QUALCOMM's selected awards and honors include:

CORPORATE SUCCESS

- Fabless Semiconductor Association's "Best Financially Managed Company"
- *Forbes* Platinum List "The Best Big Companies"
- *BusinessWeek*'s "Global 1000"
- *BusinessWeek*'s "IT 100/200"
- *CIO*'s "Top 100 Award"
- *Financial Times* "List of Most Valuable Global Companies"
- Forbes 500 Company
- FORTUNE 500® Company
- *FORTUNE*'s "America's Most Admired Companies"
- *Financial Times* Newspaper's "Top 10 IT Companies"
- *Information Week*'s "Top 500 Technology Companies"
- *Institutional Investor*'s America's Most Shareholder-Friendly Companies: 2006
- NASDAQ 100™ Company
- S&P 500 Index

COMPANY CLIMATE

- *FORTUNE*'s "100 Best Companies to Work For"
- BestJobsUSA.com's "Employers of Choice 500"
- *Computerworld*'s "100 Best Places to Work in Information Technology"
- Work-Life Coalition's "Leaders in Corporate Work-Life Initiatives for Wellness & Work-Time Options"
- San Diego Society of Human Resource Management's "Workplace Excellence Award"

CORPORATE CITIZENSHIP

- *Business Ethics Magazine*'s "100 Best Corporate Citizens"
- Association of Fundraising Professionals' "Outstanding Philanthropic Corporation in San Diego"
- *San Diego* Magazine's "Philanthropic Business of the Year Award"
- Corporate Citizen Group's "U.S. Corporate Citizen Award"
- U.S. Environmental Protection Agency's named "Best Workplace For Commuters"
- FTSE4Good Index

GLOBAL DIVERSITY AND INCLUSION

- United States Department of Labor's "Secretary of Labor's Opportunity Award"
- *San Diego Business Journal*'s "Multicultural Heritage Award"
- State of California's "Governor's 2005 Exemplary Employer for Older Workers Award"
- American Association of Retired Persons' (AARP) "Best Employers for Workers over 50"
- *Black Collegian* Magazine's "Top 100 Employers"
- *Black Engineer* Magazine's "Minority Professional Choice – Best Diversity Programs in the United States"
- *Diversity* Magazine's "Company on the Rise"
- Leadership Conference on Civil Rights "Dr. Dorothy I. Height Chairperson's Award of Special Merit"
- National Asian Bar Association's "Corporate Citizen Award"
- YWCA's "Tribute to Women and Industry (TWIN) Award"

TRAINING

- "BEST" Training Organizations by the American Society of Training and Development
- *Training* Magazine's "Training Top 100"
- *Executive Excellence* Magazine's "Top Leadership Development Program"

QUALCOMM Financial Information

Financial, Market and Other Stockholder Information

In this document, the words "we," "our," "ours" and "us" refer only to QUALCOMM Incorporated and not any other person or entity.

FINANCIAL INFORMATION

The following is certain financial information of the Company that was originally filed with the Securities and Exchange Commission (SEC) on November 2, 2006 as part of the Company's Annual Report on Form 10-K for the fiscal year ended September 24, 2006. The Company has not undertaken any updates or revision to such information since the date it was originally filed with the SEC. Accordingly, you are encouraged to review such financial information together with subsequent information filed by the Company with the SEC, if any, and other publicly available information.

We operate and report using a 52-53 week fiscal year ending the last Sunday in September. Our 52-week fiscal years consist of four equal quarters of 13 weeks each, and our 53-week fiscal years consist of three 13-week fiscal quarters and one 14-week fiscal quarter. The financial results for our 53-week fiscal years and our 14-week fiscal quarters will not be exactly comparable to our 52-week fiscal years and our 13-week fiscal quarters. Each of the fiscal years ended September 24, 2006, September 25, 2005 and September 26, 2004 include 52 weeks.

MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

On July 13, 2004, we announced a two-for-one stock split in the form of a stock dividend. Stock was distributed on August 13, 2004 to stockholders of record as of July 23, 2004. All references in this Annual Report to number of shares and per share amounts reflect the stock split.

Market Information

Our common stock is traded on the NASDAQ Stock Market under the symbol "QCOM." The following table sets forth the range of high and low sales prices on the NASDAQ Stock Market of the common stock for the periods indicated, as reported by NASDAQ. Such quotations represent inter-dealer prices without retail markup, markdown or commission and may not necessarily represent actual transactions.

	High ($)	Low ($)
Fiscal 2005		
First quarter	44.99	37.71
Second quarter	44.91	33.99
Third quarter	38.52	32.08
Fourth quarter	44.92	32.98
Fiscal 2006		
First quarter	**46.60**	**39.02**
Second quarter	**51.18**	**42.91**
Third quarter	**53.01**	**38.77**
Fourth quarter	**40.92**	**32.76**

As of October 31, 2006, there were 10,549 holders of record of our common stock. On October 31, 2006, the last sale price reported on the NASDAQ Stock Market for our common stock was $36.39 per share.

Dividends

On March 8, 2005, we announced an increase in our quarterly dividend from $0.07 to $0.09 per share on our common stock. On March 7, 2006, we announced an increase in our quarterly dividend from $0.09 to $0.12 per share on our common stock. Cash dividends announced in fiscal 2005 and 2006 were as follows (in millions, except per share data):

	Per Share	Total	Cumulative by Fiscal Year
Fiscal 2005			
First quarter	$0.07	$115	$115
Second quarter	0.07	115	230
Third quarter	0.09	147	377
Fourth quarter	0.09	147	524
Total	$0.32	$524	
Fiscal 2006			
First quarter	**$0.09**	**$148**	**$148**
Second quarter	**0.09**	**150**	**298**
Third quarter	**0.12**	**202**	**500**
Fourth quarter	**0.12**	**198**	**698**
Total	**$0.42**	**$698**	

On October 5, 2006, we announced a cash dividend of $0.12 per share on our common stock, payable on January 4, 2007 to stockholders of record as of December 7, 2006. We intend to continue to pay quarterly dividends subject to capital availability and periodic determinations that cash dividends are in the best interests of our stockholders. Future dividends may be affected by, among other items, our views on potential future capital requirements, including those relating to research and development, creation and expansion of sales distribution channels and investments and acquisitions, legal risks, stock repurchase programs, changes in federal income tax law and changes to our business model.

Stock Options

Our stock option plans are part of a broad-based, long-term retention program that is intended to attract and retain talented employees and directors and align stockholder and employee interests.

Pursuant to our 2006 Long-Term Incentive Plan (2006 Plan), we grant options to selected employees, directors and consultants to purchase shares of our common stock at a price not less than the fair market value of the stock at the date of grant. The 2006 Plan provides for the grant of both incentive and non-qualified stock options as well as stock appreciation rights, restricted stock, restricted stock units, performance units and shares and other stock-based awards. Generally, options outstanding vest over five years and are exercisable for up to 10 years from the grant date. The Board of Directors may terminate the 2006 Plan at any time.

Additional information regarding our stock option plans and plan activity for fiscal 2006, 2005 and 2004 is provided in the notes to our consolidated financial statements in this Annual Report in "Notes to Consolidated Financial Statements, Note 8—Employee Benefit Plans" and in our 2007 Proxy Statement under the heading "Equity Compensation Plan Information."

Issuer Purchases of Equity Securities

Issuer purchases of equity securities (in millions, except share and per share data):

	Total Number of Shares Purchased	Average Price Paid Per Share[1]	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs[2]	Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs[3]
June 26, 2006 to July 23, 2006	5,641,028	$42.11	5,641,028	$1,098
July 24, 2006 to August 20, 2006	1,000,000	48.50	1,000,000	1,050
August 21, 2006 to September 24, 2006	1,000,000	49.00	1,000,000	1,001
Total	7,641,028	$43.84	7,641,028	$1,001

[1] Average price paid per share excludes cash paid for commissions. We repurchased 2,000,000 shares in the fourth quarter of 2006 upon the exercise of two outstanding put options. Premiums totaling $5 million were excluded from the average price paid per share. If the premiums had been included, the average price paid per share for the purchases of shares made during the fourth quarter would have been $43.23.

[2] On November 7, 2005, we announced that we authorized the expenditure of up to $2.5 billion to repurchase shares of our common stock with no expiration date. The $2.5 billion stock repurchase program replaced a $2.0 billion stock repurchase program, of which approximately $1.0 billion remained authorized for repurchases.

[3] The approximate dollar value of shares that may yet be purchased has not been reduced by the net cost of $89 million (net of the premiums received) of 2,000,000 shares that may be repurchased related to put options we sold during fiscal 2006.

Selected Financial Data

The following balance sheet data and statement of operations data for the five fiscal years ended September 24, 2006, September 25, 2005, September 26, 2004, September 28, 2003 and September 29, 2002 were derived from our audited consolidated financial statements. Consolidated balance sheets at September 24, 2006 and September 25, 2005 and the related consolidated statements of operations and cash flows for fiscal 2006, 2005 and 2004 and notes thereto appear elsewhere herein. The data should be read in conjunction with the annual consolidated financial statements, related notes and other financial information appearing elsewhere herein.

(In millions, except per share data)	Years Ended[1]				
	Sept. 24, 2006	Sept. 25, 2005	Sept. 26, 2004[2][4]	Sept. 28, 2003[2]	Sept. 29, 2002[2]
Statement of Operations Data:					
Revenues	$ 7,526	$ 5,673	$ 4,880	$3,847	$2,915
Operating income	2,690	2,386	2,129	1,573	840
Income from continuing operations	2,470	2,143	1,725	1,029	525
Discontinued operations, net of tax	–	–	(5)	(202)	(165)
Net income	$ 2,470	$ 2,143	$ 1,720	$ 827	$ 360
Basic earnings per common share:[3]					
Income from continuing operations	$ 1.49	$ 1.31	$ 1.07	$ 0.65	$ 0.34
Discontinued operations, net of tax	–	–	(0.01)	(0.13)	(0.11)
Net income	$ 1.49	$ 1.31	$ 1.06	$ 0.52	$ 0.23
Diluted earnings per common share:[3]					
Income from continuing operations	$ 1.44	$ 1.26	$ 1.03	$ 0.63	$ 0.32
Discontinued operations, net of tax	–	–	–	(0.12)	(0.10)
Net income	$ 1.44	$ 1.26	$ 1.03	$ 0.51	$ 0.22
Dividends per share announced	$ 0.420	$ 0.320	$ 0.190	$0.085	$ –
Shares used in earnings per share calculations:[3]					
Basic	1,659	1,638	1,616	1,579	1,542
Diluted	1,711	1,694	1,675	1,636	1,619
Balance Sheet Data:					
Cash, cash equivalents and marketable securities	$ 9,949	$ 8,681	$ 7,635	$5,372	$3,200
Total assets	15,208	12,479	10,820	8,822	6,506
Long-term debt[5]	58	3	–	123	94
Total stockholders' equity	13,406	11,119	9,664	7,598	5,392

[1] Our fiscal year ends on the last Sunday in September. The five fiscal years ended September 24, 2006, September 25, 2005, September 26, 2004, September 28, 2003 and September 29, 2002 each included 52 weeks.

[2] During fiscal 2004, we sold the Vésper Operating Companies and the Vésper Towers and returned personal mobile service (SMP) licenses to Anatel, the telecommunications regulatory agency in Brazil. The results of operations, including gains and losses realized on the sales transactions and the SMP licenses, are presented as discontinued operations.

[3] We effected a two-for-one stock split in August 2004. All references to number of shares and per share amounts reflect this stock split.

[4] Prior to the fourth quarter of fiscal 2004, we recorded royalty revenues from certain licensees based on our estimates of royalties during the period they were earned. Starting in the fourth quarter of fiscal 2004, we began recognizing royalty revenues solely based on royalties reported by licensees during the quarter. The change in the timing of recognizing royalty revenue was made prospectively and had the initial one-time effect of reducing royalty revenues recorded in the fourth quarter of fiscal 2004. See Management's Discussion and Analysis of Financial Condition and Results of Operations in this Annual Report for more information.

[5] Long-term debt for the years ended September 24, 2006 and September 25, 2005 consisted of capital lease obligations, which are included in other liabilities in the consolidated balance sheets.

Management's Discussion and Analysis of Financial Condition and Results of Operations

In addition to historical information, the following discussion contains forward-looking statements that are subject to risks and uncertainties. Actual results may differ substantially from those referred to herein due to a number of factors, including but not limited to risks described in the section entitled Risk Factors in the Company's Annual Report on Form 10-K, in the section entitled "Safe Harbor Statement" included herein and elsewhere in this Annual Report.

OVERVIEW

Recent Highlights

Revenues for fiscal 2006 were $7.53 billion, with net income of $2.47 billion. The following recent developments occurred with respect to key elements of our business or our industry:

During fiscal 2006:

- Worldwide wireless subscribers grew by more than 24% to reach approximately 2.5 billion.[1]
- CDMA subscribers, including both 2G (cdmaOne) and 3G (CDMA2000 1X, 1xEV-DO and WCDMA), grew to 17% of total worldwide wireless subscribers to date.[1]
- 3G subscribers (all CDMA-based) grew to approximately 402 million worldwide through September 2006, including approximately 272 million CDMA2000 1X subscribers, approximately 85 million WCDMA subscribers and approximately 45 million 1xEV-DO subscribers.[1]
- CDMA-based handset shipments totaled approximately 255 million units, an increase of 40% over the 182 million units shipped in fiscal 2005.[2]
- CDMA-based handset shipments grew faster than total worldwide handsets and represent an estimated 28% of the total (916 million) worldwide handset shipments, compared to 25% of the total (726 million) shipments in fiscal 2005.[3]
- Average selling prices of CDMA-based handsets were approximately $215, same as the prior year.[2]
- We shipped approximately 207 million Mobile Station Modem (MSM) integrated circuits for CDMA-based phones and data modules (all of which were 3G, including CDMA2000 1X, 1xEV-DO and WCDMA), an increase of 37%, compared to approximately 151 million MSM integrated circuits in the prior fiscal year.

During the fourth quarter of fiscal 2006:

- We estimate the ratio of WCDMA reported royalties to total reported royalties was 49%, up from 41% reported in the year ago quarter.
- We estimate that, in Western Europe, WCDMA handset sales represented approximately 41% of all manufacturer handset sales during the period from April 2006 through June 2006, up from 14% in the year ago quarter.[4]

Our Business and Operating Segments

We design, manufacture, have manufactured on our behalf and market digital wireless telecommunications products and services based on our CDMA technology and other technologies. We derive revenue principally from sales of integrated circuit products, from license fees and royalties for use of our intellectual property, from services and related hardware sales, and from software development and licensing and related services. Operating expenses primarily consist of cost of equipment and services, research and development and selling, general and administrative expenses.

We conduct business primarily through four reportable segments. These segments are: QUALCOMM CDMA Technologies, or QCT; QUALCOMM Technology Licensing, or QTL; QUALCOMM Wireless & Internet, or QWI; and QUALCOMM Strategic Initiatives, or QSI.

QCT is a leading developer and supplier of CDMA-based integrated circuits and system software for wireless voice and data communications, multimedia functions and global positioning system products. QCT's integrated circuit products and system software are used in wireless devices, particularly mobile phones, data cards and infrastructure equipment. The integrated circuits for wireless phones include the Mobile Station Modem (MSM), Radio Frequency (RF) and Power Management (PM) devices. These integrated circuits for wireless phones and system software perform voice and data communication, multimedia and global positioning functions, radio conversion between RF and baseband signals and power management. The infrastructure equipment integrated circuits and system software perform the core baseband CDMA modem functionality in the wireless operator's equipment providing wireless standards-compliant processing of voice and data signals to and from wireless phones. QCT's system software enables the other phone components to interface with the integrated circuit products and is the foundation software enabling phone manufacturers to develop handsets utilizing the functionality within the integrated circuits. In addition to the key components in a wireless system, QCT provides system reference designs and development tools to assist in customizing wireless phones and user interfaces, to integrate our products with components developed by others,

[1] According to Wireless Intelligence, an independent source of wireless operator data.

[2] Unit shipments and average selling prices are for the period from July through June based on reports provided during the fiscal year by our licensees/manufacturers.

[3] Based on reports by Strategy Analytics, a global research and consulting firm in their Global Handset Market Share Updates.

[4] Based on estimates derived from our licensee reports and estimates from the Yankee Group, a global market intelligence and advisory firm in the technology and telecommunications industry.

and to test interoperability with existing and planned networks. QCT revenues comprised 58%, 58% and 64% of total consolidated revenues in fiscal 2006, 2005 and 2004, respectively.

QCT utilizes a fabless production business model, which means that we do not own or operate foundries for the production of silicon wafers from which our integrated circuits are made. Integrated circuits are die, cut from silicon wafers, that have completed the assembly and final test manufacturing processes. Die, cut from silicon wafers, are the essential components of all of our integrated circuits and a significant portion of the total integrated circuit cost. We rely on independent third-party suppliers to perform the manufacturing and assembly, and most of the testing, of our integrated circuits. Our suppliers are also responsible for the procurement of most of the raw materials used in the production of our integrated circuits. The majority of our integrated circuits are purchased on a turnkey basis, in which our foundry suppliers are responsible for delivering fully assembled and tested integrated circuits. We also employ a two-stage manufacturing business model in which we purchase completed die directly from semiconductor manufacturing foundries, and directly manage and contract with third-party manufacturers for back-end assembly and test services. We refer to this two-stage manufacturing business model as Integrated Fabless Manufacturing (IFM). IBM, Taiwan Semiconductor Manufacturing Company, Ltd. and United Microelectronics are the primary foundry suppliers for our family of baseband integrated circuits. Atmel, Freescale (formerly Motorola Semiconductor) and IBM are the primary foundry suppliers for our family of analog, radio frequency and power management integrated circuits. Our fabless model provides us the flexibility to select suppliers that offer advanced process technologies to manufacture, assemble and test our integrated circuits at a competitive price.

QTL grants licenses to use portions of our intellectual property portfolio, which includes certain patent rights essential to and/or useful in the manufacture and sale of certain wireless products, including, without limitation, products implementing cdmaOne, CDMA2000, WCDMA, CDMA TDD and/or OFDMA standards and their derivatives. QTL receives revenue from license fees as well as ongoing royalties based on worldwide sales by licensees of products incorporating or using our intellectual property. License fees are fixed amounts paid in one or more installments. Ongoing royalties are generally based upon a percentage of the wholesale selling price of licensed products, net of certain permissible deductions (e.g. certain shipping costs, packing costs, VAT, etc.). QTL revenues comprised 35%, 32% and 27% of total consolidated revenues in fiscal 2006, 2005 and 2004, respectively. The vast majority of such revenues has been generated primarily through our licensees' sales of cdmaOne, CDMA2000 and WCDMA products.

QWI, which includes QUALCOMM Wireless Business Solutions (QWBS), QUALCOMM Internet Services (QIS) and QUALCOMM Government Technologies (QGOV), generates revenues primarily through mobile communication products and services, software and software development aimed at support and delivery of wireless applications. QWBS provides satellite- and terrestrial-based two-way data messaging, position reporting and wireless application services to transportation companies, private fleets, construction equipment fleets and other enterprise companies. QIS provides BREW-based (Binary Runtime Environment for Wireless) products that include user interface and content delivery and management products and services for the wireless industry. QIS also provides QChat and QPoint products and services. QChat enables virtually instantaneous push-to-talk functionality on CDMA-based wireless devices while QPoint enables operators to offer E-911 and location-based applications and services. The QGOV division provides development, hardware and analytical expertise to United States government agencies involving wireless communications technologies. QWI revenues comprised 9%, 11% and 12% of total consolidated revenues in fiscal 2006, 2005 and 2004, respectively.

QSI manages the Company's strategic investment activities, including MediaFLO USA, Inc. (MediaFLO USA), the Company's wholly-owned wireless multimedia operator subsidiary. QSI also makes strategic investments to promote the worldwide adoption of CDMA-based products and services. Our strategy is to invest in CDMA-based operators, licensed device manufacturers and start-up companies that we believe open new markets for CDMA technology, support the design and introduction of new CDMA-based products or possess unique capabilities or technology. Our MediaFLO USA subsidiary expects to offer a nationwide multicasting network based on our MediaFLO MDS and FLO technology. This network is expected to be utilized as a shared resource for wireless operators and their customers in the United States. The commercial availability of the MediaFLO USA network and service will be determined by our wireless operator partners. MediaFLO USA's network will use the 700 MHz spectrum for which we hold licenses for a nationwide footprint. Additionally, MediaFLO USA plans to procure, aggregate and distribute content in service packages which we will make available on a wholesale basis to our wireless operator customers (whether they operate on CDMA or GSM/WCDMA networks) in the United States. Distribution, marketing, billing and customer relationships are expected to remain services provided by our wireless operator partners. As part of our strategic investment activities, we may consider various corporate structuring and exit strategies at some point in the future, which may include distribution of our ownership interest in MediaFLO USA to our stockholders in a spin-off transaction.

Nonreportable segments include: the QUALCOMM Wireless Systems division, which sells products that operate on the Globalstar low-Earth-orbit satellite-based telecommunications system and provides related services; the QUALCOMM MEMS Technologies division, which is developing an iMoD display technology based on micro-electro-mechanical system (MEMS) structure combined with thin film optics; the QUALCOMM Flarion Technologies division, which is developing OFDM/OFDMA technologies; and other product initiatives.

Looking Forward

The deployment of 3G networks (CDMA2000 and WCDMA) enables higher voice capacity and data rates, thereby supporting more minutes of use and data intensive applications like multimedia. As a result, we expect continued growth in demand for 3G products and services around the world:

- The deployment of CDMA2000 networks is expected to continue.
  - More than 170 operators have launched CDMA2000 1X;[1]
  - More than 50 operators have deployed the higher data speeds of 1xEV-DO and several are preparing to deploy EV-DO Revision A.[1]
- GSM operators are expected to continue transitioning to WCDMA networks.
  - More than 122 GSM operators have migrated their networks to WCDMA;[2]
  - More than 65 operators have launched commercial HSDPA networks and manufacturers are beginning to trial the faster uplink speeds of HSUPA.[2]
- We expect WCDMA phone prices to segment into high and low end, with low-end prices decreasing significantly as volumes increase and competition intensifies among WCDMA phone manufacturers and integrated circuit suppliers, as happened with CDMA2000. We expect phone market share will change and competition will increase as WCDMA networks grow and expand beyond Japan and Western Europe into the United States and China.
- To meet growing demand for advanced 3G phones and increased multimedia MSM functionality, we intend to continue to invest significant resources toward the development of multimedia products, software and services for the wireless industry. However, we expect that a portion of our research and development initiatives in fiscal 2007 will not reach commercialization until several years in the future.
- We expect demand for low-end phones to continue, and we have invested resources to develop single-chip products, which integrate the baseband, radio frequency and power management chips into one package, lowering component counts and enabling faster time-to-market. While we are moving aggressively to address the low-end market more effectively with CDMA-based products, we still face significant competition from GSM-based products at the very low end, particularly in Brazil and India.
- We will continue to invest in the evolution of CDMA and a broad range of other technologies as part of our vision to enable a range of technologies, each optimized for specific services, including the following products and technologies:
  - The BREW applications platform, content delivery services and user interfaces;
  - The MediaFLO Media Distribution System (MDS) and FLO technology for delivery of multimedia content;
  - The DO Multicarrier Multilink eXtensions (DMMX) and HSDPA Multicarrier Multilink eXtensions (HMMX) platforms to support the long-term roadmaps of 1xEV-DO and HSDPA;
  - OFDM and OFDMA-based technologies;
  - Our iMoD display technology.
- We will continue to devote resources to working with and educating all participants in the wireless value chain as to the benefits of our business model in promoting a highly competitive and innovative wireless market. However, we expect that certain companies may continue to be dissatisfied with the need to pay fair royalties for the use of our technology and not welcome the success of our business model in enabling new, highly cost-effective competitors to their products. We expect that such companies will continue their attacks on our business model in various forums throughout the world.
- In addition, our license agreement with Nokia Corp. expires in part on April 9, 2007. If we cannot conclude an extension or a new license agreement beyond that time period, Nokia's rights to sell subscriber products under most of our patents will expire, as will our rights to sell integrated circuits under Nokia's patents. While we continue to work with Nokia to see if we can reach an agreement, there is no guarantee that we will be able to successfully resolve this matter before April 9, 2007, and little progress has been made to date. If we are unable to reach agreement, we will aggressively pursue all our legal and business remedies and assume that Nokia will do likewise. Nokia has stated publicly that it does not intend to pay us for its use of our patents prior to the resolution of the dispute. As a result, under generally accepted accounting principles, we will be unable to record royalty revenue attributable to Nokia's sales until a court awards damages or agreement is reached, potentially resulting in a negative impact on future royalty revenues reported by our QTL segment.

Further discussion of risks related to our business is presented in the section entitled Risk Factors in the Company's Annual Report on Form 10-K.

[1] According to public reports made available at www.cdg.org.

[2] As reported by the Global mobile Suppliers Association, an international organization of WCDMA and GSM (Global System for Mobile Communications) suppliers in their September and October 2006 reports.

Revenue Concentrations

Revenues from customers in South Korea, Japan, China and the United States comprised 32%, 21%, 17% and 13%, respectively, of total consolidated revenues in fiscal 2006 as compared to 37%, 21%, 11% and 18%, respectively, in fiscal 2005, and 43%, 18%, 7% and 21%, respectively, in fiscal 2004. We distinguish revenue from external customers by geographic areas based on customer location. Revenues from customers in China increased as a percentage of total revenues in fiscal 2006 and in fiscal 2005, as compared to the prior years, primarily due to the maturing of CDMA-based manufacturers in China that are experiencing wider adoption of their products in international markets for low priced CDMA2000 phones and WCDMA phones. Combined revenues from customers in South Korea, Japan and the United States decreased as a percentage of total revenues, from 82% in fiscal 2004 to 76% in fiscal 2005 and 66% in fiscal 2006, primarily due to increases in the percentage of revenues from WCDMA manufacturers in Western Europe and increased activity by manufacturers in China.

Critical Accounting Policies and Estimates

Our discussion and analysis of our results of operations and liquidity and capital resources are based on our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and disclosure of contingent assets and liabilities. On an ongoing basis, we evaluate our estimates and judgments, including those related to revenue recognition, valuation of intangible assets and investments, share-based payments, income taxes, and litigation. We base our estimates on historical and anticipated results and trends and on various other assumptions that we believe are reasonable under the circumstances, including assumptions as to future events. These estimates form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. By their nature, estimates are subject to an inherent degree of uncertainty. Actual results that differ from our estimates could have a significant adverse effect on our operating results and financial position. We believe that the following significant accounting policies and assumptions may involve a higher degree of judgment and complexity than others.

Revenue Recognition. We derive revenue principally from sales of integrated circuit products, from royalties and license fees for our intellectual property, from messaging and other services and related hardware sales and from software development and licensing and related services. The timing of revenue recognition and the amount of revenue actually recognized in each case depends upon a variety of factors, including the specific terms of each arrangement and the nature of our deliverables and obligations. Determination of the appropriate amount of revenue recognized involves judgments and estimates that we believe are reasonable, but it is possible that actual results may differ from our estimates. We record reductions to revenue for customer incentive programs, including special pricing agreements and other volume-related rebate programs. Such reductions to revenue are estimates, based on a number of factors, including our assumptions related to historical and projected customer sales volumes and the contractual provisions of our customer agreements.

We license rights to use portions of our intellectual property portfolio, which includes certain patent rights essential to and/or useful in the manufacture and sale of certain wireless products, including, without limitation, products implementing cdmaOne, CDMA2000, WCDMA, CDMA TDD and/or the OFDMA standards and their derivatives. Licensees typically pay a license fee in one or more installments and ongoing royalties based on their sales of products incorporating or using our licensed intellectual property. License fees are recognized over the estimated period of future benefit to the average licensee, typically five to seven years. We earn royalties on such licensed CDMA products sold worldwide by our licensees at the time that the licensees' sales occur. Our licensees, however, do not report and pay royalties owed for sales in any given quarter until after the conclusion of that quarter, and, in some instances, although royalties are reported quarterly, payment is made on a semi-annual basis. During the periods preceding the fourth quarter of fiscal 2004, we estimated and recorded the royalty revenues earned for sales by certain licensees (the Estimated Licensees) in the quarter in which such sales occurred, but only when reasonable estimates of such amounts could be made. Not all royalties earned were recorded based on estimates.

In the fourth quarter of fiscal 2004, we determined that, due to escalating and changing business trends, we no longer had the ability to reliably estimate royalty revenues from the Estimated Licensees. These escalating and changing trends included the commercial launches and global expansion of WCDMA networks, changes in market share among licensees due to increased global competition, and increased variability in the integrated circuit and finished product inventories of licensees. Starting in the fourth quarter of fiscal 2004, we began recognizing royalty revenues solely based on royalties reported by licensees during the quarter. The change in the timing of recognizing royalty revenue was made prospectively and had the initial one-time effect of reducing royalty revenues recorded in the fourth quarter of fiscal 2004.

Valuation of Intangible Assets and Investments. Our business acquisitions typically result in the recording of goodwill and other intangible assets, and the recorded values of those assets may become impaired in the future. As of September 24, 2006, our goodwill and intangible assets, net of accumulated amortization, were $1.2 billion and $450 million, respectively. The determination of the value of such intangible assets requires management to make estimates and assumptions that affect our consolidated financial statements. We assess potential impairments to intangible assets when there is evidence that events or changes in circumstances indicate that the carrying amount of an asset may not be recovered. Our judgments regarding the existence of impairment indicators and future cash flows related to intangible assets are based on operational performance of our businesses, market conditions and other factors. Although there are inherent uncertainties in this assessment process, the estimates and assumptions we use, including estimates of future cash flows, volumes, market penetration and discount rates, are consistent with our internal planning.

If these estimates or their related assumptions change in the future, we may be required to record an impairment charge on all or a portion of our goodwill and intangible assets. Furthermore, we cannot predict the occurrence of future impairment-triggering events nor the impact such events might have on our reported asset values. Future events could cause us to conclude that impairment indicators exist and that goodwill or other intangible assets associated with our acquired businesses are impaired. Any resulting impairment loss could have an adverse impact on our results of operations.

We hold minority investments in publicly-traded companies whose share prices may be highly volatile. These investments, which are recorded at fair value with increases or decreases generally recorded through stockholders' equity as other comprehensive income or loss, totaled $1.3 billion at September 24, 2006. We record impairment charges when we believe an investment has experienced a decline that is other than temporary. The determination that a decline is other than temporary is subjective and influenced by many factors. Future adverse changes in market conditions or poor operating results of investees could result in losses or an inability to recover the carrying value of the investments, thereby possibly requiring impairment charges in the future. When assessing a publicly-traded investment for an other-than-temporary decline in value, we consider such factors as, among other things, how significant the decline in value is as a percentage of the original cost, how long the market value of the investment has been less than its original cost, the performance of the investee's stock price in relation to the stock price of its competitors within the industry, the market in general and analyst recommendations. We also review the financial statements of the investee to determine if the investee is experiencing financial difficulties. In the event our judgments change as to other-than-temporary declines in value, we may record an impairment loss, which could have an adverse impact on our results of operations. During fiscal 2006, 2005 and 2004, we recorded $15 million, $12 million and $12 million, respectively, in other-than-temporary losses on our minority investments in publicly-traded companies.

We hold minority strategic investments in private companies whose values are difficult to determine. These investments totaled $94 million at September 24, 2006. We record impairment charges when we believe an investment has experienced a decline that is other than temporary. The determination that a decline is other than temporary is subjective and influenced by many factors. Future adverse changes in market conditions or poor operating results of investees could result in losses or an inability to recover the carrying value of the investments, thereby possibly requiring impairment charges in the future. When assessing investments in private companies for an other-than-temporary decline in value, we consider such factors as, among other things, the share price from the investee's latest financing round, the performance of the investee in relation to its own operating targets and its business plan, the investee's revenue and cost trends, the investee's liquidity and cash position, including its cash burn rate, and market acceptance of the investee's products and services. From time to time, we may consider third-party evaluations, valuation reports or advice from investment banks. We also consider new products/services that the investee may have forthcoming, any significant news specific to the investee or the investee's competitors and/or industry and the outlook of the overall industry in which the investee operates. In the event our judgments change as to other-than-temporary declines in value, we may record an impairment loss, which could have an adverse impact on our results of operations. During fiscal 2006 and 2005, we recorded $4 million and $1 million, respectively, in other-than-temporary losses on our investments in private companies. Such losses were not significant in fiscal 2004.

Share-Based Payments. We grant options to purchase our common stock to our employees and directors under our stock option plans. Eligible employees can also purchase shares of our common stock at 85% of the lower of the fair market value on the first or the last day of each six-month offering period under our employee stock purchase plans. The benefits provided under these plans are share-based payments subject to the provisions of revised Statement of Financial Accounting Standards No. 123 (FAS 123R), "Share-Based Payment." Effective September 26, 2005, we use the fair value method to apply the provisions of FAS 123R with a modified prospective application. FAS 123R provides for certain changes to the method for estimating the value of share-based compensation. The valuation provisions of FAS 123R apply to new awards and to awards that are outstanding on the effective date, which are subsequently modified or cancelled. Under the modified prospective application method, prior periods are not revised for comparative purposes. Share-based compensation expense recognized under FAS 123R for fiscal 2006 was $495 million. At September 24, 2006, total unrecognized estimated compensation expense related to non-vested stock options granted prior to that date was $1.2 billion, which is expected to be recognized over a weighted-average period of 1.7 years. Net stock options, after forfeitures and cancellations, granted during fiscal 2006 represented 1.9% of outstanding shares as of the beginning of the fiscal period. Total stock options granted during fiscal 2006 represented 2.1% of outstanding shares as of the end of the fiscal period.

Upon adoption of FAS 123R, we began estimating the value of stock option awards on the date of grant using a lattice binomial option-pricing model (binomial model). Prior to the adoption of FAS 123R, the value of all share-based awards was estimated on the date of grant using the Black-Scholes option-pricing model (Black-Scholes model) for the pro forma information required to be disclosed under FAS 123. The determination of the fair value of share-based payment awards on the date of grant using an option-pricing model is affected by our stock price as well as assumptions regarding a number of complex and subjective variables. These variables include, but are not limited to, our expected stock price volatility over the term of the awards, actual and projected employee stock option exercise behaviors, risk-free interest rate and expected dividends.

If factors change and we employ different assumptions in the application of FAS 123R in future periods, the compensation expense that we record under FAS 123R may differ significantly from what we have recorded in the current period. Therefore, we believe it is important for investors to be aware of the high degree of subjectivity involved when using option-pricing models to estimate share-based compensation under FAS 123R. Option-pricing models were developed for use in estimating the value of traded options that have no vesting or hedging restrictions, are fully transferable and do not cause dilution. Because our share-based payments have characteristics significantly different from those of freely traded options, and because changes in the subjective input assumptions can materially affect our estimates of fair values, in our opinion, existing valuation models, including the Black-Scholes and lattice binomial models, may not provide reliable measures of the fair values of our share-based compensation awards. Consequently, there is a risk that our estimates of the fair values of our share-based compensation awards on the grant dates may bear little resemblance to the actual values realized upon the exercise, expiration, early termination or forfeiture of those share-based payments in the future. Certain share-based payments, such as employee stock options, may expire worthless or otherwise result in zero intrinsic value as compared to the fair values originally estimated on the grant date and reported in our consolidated financial statements. Alternatively, value may be realized from these instruments that are significantly in excess of the fair values originally estimated on the grant date and reported in our consolidated financial statements. There is not currently a market-based mechanism or other practical application to verify the reliability and accuracy of the estimates stemming from these valuation models, nor is there a means to compare and adjust the estimates to actual values. Although the fair value of employee share-based awards is determined in accordance with FAS 123R and the Securities and Exchange Commission's Staff Accounting Bulletin No. 107 (SAB 107), using an option-pricing model, that value may not be indicative of the fair value observed in a willing buyer/willing seller market transaction.

Estimates of share-based compensation expenses are significant to our consolidated financial statements, but these expenses are based on option valuation models and will never result in the payment of cash by us. For this reason, and because we do not view share-based compensation as related to our operational performance, we exclude estimated share-based compensation expense when evaluating the business performance of our operating segments.

The guidance in FAS 123R and SAB 107 is relatively new, and best practices are not well established. The application of these principles may be subject to further interpretation and refinement over time. There are significant differences among valuation models, and there is a possibility that we will adopt different valuation models in the future. This may result in a lack of consistency in future periods and materially affect the fair value estimate of share-based payments. It may also result in a lack of comparability with other companies that use different models, methods and assumptions.

Theoretical valuation models and market-based methods are evolving and may result in lower or higher fair value estimates for share-based compensation. The timing, readiness, adoption, general acceptance, reliability and testing of these methods is uncertain. Sophisticated mathematical models may require voluminous historical information, modeling expertise, financial analyses, correlation analyses, integrated software and databases, consulting fees, customization and testing for adequacy of internal controls. Market-based methods are emerging that, if employed by us, may dilute our earnings per share and involve significant transaction fees and ongoing administrative expenses. The uncertainties and costs of these extensive valuation efforts may outweigh the benefits to investors.

For purposes of estimating the fair value of stock options granted during fiscal 2006 using the binomial model, we used the implied volatility of market-traded options in our stock for the expected volatility assumption input to the binomial model, consistent with the guidance in FAS 123R and SAB 107. We utilized the term structure of volatility up to approximately two years, and the implied volatility of the option with the longest time to maturity was used for the expected volatility estimates for periods beyond two years. The weighted-average volatility assumption was 30.7% for fiscal 2006, which if increased to 37%, would increase the weighted-average estimated fair value of stock options granted during fiscal 2006 by $1.66 per share, or 11%. The volatility percentage assumed for fiscal 2006 was based on the implied volatility of traded options, as compared to the blend of implied and historical volatility data used in prior years. FAS 123R includes implied volatility in its list of factors that should be considered in estimating expected volatility. We believe implied volatility is more useful than historical volatility in estimating expected volatility because it is generally reflective of both historical volatility and expectations of how future volatility will differ from historical volatility.

The risk-free interest rate is based on the yield curve of U.S. Treasury strip securities for a period consistent with the contractual life of the option in effect at the time of grant. The weighted-average risk-free interest rate assumption was 4.6% for fiscal 2006, which if increased to 6.5%, would increase the weighted-average estimated fair value of stock options granted during fiscal 2006 by $1.19 per share, or 8%.

We do not target a specific dividend yield for our dividend payments, but we are required to assume a dividend yield as an input to the binomial model. The dividend yield assumption is based on our history and expectation of dividend payouts. The dividend yield assumption was 1.0% for fiscal 2006, which if decreased to 0.4%, would increase the weighted-average estimated fair value of stock options granted during fiscal 2006 by $0.89 per share, or 6%. Dividends and/or increases or decreases in dividend payments are subject to board approval as well as to future cash inflows and outflows resulting from operating performance, stock repurchase programs, mergers and acquisitions, and other sources and uses of cash. While our historical dividend rate is assumed to continue in the future, it may be subject to substantial change, and investors should not depend upon this forecast as a reliable indication of future cash distributions that will be made to investors.

The post-vesting forfeiture rate is estimated using historical option cancellation information. The weighted-average post-vesting forfeiture rate assumption was 6.0% for fiscal 2006, which if decreased to 1.5%, would increase the weighted-average estimated fair value of stock options granted during fiscal 2006 by $0.88 per share, or 6%.

The suboptimal exercise factor is estimated using historical option exercise information. The weighted-average suboptimal exercise factor assumption was 1.7 for fiscal 2006, which if increased to 2.0, would increase the weighted-average estimated fair value of stock options granted during fiscal 2006 by $1.06 per share, or 7%.

Income Taxes. Our income tax returns are based on calculations and assumptions that are subject to examination by the Internal Revenue Service and other tax authorities. While we believe we have appropriate support for the positions taken on our tax returns, we regularly assess the potential outcomes of these examinations and any future examinations for the current or prior years in determining the adequacy of our provision for income taxes. As part of our assessment of potential adjustments to our tax returns, we increase our current tax liability to the extent an adjustment would result in a cash tax payment or decrease our deferred tax assets to the extent an adjustment would not result in a cash tax payment. We continually assess the likelihood and amount of potential adjustments and adjust the income tax provision, the current tax liability and deferred taxes in the period in which the facts that give rise to a revision become known. Although we believe that the estimates and assumptions supporting our assessments are reasonable, adjustments could be materially different from those which are reflected in historical income tax provisions and recorded assets and liabilities.

We regularly review our deferred tax assets for recoverability and establish a valuation allowance based on historical taxable income, projected future taxable income, the expected timing of the reversals of existing temporary differences and the implementation of tax-planning strategies. As of September 24, 2006, gross deferred tax assets were $914 million. If we are unable to generate sufficient future taxable income in certain tax jurisdictions, or if there is a material change in the actual effective tax rates or time period within which the underlying temporary differences become taxable or deductible, we could be required to increase our valuation allowance against our deferred tax assets which could result in an increase in our effective tax rate and an adverse impact on operating results.

As of September 24, 2006, we had gross deferred tax assets of $267 million related to capital loss carryforwards. We can only use capital losses to offset capital gains. Based upon our assessments of projected future capital gains and losses and related tax planning strategies, we expect that our future capital gains will not be sufficient to utilize all the capital losses that we have incurred through fiscal 2006. Therefore, we have provided a $16 million valuation allowance for the portion of capital losses we do not expect to utilize. Significant judgment is required to forecast the timing and amount of future capital gains and the timing of realization of capital losses. Adjustments to our valuation allowance based on changes to our forecast of capital losses and capital gains are reflected in the period the change is made.

We consider the operating earnings of certain non-United States subsidiaries to be indefinitely invested outside the United States based on estimates that future domestic cash generation will be sufficient to meet future domestic cash needs. No provision has been made for United States federal and state, or foreign taxes that may result from future remittances of undistributed earnings of foreign subsidiaries, the cumulative amount of which is approximately $2.7 billion as of September 24, 2006. Should we repatriate foreign earnings, we would have to adjust the income tax provision in the period in which the decision to repatriate earnings of foreign subsidiaries is made.

Beginning September 26, 2005, we recognize windfall tax benefits associated with the exercise of stock options directly to stockholders' equity only when realized. Accordingly, deferred tax assets are not recognized for net operating loss carryforwards resulting from windfall tax benefits occurring from September 26, 2005 onward. A windfall tax benefit occurs when the actual tax benefit realized by us upon an employee's disposition of a share-based award exceeds the deferred tax asset, if any, associated with the award that we had recorded. When assessing whether a tax benefit relating to share-based compensation has been realized, we follow the tax law ordering method, under which current year share-based compensation deductions are assumed to be utilized before net operating loss carryforwards and other tax attributes.

Litigation. We are currently involved in certain legal proceedings. Although there can be no assurance that unfavorable outcomes in any of these matters would not have a material adverse effect on our operating results, liquidity or financial position, we believe the claims are without merit and intend to vigorously defend the actions. We estimate the range of liability related to pending litigation where the amount and range of loss can be estimated. We record our best estimate of a loss when the loss is considered probable. Where a liability is probable and there is a range of estimated loss with no best estimate in the range, we record the minimum estimated liability related to the claim. As additional information becomes available, we assess the potential liability related to our pending litigation and revise our estimates. We have not recorded any accrual for contingent liability associated with our legal proceedings based on our belief that a liability, while possible, is not probable. Further, any possible range of loss cannot be estimated at this time. Revisions in our estimates of the potential liability could materially impact our results of operations.

Acquisitions

On January 18, 2006, we completed our acquisition of all of the outstanding capital stock of Flarion Technologies, Inc. (Flarion), a privately held developer of Orthogonal Frequency Division Multiplexing Access (OFDMA) technology for approximately $613 million in consideration, consisting of approximately $349 million in shares of QUALCOMM stock, $229 million in cash, and the exchange of Flarion's existing vested options and warrants with an estimated aggregate fair value of approximately $35 million. In addition, we assumed Flarion's existing unvested options with an estimated aggregate fair value of $63 million, which is recorded as share-based compensation over the requisite service period pursuant to FAS 123R. Upon achievement of certain agreed upon milestones during the third quarter of fiscal 2006, we incurred additional aggregate consideration of $197 million, consisting of approximately $185 million in cash (of which $75 million will be payable in July 2007), $8 million in shares of QUALCOMM stock (of which $3 million is issuable in March 2007), and the modification of Flarion's existing vested options and warrants with an estimated incremental fair value of approximately $4 million. The additional amounts payable in cash and shares on the milestone date were treated as additional consideration and recorded as goodwill. In addition, the modification of Flarion's existing unvested options resulted in an estimated incremental fair value of $7 million, which will be recorded as share-based compensation over the requisite service period pursuant to FAS 123R. The acquisition of Flarion is intended to broaden our ability to effectively support operators who may prefer an OFDMA or a hybrid OFDM/CDMA/WCDMA network alternative. The addition of Flarion's intellectual property and engineering resources also supplements the resources that we have already dedicated over the years towards the development of OFDM/OFDMA technologies.

Strategic Investments in Our QSI Segment

Our QSI segment makes strategic investments to promote the worldwide adoption of CDMA products and services. QSI segment assets totaled $660 million at September 24, 2006, compared to $442 million at September 25, 2005. Our MediaFLO USA subsidiary, a wireless multimedia operator, is expected to begin commercial operations in 2007. QSI's assets related to MediaFLO USA totaled $329 million and $98 million at September 24, 2006 and September 25, 2005, respectively. We also enter into strategic relationships with CDMA wireless operators and developers of innovative technologies or products for the wireless communications industry. Due to financial and competitive challenges facing wireless operators, we cannot assure you that our investments in or loans to these operators will generate financial returns or that they will result in increased adoption or continued use of CDMA technologies. CDMA wireless operators to whom we have provided funding have limited operating histories, are faced with significant capital requirements and are highly leveraged and/or have limited financial resources. If these CDMA wireless operators are not successful, we may have to write down our investments in or loans to these operators.

Our QSI segment maintains strategic investments in marketable equity securities classified as available-for-sale. We strategically invest in companies in the high-technology industry and typically do not attempt to reduce or eliminate our exposure to market risks in these investments. The fair values of these strategic investments are subject to substantial quarterly and annual fluctuations and to significant market price volatility. Our strategic investments in specific companies and industry segments may vary over time, and changes in concentrations may affect price volatility. Downward fluctuations and market trends could adversely affect our operating results. In addition, the realizable value of these securities and derivative instruments is subject to market and other conditions.

QSI also makes strategic investments in privately held companies, including early-stage companies and venture funds. These investments are comprised of equity investments, recorded at cost or under the equity method, and warrants that are recorded at fair value or at cost. The recorded values of these investments may be written down due to changes in the companies' conditions or prospects. These strategic investments are inherently risky as the market for the technologies or products the investees are developing may never materialize. As a result, we could lose all or a portion of our investments in these companies, which could negatively affect our financial position and operating results. Most of these strategic investments will not become liquid until more than one year from the date of investment, if at all. To the extent such investments become liquid and meet strategic and price objectives, we may sell the investments and recognize the realized gain (loss) in investment income (expense).

We regularly monitor and evaluate the realizable value of our investments in both marketable and private securities. If events and circumstances indicate that a decline in the value of these assets has occurred and is other than temporary, we will record a charge to investment income (expense). In some cases, we make strategic investments that require us to consolidate or record our equity in the losses of early-stage companies. The consolidation of these losses can adversely affect our financial results until we exit from or reduce our exposure to the investments.

Key developments in our strategic investments during fiscal 2006 included our ongoing investment in our MediaFLO USA subsidiary, a slow down in the rate of strategic investment, including our investment in Inquam, and realized gains on certain strategic investments.

Investment in Inquam Limited. We and another investor (the Other Investor) own minority interests in Inquam Limited (Inquam), a wireless CDMA-based operator in Romania, and in Inquam's former subsidiaries in Portugal (the Portugal Companies). We recorded $20 million, $33 million and $59 million in equity in losses of Inquam during fiscal 2006, 2005 and 2004, respectively, including a $12 million loss resulting from Inquam's restructuring during fiscal 2006. At September 24, 2006, our equity and debt investments in Inquam and the Portugal Companies totaled $5 million, net of equity in losses. We and the Other Investor have each guaranteed 50% of a portion of amounts owed under certain of Inquam's long-term financing arrangements, up to a combined maximum of $53 million. The guarantee expires and the facilities mature on December 25, 2011.

Fiscal 2006 Compared to Fiscal 2005

Revenues. Total revenues for fiscal 2006 were $7.53 billion, compared to $5.67 billion for fiscal 2005. Revenues from three customers of our QCT, QTL and QWI segments comprised an aggregate of 39% of total consolidated revenues in fiscal 2006 and 2005.

Revenues from sales of equipment and services for fiscal 2006 were $4.78 billion, compared to $3.74 billion for fiscal 2005. Revenues from sales of integrated circuits increased $1.00 billion, resulting primarily from an increase of $1.34 billion related primarily to higher unit shipments of MSM and accompanying RF integrated circuits, partially offset by a decrease of $349 million related to the net effects of reductions in average sales prices and changes in product mix.

Revenues from licensing and royalty fees for fiscal 2006 were $2.75 billion, compared to $1.93 billion for fiscal 2005. Revenues from licensing and royalty fees increased primarily as a result of a $774 million increase in royalty revenue, consisting primarily of royalties reported to QTL by our external licensees, resulting from an increase in sales of CDMA-based products by licensees and the impact of the expiration of one of our royalty sharing obligations. Worldwide demand for CDMA-based products has increased primarily as a result of the growth in sales of WCDMA products into markets formerly dominated by GSM products.

Cost of Equipment and Services. Cost of equipment and services revenues for fiscal 2006 was $2.18 billion, compared to $1.65 billion for fiscal 2005. Cost of equipment and services revenues as a percentage of equipment and services revenues was 46% for fiscal 2006, compared to 44% for fiscal 2005. The decline in margin percentage in fiscal 2006 compared to fiscal 2005 was primarily due to the effect of $41 million in share-based compensation during fiscal 2006 as a result of the adoption of FAS 123R during fiscal 2006 and a decrease in QCT margin percentage resulting primarily from an increase in product support costs. Cost of equipment and services revenues as a percentage of equipment and services revenues may fluctuate in future quarters depending on the mix of products sold and services provided, competitive pricing, new product introduction costs and other factors.

Research and Development Expenses. For fiscal 2006, research and development expenses were $1.54 billion or 20% of revenues, compared to $1.01 billion or 18% of revenues for fiscal 2005. Research and development expenses for fiscal 2006 included share-based compensation of $216 million as a result of the adoption of FAS 123R during fiscal 2006 and in-process research and development of $22 million resulting from acquisitions, both of which caused the increase in research and development expenses as a percentage of revenues. The dollar increase in research and development expenses also included a $272 million increase in costs related to the development of integrated circuit products and other initiatives to support lower cost phones, multimedia applications, high-speed wireless Internet access and multimode, multiband, multinetwork products and technologies, including CDMA2000 1X, 1xEV-DO, EV-DO Revision A, EV-DO Revision B, WCDMA (including GSM/GPRS/EDGE), HSDPA, HSUPA and OFDMA, and the development of our FLO technology, MediaFLO MDS and iMoD display products using MEMS technology. We expect that research and development costs will increase in fiscal 2007 as we continue our active support of CDMA-based technologies, products and network operations and other product initiatives.

Selling, General and Administrative Expenses. For fiscal 2006, selling, general and administrative expenses were $1.12 billion or 15% of revenues, compared to $631 million or 11% of revenues for fiscal 2005. Selling, general and administrative expenses for fiscal 2006 included share-based compensation of $238 million as a result of the adoption of FAS 123R during fiscal 2006. The percentage increase was primarily attributable to the share-based compensation. The dollar increase was also attributable to a $107 million increase in professional fees, primarily related to legal activities, a $90 million increase in employee-related expenses, a $14 million increase in selling and marketing expenses and a $14 million decrease in other income.

Net Investment Income. Net investment income was $466 million for fiscal 2006, compared to $423 million for fiscal 2005. The change was primarily comprised as follows (in millions):

	Year Ended		
	Sept. 24, 2006	Sept. 25, 2005	Change
Interest and dividend income:			
QSI	**$ 6**	$ 4	$ 2
Corporate and other segments	**410**	252	158
Interest expense	**(4)**	(3)	(1)
Net realized gains on investments:			
QSI	**30**	101	(71)
Corporate	**106**	78	28
Other-than-temporary losses on investments	**(24)**	(14)	(10)
(Losses) gains on derivative instruments	**(29)**	33	(62)
Equity in losses of investees	**(29)**	(28)	(1)
	$466	$423	$ 43

The increase in interest and dividend income on cash and marketable securities held by corporate and other segments was a result of higher average cash and marketable securities balances and higher interest rates earned on interest-bearing securities. Net realized gains on QSI investments in fiscal 2005 resulted primarily from a $48 million gain on our minority investment in a wireless publisher and a $41 million gain on the sale of our investment in a wireless telecommunications company. Losses and gains on derivative instruments in fiscal 2006 and 2005, respectively, related primarily to changes in the fair values of put options sold in connection with our stock repurchase program. The change in equity in losses of investees resulted primarily from the decrease in losses recognized by Inquam, of which our share was $20 million and $33 million in fiscal 2006 and 2005, respectively, partially offset by the effect of investment gains recognized by a venture fund investee in 2005, of which our share was $8 million.

Income Tax Expense. Income tax expense from continuing operations was $686 million for fiscal 2006, compared to $666 million for fiscal 2005. The annual effective tax rate for continuing operations was approximately 22% for fiscal 2006, compared to 24% for fiscal 2005. The annual effective tax rate from continuing operations for fiscal 2006 was lower than the annual effective tax rate from continuing operations for fiscal 2005 primarily due to an increase in foreign earnings taxed at less than the United States federal tax rate.

The annual effective tax rate for fiscal 2006 was 13% lower than the United States federal statutory rate primarily due to benefits of approximately 17% related to foreign earnings taxed at less than the United States federal rate, 1% related to an increase in tax benefits resulting from our increased ability to use our capital loss carryforwards and 1% related to research and development tax credits, partially offset by state taxes of approximately 5% and other permanent differences of 1%.

As of September 24, 2006, we had a valuation allowance of $16 million on previously incurred capital losses due to uncertainty as to our ability to generate sufficient capital gains to utilize all capital losses. We will continue to assess the realizability of capital losses. The amount of the valuation allowance on capital losses may be adjusted in the future as our ability to utilize capital losses changes. A change in the valuation allowance may impact the provision for income taxes in the period the change occurs.

Fiscal 2005 Compared to Fiscal 2004

Revenues. Total revenues for fiscal 2005 were $5.67 billion, compared to $4.88 billion for fiscal 2004. Revenues from three customers of our QCT, QTL and QWI segments comprised an aggregate of 39% of total consolidated revenues in fiscal 2005, compared to 40% of total consolidated revenues in fiscal 2004.

Revenues from sales of equipment and services for fiscal 2005 were $3.74 billion, compared to $3.51 billion for fiscal 2004. Revenues from sales of integrated circuits increased $165 million, resulting primarily from an increase of $396 million related to higher unit shipments of MSM and accompanying RF integrated circuits, partially offset by a decrease of $241 million related to the effects of reductions in average sales prices and changes in product mix. Revenues from the sale of satellite- and terrestrial-based two-way data messaging systems and related messaging services increased $25 million and revenues from the sale of satellite portable phones that operate on the Globalstar low-Earth-orbit satellite communications system increased $19 million.

Revenues from licensing and royalty fees for fiscal 2005 were $1.93 billion, compared to $1.37 billion for fiscal 2004. During fiscal 2005, the QTL segment recorded royalty revenues solely based on royalties reported by licensees during the year, as compared to the method used during the first three quarters of fiscal 2004 of recording royalty revenues from certain licensees based on estimates of royalty revenues earned by those licensees during the quarter.

The increase in royalty revenue year to year resulted primarily from a $350 million increase in royalties reported to us by our external licensees and the effect of changing the timing of recognizing royalty revenues in the fourth quarter of fiscal 2004. Royalty revenues recorded in fiscal 2004 excluded $151 million of royalties that were reported by external licensees in the first quarter of fiscal 2004, but estimated and recorded as revenue in the fourth quarter of fiscal 2003. Royalties reported to us by external licensees in fiscal 2005 were $1.64 billion, as compared to $1.29 billion in fiscal 2004. The increase in royalties reported to us by external licensees was primarily due to an increase in sales of CDMA products by licensees, resulting from higher worldwide demand for CDMA products at higher average selling prices due primarily to the growth in sales of high-end WCDMA products and shifts in the geographic distribution of sales of CDMA products.

Cost of Equipment and Services. Cost of equipment and services revenues for fiscal 2005 was $1.65 billion, compared to $1.48 billion for fiscal 2004. Cost of equipment and services revenues as a percentage of equipment and services revenues was 44% for fiscal 2005, compared to 42% for fiscal 2004. The margin percentage decline in fiscal 2005 compared to fiscal 2004 was primarily due to a 1.3% decrease in QCT margin percentage. Increases in product support costs and the reserves for excess and obsolete inventory contributed 1.1% and 0.5%, respectively, to the total decrease in QCT margin percentage.

Research and Development Expenses. For fiscal 2005, research and development expenses were $1.01 billion or 18% of revenues, compared to $720 million or 15% of revenues for fiscal 2004. The dollar and percentage increases in research and development expenses primarily resulted from a $275 million increase in costs related to the development of integrated circuit products and other initiatives to support lower cost phones, multimedia applications, high-speed wireless Internet access and multimode, multiband, multinetwork products and technologies, including CDMA2000 1X, 1xEV-DO, WCDMA, HSDPA, GSM/GPRS/EDGE and OFDMA, and the development of our FLO technology, MediaFLO MDS and iMoD display products using MEMS technology.

Selling, General and Administrative Expenses. For fiscal 2005, selling, general and administrative expenses were $631 million or 11% of revenues, compared to $547 million or 11% of revenues for fiscal 2004. The dollar increase was primarily due to a $38 million increase in professional fees, primarily patent administration and outside consultants, a $33 million increase in employee-related expenses, and a $13 million decrease in other income.

Net Investment Income. Net investment income was $423 million for fiscal 2005, compared to $184 million for fiscal 2004. The change was primarily comprised as follows (in millions):

	Year Ended		
	Sept. 25, 2005	Sept. 26, 2004	Change
Interest and dividend income:			
QSI	$ 4	$ 14	$ (10)
Corporate and other segments	252	161	91
Interest expense	(3)	(2)	(1)
Net realized gains on investments:			
QSI	101	56	45
Corporate	78	32	46
Other-than-temporary losses on investments	(14)	(12)	(2)
Gains on derivative instruments	33	7	26
Equity in losses of investees	(28)	(72)	44
	$423	$184	$239

The increase in interest and dividend income on cash and marketable securities held by corporate and other segments was a result of higher average cash and marketable securities balances and higher interest rates earned on interest-bearing securities. Net realized gains on corporate investments increased primarily as a result of an increase in the positive performance of marketable equity securities as a percentage of total corporate investments in fiscal 2005, as compared to fiscal 2004. The increase in net realized gains on strategic investments in QSI resulted primarily from a $48 million gain on our minority investment in a wireless publisher and a $41 million gain on the sale of our investment in a wireless telecommunications company. Gains on derivative instruments in fiscal 2005 and 2004 related primarily to changes in the fair values of put options sold in connection with our stock repurchase program. Equity in losses of investees decreased primarily due to a decrease in losses incurred by Inquam, of which our share was $33 million for fiscal 2005 as compared to $59 million for fiscal 2004.

Income Tax Expense. Income tax expense from continuing operations was $666 million for fiscal 2005, compared to $588 million for fiscal 2004. The annual effective tax rate for continuing operations was approximately 24% for fiscal 2005, compared to 25% for fiscal 2004. The annual effective tax rate from continuing operations for fiscal 2005 was lower than the annual effective tax rate from continuing operations for fiscal 2004 primarily due to an increase in foreign earnings taxed at less than the United States federal tax rate.

The annual effective tax rate for fiscal 2005 was 11% lower than the United States federal statutory rate primarily due to benefits of approximately 10% related to foreign earnings taxed at less than the United States federal rate, 3% related to an increase in tax benefits resulting from our increased ability to use our capital loss carryforwards and 2% related to research and development tax credits, partially offset by state taxes of approximately 4%.

As of September 25, 2005, we had a valuation allowance of approximately $62 million on previously incurred capital losses due to uncertainty as to our ability to generate sufficient capital gains to utilize all capital losses.

Our Segment Results for Fiscal 2006 Compared to Fiscal 2005

The following should be read in conjunction with the financial results of fiscal 2006 and 2005 for each reporting segment. See "Notes to Consolidated Financial Statements, Note 10—Segment Information."

QCT Segment. QCT revenues for fiscal 2006 were $4.33 billion, compared to $3.29 billion for fiscal 2005. Equipment and services revenues, primarily from MSM and accompanying RF integrated circuits, were $4.20 billion for fiscal 2006, compared to $3.20 billion for fiscal 2005. The increase in equipment and services revenue was primarily comprised of an increase of $1.34 billion related to higher unit shipments, partially offset by a decrease of $349 million related to the effects of reductions in average sales prices and changes in product mix. Approximately 207 million MSM integrated circuits were sold during fiscal 2006, compared to approximately 151 million for fiscal 2005.

QCT's earnings before taxes for fiscal 2006 were $1.13 billion, compared to $852 million for fiscal 2005. QCT's operating income as a percentage of its revenues (operating margin percentage) was 26% during both fiscal 2006 and 2005. The operating margin percentage remained consistent as the gross margin percentage decrease, resulting primarily from an increase in product support costs, was offset by a decrease in research and development and selling, general and administrative expenses as a percentage of QCT revenue.

QTL Segment. QTL revenues for fiscal 2006 were $2.63 billion, compared to $1.84 billion for fiscal 2005. QTL's earnings before taxes for fiscal 2006 were $2.40 billion, compared to $1.66 billion for fiscal 2005. QTL's operating margin percentage was 91% in fiscal 2006 as compared to 90% in fiscal 2005. The increase in both revenues and earnings before taxes primarily resulted from a $774 million increase in royalties reported to us by our licensees which were $2.42 billion in fiscal 2006, compared to $1.64 billion in fiscal 2005. The increase in royalty revenue relates to the increase in sales of CDMA-based products by licensees and the impact of the expiration of one of our royalty sharing obligations. Revenues from amortized license fees were $50 million in fiscal 2006, compared to $69 million in fiscal 2005. Other revenues were comprised of intersegment royalties.

QWI Segment. QWI revenues for fiscal 2006 were $670 million, compared to $644 million for fiscal 2005. Revenues increased primarily due to a $41 million increase in QIS revenue, partially offset by a decrease in QWBS revenue of $12 million. The increase in QIS revenue was primarily attributable to a $28 million increase in fees related to our expanded BREW customer base and products and a $17 million increase in QChat revenue resulting from increased development efforts under the licensing agreement with Sprint. The decrease in QWBS revenue was primarily attributable to a $26 million decrease in equipment revenue, which includes a

$19 million decrease in amortization of deferred revenues related to historical equipment sales, partially offset by a $14 million increase in messaging services revenue. QWBS shipped approximately 42,100 satellite-based systems and 39,600 terrestrial-based systems during fiscal 2006, compared to approximately 46,800 satellite-based systems and 62,500 terrestrial-based systems in fiscal 2005.

QWI's earnings before taxes for fiscal 2006 were $80 million, compared to $57 million for fiscal 2005. QWI's operating margin percentage was 12% in fiscal 2006, compared to 9% in fiscal 2005. The increase in QWI earnings before taxes was primarily due to a $39 million increase in QIS gross margin largely resulting from the increase in fees related to our expanded BREW customer base and products and QChat development efforts, partially offset by the effect of a $13 million increase in QWI research and development and selling, general and administrative expenses. The increase in QWI's operating margin percentage was primarily due to the increase in QIS gross margin.

QSI Segment. QSI's losses before taxes from continuing operations for fiscal 2006 were $133 million, compared to earnings before taxes from continuing operations of $10 million for fiscal 2005. QSI's losses before taxes from continuing operations included a $55 million increase in our MediaFLO USA subsidiary's operating expenses. During fiscal 2006, QSI recorded $30 million in realized gains on marketable securities and other investments, compared to $101 million in fiscal 2005.

Our Segment Results for Fiscal 2005 Compared to Fiscal 2004
The following should be read in conjunction with the financial results of fiscal 2005 and 2004 for each reporting segment. See "Notes to Consolidated Financial Statements, Note 10—Segment Information."

QCT Segment. QCT revenues for fiscal 2005 were $3.29 billion, compared to $3.11 billion for fiscal 2004. Equipment and services revenues, primarily from MSM and accompanying RF integrated circuits, were $3.20 billion for fiscal 2005, compared to $3.04 billion for fiscal 2004. The increase in equipment and services revenue was comprised of $396 million related to higher unit shipments, partially offset by a decrease of $241 million related to the effects of reductions in average sales prices and changes in product mix. Approximately 151 million MSM integrated circuits were sold during fiscal 2005, compared to approximately 137 million for fiscal 2004.

QCT's earnings before taxes for fiscal 2005 were $852 million, compared to $1.05 billion for fiscal 2004. QCT's operating income as a percentage of its revenues (operating margin percentage) was 26% in fiscal 2005, compared to 34% in fiscal 2004. The decline in operating margin percentage in fiscal 2005 as compared to fiscal 2004 was primarily the result of a 45% increase in research and development expenses for fiscal 2005 as compared to fiscal 2004, mainly related to increased investment in new integrated circuit products and technology research and development initiatives to support lower cost phones, multimedia applications, high-speed wireless Internet access and multiband, multimode, multinetwork products and technologies, including CDMA2000 1X, 1xEV-DO, WCDMA, HSDPA and GSM/GPRS/EDGE.

QTL Segment. QTL revenues for fiscal 2005 were $1.84 billion, compared to $1.33 billion for fiscal 2004. QTL's earnings before taxes for fiscal 2005 were $1.66 billion, compared to $1.20 billion for fiscal 2004. QTL's operating margin percentage was 90% during both fiscal 2005 and 2004. The increase in both revenues and earnings before taxes primarily resulted from a $350 million increase in royalties reported to us by our external licensees and the effect of changing the timing of recognizing royalty revenues in the fourth quarter of fiscal 2004. Royalty revenues recorded in fiscal 2004 excluded $151 million of royalties that were reported by external licensees in the first quarter of fiscal 2004, but estimated and recorded as revenue in the fourth quarter of fiscal 2003. Royalties reported to us by external licensees in fiscal 2005 were $1.64 billion, compared to $1.29 billion in fiscal 2004. The increase in royalties reported to us by external licensees was primarily due to an increase in sales of CDMA products by licensees, resulting from higher worldwide demand for CDMA products at higher average selling prices due primarily to the growth of higher priced WCDMA sales and shifts in the geographic distribution of sales of CDMA products. Revenues from amortized license fees were $69 million in fiscal 2005, as compared to $59 million in fiscal 2004. Other revenues were comprised of intersegment royalties.

During the periods preceding the fourth quarter of fiscal 2004, we estimated and recorded the royalty revenues earned for sales by certain licensees (the Estimated Licensees) in the quarter in which such sales occurred, but only when reasonable estimates of such amounts could be made. Not all royalties earned were recorded based on estimates. In the fourth quarter of fiscal 2004, we determined that, due to escalating and changing business trends, we no longer had the ability to reliably estimate royalty revenues from the Estimated Licensees. These escalating and changing trends included the commercial launches and global expansion of WCDMA networks, changes in market share among licensees due to increased global competition, and increased variability in the integrated circuit and finished product inventories of licensees. Starting in the fourth quarter of fiscal 2004, we began recognizing royalty revenues solely based on royalties reported by licensees during the quarter. The change in the timing of recognizing royalty revenue was made prospectively and had the initial one-time effect of reducing royalty revenues recorded in the fourth quarter of fiscal 2004. Accordingly, we did not estimate royalty revenues earned in fiscal 2005.

QWI Segment. QWI revenues for fiscal 2005 were $644 million, compared to $571 million for fiscal 2004. Revenues increased primarily due to a $37 million increase in QIS revenue and a $27 million increase in QWBS revenue. The increase in QIS revenue was primarily attributable to a $41 million increase in fees related to our expanded BREW customer base and products. The increase in QWBS revenue was primarily attributable to a $16 million increase in equipment revenue, net of a $24 million decrease in amortization of deferred revenues related to historical equipment sales, and a $10 million increase in related messaging services revenue. QWBS shipped approximately 46,800 satellite-based systems and 62,500 terrestrial-based systems during fiscal 2005, compared to approximately 43,400 satellite-based systems and 10,000 terrestrial-based systems in fiscal 2004.

QWI's earnings before taxes for fiscal 2005 were $57 million, compared to $19 million for fiscal 2004. QWI's operating margin percentage was 9% in fiscal 2005, compared to 3% in fiscal 2004. The increases in QWI earnings before taxes and operating margin percentage were primarily due to a $39 million increase in QIS gross margin largely resulting from the increase in fees related to our expanded BREW customer base and products.

During fiscal 2005, QWBS completed the process of moving high-volume, standard product manufacturing to Mexico to reduce manufacturing costs. The low-volume, prototype and new product manufacturing activities remain in San Diego.

QSI Segment. QSI's earnings before taxes from continuing operations for fiscal 2005 were $10 million, compared to losses before taxes from continuing operations of $31 million for fiscal 2004. During fiscal 2005, QSI recorded $101 million in realized gains on marketable securities and other investments, compared to $56 million in fiscal 2004. Equity in losses of investees decreased by $43 million primarily due to a decrease in losses incurred by Inquam during fiscal 2005 as compared to fiscal 2004, of which our share was $33 million for fiscal 2005 as compared to $59 million for fiscal 2004. QSI's earnings before taxes from continuing operations also included a $42 million increase in MediaFLO USA operating expenses.

Liquidity and Capital Resources

Our principal sources of liquidity are our existing cash, cash equivalents and marketable securities, cash generated from operations and proceeds from the issuance of common stock under our stock option and employee stock purchase plans. Cash and cash equivalents and marketable securities were $9.9 billion at September 24, 2006, an increase of $1.3 billion from September 25, 2005. Our cash and cash equivalents and marketable securities at September 24, 2006 consisted of $3.8 billion held by foreign subsidiaries with the remaining balance of $6.1 billion held domestically. Due to income tax considerations, we derive liquidity for operations primarily from investments held domestically. Cash provided by operating activities was $3.3 billion during fiscal 2006, compared to $2.7 billion during fiscal 2005. The increase was primarily attributable to higher net income (net of non-cash share-based compensation expense) in fiscal 2006. Net proceeds from the issuance of common stock under our stock option and employee stock purchase plans was $692 million during fiscal 2006, compared to $386 million during fiscal 2005.

On November 7, 2005, we authorized the repurchase of up to $2.5 billion of our common stock under a stock repurchase program with no expiration date. During fiscal 2006, we repurchased and retired 34,000,000 shares of common stock for $1.5 billion. At September 24, 2006, approximately $0.9 billion remained authorized for repurchases under our stock repurchase program, net of put options outstanding. We will continue to actively evaluate repurchases under this program.

We declared and paid dividends totaling $698 million, $524 million and $307 million, or $0.42, $0.32 and $0.19 per share, during fiscal 2006, 2005 and 2004, respectively. On October 5, 2006, we announced a cash dividend of $0.12 per share on our common stock, payable on January 4, 2007 to stockholders of record as of December 7, 2006. We intend to continue to pay quarterly dividends subject to capital availability and periodic determinations that cash dividends are in the best interest of our stockholders.

Accounts receivable increased by 29% during fiscal 2006. Days sales outstanding, on a consolidated basis, were 29 days at September 24, 2006, compared to 30 days at September 25, 2005. The increase in accounts receivable was primarily due to the increase in revenue in fiscal 2006 as compared to fiscal 2005 and the timing of cash receipts for royalty receivables. The change in days sales outstanding is consistent with the increases in revenue and accounts receivable.

On January 18, 2006, we completed our acquisition of Flarion, a developer of OFDMA technology, for approximately $613 million in consideration, including approximately $229 million in cash. Upon achievement of certain agreed upon milestones during the third quarter of fiscal 2006, we incurred additional aggregate consideration of $197 million, including approximately $185 million in cash (of which $75 million will be payable in July 2007).

We intend to continue our strategic investment activities to promote the worldwide adoption of CDMA products and the growth of CDMA-based wireless data and wireless Internet products. As part of these investment activities, we may provide financing or other support to facilitate the marketing and sale of CDMA equipment by authorized suppliers. In the event additional needs for cash arise, we may raise additional funds from a combination of sources including potential debt and equity issuance.

We believe our current cash and cash equivalents, marketable securities and cash generated from operations will satisfy our expected working and other capital requirements for the foreseeable future based on current business plans, including acquisitions, investments in other companies and other assets to support the growth of our business, financing and other commitments, the payment of dividends and possible additional stock repurchases.

Contractual Obligations/Off-Balance Sheet Arrangements
We have no significant contractual obligations not fully recorded on our consolidated balance sheets or fully disclosed in the notes to our consolidated financial statements. We have no material off-balance sheet arrangements as defined in S-K 303(a)(4)(ii).

At September 24, 2006, our outstanding contractual obligations included (in millions):

	Contractual Obligations Payments Due by Period					
	Total	Fiscal 2007	Fiscal 2008-2009	Fiscal 2010-2011	Beyond Fiscal 2011	No Expiration Date
Purchase obligations[1]	$ 829	$663	$110	$38	$ 18	$ —
Operating leases	291	71	74	49	97	—
Other commitments[2]	42	—	—	—	26	16
Total commitments	1,162	734	184	87	141	16
Capital leases[3]	125	3	6	8	108	—
Other long-term liabilities[4]	47	—	45	—	2	—
Total recorded liabilities	172	3	51	8	110	—
Total	$1,334	$737	$235	$95	$251	$16

[1] Total purchase obligations include $593 million in commitments to purchase integrated circuit product inventories.

[2] Certain of these commitments do not have fixed funding dates. Amounts are presented based on the expiration of the commitment, but actual funding may occur earlier or not at all as funding is subject to certain conditions. Commitments represent the maximum amounts to be financed or funded under these arrangements; actual financing or funding may be in lesser amounts.

[3] Amounts represent future minimum lease payments including interest payments. Capital lease obligations are included in other liabilities in the consolidated balance sheet at September 24, 2006.

[4] Certain long-term liabilities reflected on our balance sheet, such as unearned revenue, are not presented in this table because they do not require cash settlement in the future.

Additional information regarding our financial commitments at September 24, 2006 is provided in the notes to our consolidated financial statements. See "Notes to Consolidated Financial Statements, Note 4—Investments in Other Entities and Note 9—Commitments and Contingencies."

Future Accounting Requirements
In July 2006, the FASB issued FASB Interpretation No. 48 (FIN 48) "Accounting for Uncertainty in Income Taxes" which prescribes a recognition threshold and measurement process for recording in the financial statements uncertain tax positions taken or expected to be taken in a tax return. Additionally, FIN 48 provides guidance on the derecognition, classification, accounting in interim periods and disclosure requirements for uncertain tax positions. The accounting provisions of FIN 48 will be effective for us beginning October 1, 2007. The cumulative effect of initially adopting FIN 48 will be recorded as an adjustment to opening retained earnings in the year of adoption and will be presented separately. Only tax positions that meet the more likely than not recognition threshold at the effective date may be recognized upon adoption of FIN 48. We are in the process of determining the effect, if any, the adoption of FIN 48 will have on our consolidated financial statements.

Market Risk

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

We invest our cash in a number of diversified investment and non-investment grade fixed and floating rate securities, consisting of cash equivalents and marketable securities. Changes in the general level of United States interest rates can affect the principal values and yields of fixed income investments. If interest rates in the general economy were to rise rapidly in a short period of time, our fixed income investments could lose value. If the general economy were to weaken significantly, the credit profile of issuers of securities held in our investment portfolios could deteriorate, and our investments could lose value. We may implement investment strategies of different types with varying duration and risk/return trade-offs that do not perform well.

The following table provides information about our financial instruments that are sensitive to changes in interest rates. For our interest-bearing securities, the table presents principal cash flows, weighted average yield at cost and contractual maturity dates. Additionally, we have assumed that these securities are similar enough within the specified categories to aggregate these securities for presentation purposes.

	Interest Rate Sensitivity Principal Amount by Expected Maturity Average Interest Rates								
(Dollars in millions)	2007	2008	2009	2010	2011	Thereafter	No Single Maturity	Total	Fair Value
Fixed interest-bearing securities:									
Cash and cash equivalents	$ 482	$ —	$ —	$ —	$ —	$ —	$ —	$ 482	$ 482
Interest rate	5.3%								
Available-for-sale securities:									
Investment grade	$2,138	$436	$238	$39	$12	$ 10	$267	$3,140	$3,140
Interest rate	4.1%	4.6%	5.2%	5.0%	5.2%	7.3%	4.9%		
Non-investment grade	$ 2	$ 13	$ 37	$30	$61	$352	$ —	$ 495	$ 495
Interest rate	7.2%	5.8%	6.8%	7.7%	7.5%	8.0%			
Floating interest-bearing securities:									
Cash and cash equivalents	$ 999	$ —	$ —	$ —	$ —	$ —	$ —	$ 999	$ 999
Interest rate	5.3%								
Available-for-sale securities:									
Investment grade	$ 157	$116	$192	$52	$ 3	$ 87	$348	$ 955	$ 955
Interest rate	5.0%	5.3%	5.6%	5.6%	5.8%	5.8%	5.5%		
Non-investment grade	$ 10	$ 14	$ 12	$26	$65	$258	$512	$ 897	$ 897
Interest rate	6.4%	6.7%	6.6%	6.5%	7.1%	7.1%	7.2%		

Equity Price Risk

We invest in a number of diversified marketable securities and mutual fund shares subject to equity price risk. The recorded values of marketable equity securities increased to $1.34 billion at September 24, 2006 from $1.16 billion at September 25, 2005. The recorded value of equity mutual fund shares increased to $1.52 billion at September 24, 2006 from $293 million at September 25, 2005. Our diversified investments in companies and industry segments may vary over time, and changes in the concentrations of these investments may affect the price volatility of our investments. A 10% decrease in the market price of our marketable equity securities and equity mutual fund shares at September 24, 2006 would cause a corresponding 10% decrease in the carrying amounts of these securities, or $285 million.

Our strategic investments in other entities consist substantially of investments in private early-stage companies accounted for under the equity and cost methods. Accordingly, we believe that our exposure to market risk from these investments is not material. Additionally, we do not anticipate any near-term changes in the nature of our market risk exposures or in management's objectives and strategies with respect to managing such exposures. The recorded values of these strategic investments totaled $93 million at September 24, 2006, compared to $121 million at September 25, 2005.

In connection with our stock repurchase program, we sell put options that may require us to repurchase shares of our common stock at fixed prices. These written put options subject us to equity price risk. At September 24, 2006, we had two outstanding put options, enabling holders to purchase 2,000,000 shares of our common stock upon exercise for approximately $89 million (net of the option premiums received). The put option liabilities, with a fair value of $19 million at September 24, 2006, were included in other current liabilities. If the fair value of our common stock at September 24, 2006 decreased by 10%, the amount required to physically settle the put options would exceed the fair value of the shares by $21 million, net of the $6 million in premiums received.

Additional information regarding our strategic investments is provided in Management's Discussion and Analysis of Financial Condition and Results of Operations in this Annual Report.

Foreign Exchange Risk

We manage our exposure to foreign exchange market risks, when deemed appropriate, through the use of derivative financial instruments, consisting primarily of foreign currency forward and option contracts. Such derivative financial instruments are viewed as hedging or risk management tools and are not used for speculative or trading purposes. At September 24, 2006, we had no foreign currency forward contracts outstanding. At September 24, 2006, the net recorded value of our foreign currency option contracts that hedge the foreign currency risk on royalties earned from certain international licensees on their sales of CDMA and WCDMA products was a liability of $2 million. If our forecasted royalty revenues were to decline by 20% and foreign exchange rates were to change unfavorably by 20% in each of our hedged foreign currencies, we would incur a loss of approximately $3 million resulting from a decrease in fair value of the portion of our hedges that would be rendered ineffective. See "Notes to Consolidated Financial Statements, Note 1—The Company and Its Significant Accounting Policies" for a description of our foreign currency accounting policies.

Financial instruments held by consolidated subsidiaries and equity method investees which are not denominated in the functional currency of those entities are subject to the effects of currency fluctuations and may affect reported earnings. As a global concern, we face exposure to adverse movements in foreign currency exchange rates. We may hedge currency exposures associated with certain assets and liabilities denominated in nonfunctional currencies and certain anticipated nonfunctional currency transactions. As a result, we could experience unanticipated gains or losses on anticipated foreign currency cash flows, as well as economic loss with respect to the recoverability of investments. While we may hedge certain transactions with non-United States customers, declines in currency values in certain regions may, if not reversed, adversely affect future product sales because our products may become more expensive to purchase in the countries of the affected currencies.

Our analysis methods used to assess and mitigate risk discussed above should not be considered projections of future risks.

Controls and Financial Reporting

CONTROLS AND PROCEDURES

Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of our disclosure controls and procedures, as such term is defined under Rule 13a-15(e) promulgated under the Securities Exchange Act of 1934, as amended (the Exchange Act). Based on this evaluation, our principal executive officer and our principal financial officer concluded that our disclosure controls and procedures were effective as of the end of the period covered by this Annual Report.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework in *Internal Control—Integrated Framework*, our management concluded that our internal control over financial reporting was effective as of September 24, 2006.

PricewaterhouseCoopers LLP, the independent registered public accounting firm that audited the consolidated financial statements included in this Annual Report, has also audited management's assessment of our internal control over financial reporting and the effectiveness of our internal control over financial reporting as of September 24, 2006, as stated in their report which appears on page 54.

Inherent Limitations Over Internal Controls

Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with generally accepted accounting principles. Our internal control over financial reporting includes those policies and procedures that:

i. pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets;

ii. provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and

iii. provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the consolidated financial statements.

Internal control over financial reporting cannot provide absolute assurance of achieving financial reporting objectives because of its inherent limitations, including the possibility of human error and circumvention by collusion or overriding of controls. Accordingly, even an effective internal control system may not prevent or detect material misstatements on a timely basis. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

Changes in Internal Control Over Financial Reporting

There have been no changes in our internal control over financial reporting during fiscal 2006 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

Report of Independent Registered Public Accounting Firm

TO THE BOARD OF DIRECTORS AND STOCKHOLDERS OF QUALCOMM INCORPORATED:
We have completed integrated audits of QUALCOMM Incorporated's consolidated financial statements and of its internal control over financial reporting as of September 24, 2006 in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

Consolidated Financial Statements
In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, stockholders' equity, and cash flows present fairly, in all material respects, the financial position of QUALCOMM Incorporated and its subsidiaries (the Company) at September 24, 2006 and September 25, 2005, and the results of their operations and their cash flows for each of the three years in the period ended September 24, 2006 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 1 to the consolidated financial statements, the Company changed the manner in which it accounts for share-based compensation in fiscal 2006.

Internal Control Over Financial Reporting
Also, in our opinion, management's assessment, included in Management's Report on Internal Control Over Financial Reporting, that the Company maintained effective internal control over financial reporting as of September 24, 2006 based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of September 24, 2006, based on criteria established in *Internal Control—Integrated Framework* issued by the COSO. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management's assessment and on the effectiveness of the Company's internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
San Diego, California
November 2, 2006

Consolidated Balance Sheets

(In millions, except per share data)	Sept. 24, 2006	Sept. 25, 2005
Assets		
Current assets:		
Cash and cash equivalents	$ 1,607	$ 2,070
Marketable securities	4,114	4,478
Accounts receivable, net	700	544
Inventories	250	177
Deferred tax assets	235	343
Other current assets	143	179
Total current assets	7,049	7,791
Marketable securities	4,228	2,133
Property, plant and equipment, net	1,482	1,022
Goodwill	1,230	571
Deferred tax assets	512	444
Other assets	707	518
Total assets	$15,208	$12,479
Liabilities and Stockholders' Equity		
Current liabilities:		
Trade accounts payable	$ 420	$ 376
Payroll and other benefits related liabilities	273	196
Unearned revenue	197	163
Other current liabilities	532	335
Total current liabilities	1,422	1,070
Unearned revenue	141	146
Other liabilities	239	144
Total liabilities	1,802	1,360
Commitments and contingencies (Notes 4 and 9)		
Stockholders' equity:		
Preferred stock, $0.0001 par value; issuable in series; 8 shares authorized; none outstanding at September 24, 2006 and September 25, 2005	–	–
Common stock, $0.0001 par value; 6,000 shares authorized; 1,652 and 1,640 shares issued and outstanding at September 24, 2006 and September 25, 2005	–	–
Paid-in capital	7,242	6,753
Retained earnings	6,100	4,328
Accumulated other comprehensive income	64	38
Total stockholders' equity	13,406	11,119
Total liabilities and stockholders' equity	$15,208	$12,479

See accompanying notes.

Consolidated Statements of Operations

(In millions, except per share data)	Year Ended Sept. 24, 2006	Sept. 25, 2005	Sept. 26, 2004
Revenues:			
Equipment and services	$4,776	$3,744	$3,514
Licensing and royalty fees	2,750	1,929	1,366
Total revenues	7,526	5,673	4,880
Operating expenses:			
Cost of equipment and services revenues	2,182	1,645	1,484
Research and development	1,538	1,011	720
Selling, general and administrative	1,116	631	547
Total operating expenses	4,836	3,287	2,751
Operating income	2,690	2,386	2,129
Investment income, net (Note 5)	466	423	184
Income from continuing operations before income taxes	3,156	2,809	2,313
Income tax expense	(686)	(666)	(588)
Income from continuing operations	2,470	2,143	1,725
Discontinued operations (Note 12):			
Loss from discontinued operations before income taxes	–	–	(10)
Income tax benefit	–	–	5
Loss from discontinued operations	–	–	(5)
Net income	$2,470	$2,143	$1,720
Basic earnings per common share from continuing operations	$ 1.49	$ 1.31	$ 1.07
Basic loss per common share from discontinued operations	–	–	(0.01)
Basic earnings per common share	$ 1.49	$ 1.31	$ 1.06
Diluted earnings per common share from continuing operations	$ 1.44	$ 1.26	$ 1.03
Diluted loss per common share from discontinued operations	–	–	–
Diluted earnings per common share	$ 1.44	$ 1.26	$ 1.03
Shares used in per share calculations:			
Basic	1,659	1,638	1,616
Diluted	1,711	1,694	1,675
Dividends per share announced	$ 0.42	$ 0.32	$ 0.19

See accompanying notes.

Consolidated Statements of Cash Flows

(In millions)	Year Ended Sept. 24, 2006	Sept. 25, 2005	Sept. 26, 2004 (revised)
Operating Activities:			
Net income	$ 2,470	$ 2,143	$ 1,720
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	272	200	171
Net realized gains on marketable securities and other investments	(136)	(179)	(88)
Share-based compensation expense	495	–	–
Incremental tax benefits from stock options exercised	(403)	–	–
Losses (gains) on derivative instruments	29	(33)	(7)
Other-than-temporary losses on marketable securities and other investments	24	14	12
Equity in losses of investees	29	28	72
Non-cash income tax expense	514	498	419
Gain on disposal of discontinued operations (Note 12)	–	–	(7)
Other items, net	(28)	–	23
Changes in assets and liabilities, net of effects of acquisitions (Note 11):			
Accounts receivable, net	(133)	35	(96)
Inventories	(71)	(23)	(48)
Other assets	15	(74)	56
Trade accounts payable	51	57	154
Payroll, benefits and other liabilities	96	49	146
Unearned revenue	29	(29)	(58)
Net cash provided by operating activities	3,253	2,686	2,469
Investing Activities:			
Capital expenditures	(685)	(576)	(333)
Purchases of available-for-sale securities	(12,517)	(8,055)	(8,372)
Proceeds from sale of available-for-sale securities	10,853	8,072	5,026
Purchases of held-to-maturity securities	–	–	(184)
Maturities of held-to-maturity securities	130	10	401
Collection of finance receivables	–	2	196
Cash paid in connection with sale of Vésper Operating Companies (Note 12)	–	–	(48)
Proceeds from sale of the Vésper Towers (Note 12)	–	–	45
Other investments and acquisitions, net of cash acquired	(407)	(249)	(70)
Other items, net	3	20	12
Net cash used by investing activities	(2,623)	(776)	(3,327)
Financing Activities:			
Proceeds from issuance of common stock	692	386	330
Incremental tax benefits from stock options exercised	403	–	–
Repurchase and retirement of common stock	(1,500)	(953)	–
Proceeds from put options	11	37	5
Dividends paid	(698)	(524)	(308)
Net cash (used) provided by financing activities	(1,092)	(1,054)	27
Effect of exchange rate changes on cash	(1)	–	–
Net (decrease) increase in cash and cash equivalents	(463)	856	(831)
Cash and cash equivalents at beginning of year	2,070	1,214	2,045
Cash and cash equivalents at end of year	$ 1,607	$ 2,070	$ 1,214

See accompanying notes.

Consolidated Statements of Stockholders' Equity

(In millions)	Common Stock Shares	Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity
Balance at September 28, 2003	1,597	$ 6,325	$1,297	$ (24)	$ 7,598
Components of comprehensive income:					
Net income	–	–	1,720	–	1,720
Foreign currency translation	–	–	–	56	56
Unrealized net gains on securities, net of income taxes of $20	–	–	–	29	29
Reclassification adjustment for net realized gains on securities included in net income, net of income taxes of $35	–	–	–	(53)	(53)
Other	–	–	–	7	7
Total comprehensive income					1,759
Exercise of stock options	36	284	–	–	284
Tax benefit from exercise of stock options	–	285	–	–	285
Issuance for Employee Stock Purchase and Executive Retirement Plans	2	46	–	–	46
Dividends	–	–	(308)	–	(308)
Balance at September 26, 2004	1,635	6,940	2,709	15	9,664
Components of comprehensive income:					
Net income	–	–	2,143	–	2,143
Unrealized net gains on securities and derivative instruments, net of income taxes of $84	–	–	–	119	119
Reclassification adjustment for net realized gains on securities and derivative instruments included in net income, net of income taxes of $73	–	–	–	(109)	(109)
Other				13	13
Total comprehensive income					2,166
Exercise of stock options	30	348	–	–	348
Tax benefit from exercise of stock options	–	346	–	–	346
Issuance for Employee Stock Purchase and Executive Retirement Plans	2	56	–	–	56
Repurchase and retirement of common stock	(27)	(953)	–	–	(953)
Dividends	–	–	(524)	–	(524)
Value of options exchanged for acquisitions	–	19	–	–	19
Deferred stock-based compensation from acquisitions	–	(3)	–	–	(3)
Balance at September 25, 2005	1,640	6,753	4,328	38	11,119
Components of comprehensive income:					
Net income	–	–	2,470	–	2,470
Unrealized net gains on securities and derivative instruments, net of income taxes of $65	–	–	–	104	104
Reclassification adjustment for net realized gains on securities and derivative instruments included in net income, net of income taxes of $56	–	–	–	(89)	(89)
Other	–	–	–	11	11
Total comprehensive income					2,496
Exercise of stock options	36	608	–	–	608
Tax benefit from exercise of stock options	–	394	–	–	394
Issuance for Employee Stock Purchase and Executive Retirement Plans	2	71	–	–	71
Share-based compensation	–	496	–	–	496
Repurchase and retirement of common stock	(34)	(1,473)	–	–	(1,473)
Dividends	–	–	(698)	–	(698)
Value of common stock issued for acquisition	8	353	–	–	353
Value of options exchanged for acquisitions	–	40	–	–	40
Balance at September 24, 2006	1,652	$ 7,242	$6,100	$ 64	$13,406

See accompanying notes.

NOTE 1. THE COMPANY AND ITS SIGNIFICANT ACCOUNTING POLICIES

The Company

QUALCOMM Incorporated (the Company or QUALCOMM), a Delaware corporation, develops, designs, manufactures and markets digital wireless telecommunications products and services. The Company is a leading developer and supplier of Code Division Multiple Access (CDMA)-based integrated circuits and system software for wireless voice and data communications, multimedia functions and global positioning system products to wireless device and infrastructure manufacturers. The Company also manufactures and sells products based upon Orthogonal Frequency Division Multiplexing Access (OFDMA) technology, e.g. FLASH-OFDM. The Company grants licenses to use portions of its intellectual property portfolio, which includes certain patent rights essential to and/or useful in the manufacture and sale of certain wireless products, and receives license fees as well as ongoing royalties based on sales by licensees of wireless telecommunications equipment products incorporating its patented technologies. Currently, the vast majority of the Company's license fees and royalty revenue is comprised of fees and royalties from companies selling wireless products incorporating the Company's CDMA technologies, but the Company has also licensed its patented OFDMA technology. The Company provides satellite- and terrestrial-based two-way data messaging and position reporting services for transportation companies, private fleets, construction equipment fleets and other enterprise companies. The Company provides the BREW (Binary Runtime Environment for Wireless) product and services to wireless network operators, handset manufacturers and application developers and support for developing and delivering over-the-air wireless applications and services. The Company also makes strategic investments to promote the worldwide adoption of CDMA products and services for wireless voice and Internet data communications.

Principles of Consolidation

The Company's consolidated financial statements include the assets, liabilities and operating results of majority-owned subsidiaries. The ownership of the other interest holders of consolidated subsidiaries is reflected as minority interest and is not significant. All significant intercompany accounts and transactions have been eliminated. Certain of the Company's foreign subsidiaries are included in the consolidated financial statements one month in arrears to facilitate the timely inclusion of such entities in the Company's consolidated financial statements. The Company does not have any investments in entities it believes are variable interest entities for which the Company is the primary beneficiary.

The Company deconsolidated the Vésper Operating Companies and the Vésper Towers during fiscal 2004 as a result of their sale (Note 12). Results of operations related to the Vésper Operating Companies and the Vésper Towers are presented as discontinued operations.

Financial Statement Preparation

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts and the disclosure of contingent amounts in the Company's consolidated financial statements and the accompanying notes. Actual results could differ from those estimates. The Company's consolidated statement of cash flows for fiscal 2004 has been revised to combine cash flows from discontinued operations with cash flows from continuing operations. Cash flows from discontinued operations were previously aggregated and reported in a separate line item in the statement of cash flows. Certain other prior year amounts have been reclassified to conform to the current year presentation.

Fiscal Year

The Company operates and reports using a 52-53 week fiscal year ending on the last Sunday in September. The fiscal years ended September 24, 2006, September 25, 2005 and September 26, 2004 each included 52 weeks.

Revenue Recognition

The Company derives revenue principally from sales of integrated circuit products, from royalties for its intellectual property, from messaging and other services and related hardware sales, from software development and licensing and related services, and from license fees for intellectual property. The timing of revenue recognition and the amount of revenue actually recognized in each case depends upon a variety of factors, including the specific terms of each arrangement and the nature of the Company's deliverables and obligations. The development stage of the Company's customers' products does not affect the timing or amount of revenue recognized.

The Company licenses rights to use portions of its intellectual property portfolio, which includes certain patent rights essential to and/or useful in the manufacture and sale of certain wireless products, including, without limitation, products implementing cdmaOne, CDMA2000, Wideband CDMA (WCDMA), CDMA Time Division Duplex (TDD) and/or OFDMA standards and their derivatives. Licensees typically pay a license fee in one or more installments and ongoing royalties based on their sales of products incorporating or using the Company's licensed intellectual property. License fees are recognized over the estimated period of future benefit to the average licensee, typically five to seven years. The Company earns royalties on such licensed CDMA products sold worldwide by its licensees at the time that the licensees' sales occur. The Company's licensees, however, do not report and pay royalties owed for sales in any given quarter until after the conclusion of that quarter, and, in some instances, although royalties are reported quarterly, payment is on a semi-annual basis. During the periods preceding the fourth quarter of fiscal 2004, the Company estimated and recorded the royalty revenues earned for sales by certain licensees (the Estimated Licensees) in the quarter in which such sales occurred, but only when reasonable estimates of such amounts could be made. Not all royalties earned were estimated.

Starting in the fourth quarter of fiscal 2004, the Company determined that, due to escalating and changing business trends, the Company no longer had the ability to reliably estimate royalty revenues from the Estimated Licensees. These escalating and changing trends included the commercial launches and global expansion of WCDMA networks, changes in market share among licensees due to increased global competition, and increased variability in the integrated circuit and finished product inventories of licensees. Starting in the fourth quarter of fiscal 2004, the Company began recognizing royalty revenues for a quarter solely based on royalties reported by licensees during such quarter. The change in the timing of recognizing royalty revenue was made prospectively and had the initial one-time effect of reducing royalty revenues recorded in the fourth quarter of fiscal 2004.

Revenues from sales of the Company's CDMA-based integrated circuits are recognized at the time of shipment, or when title and risk of loss pass to the customer and other criteria for revenue recognition are met, if later. Revenues from providing services are recorded when earned.

The Company recognizes revenues allocated to certain satellite- and terrestrial-based two-way data messaging and position reporting hardware using the residual method. Revenues from such sales are recorded at the time of shipment, or when title and risk of loss pass to the customer and other criteria for revenue recognition are met.

Revenues from long-term contracts are generally recognized using the percentage-of-completion method of accounting, based on costs incurred compared with total estimated costs. The percentage-of-completion method relies on estimates of total contract revenue and costs. Revenue and profit are subject to revisions as the contract progresses to completion. Revisions in profit estimates are charged or credited to income in the period in which the facts that give rise to the revision become known. If actual contract costs are greater than expected, reduction of contract profit would be required. Billings on uncompleted contracts in excess of incurred cost and accrued profit are classified as unearned revenue in the Company's consolidated balance sheets. Estimated contract losses are recognized when determined. If substantive uncertainty related to customer acceptance exists or the contract's duration is relatively short, the Company uses the completed-contract method.

The Company provides both perpetual and renewable time-based software licenses. Revenues from software license fees are recognized when all of the following criteria are met: the written agreement is executed; the software is delivered; the license fee is fixed and determinable; collectibility of the license fee is probable; and if applicable, when vendor-specific objective evidence exists to allocate the total license fee to elements of multiple-element arrangements, including post-contract customer support. When contracts contain multiple elements wherein vendor-specific objective evidence of fair value exists for all undelivered elements, the Company recognizes revenue for the delivered elements and defers revenue for the fair value of the undelivered elements until the remaining obligations have been satisfied. If vendor-specific objective evidence of fair value does not exist for all undelivered elements, revenue for the delivered and undelivered elements is deferred until remaining obligations have been satisfied, or if the only undelivered element is post-contract customer support and vendor-specific objective evidence of the fair value of post-contract customer support does not exist, revenue from the entire arrangement is recognized ratably over the support period. Judgments and estimates are made in connection with the recognition of software license revenue, which may include assessments of collectibility, the fair value of deliverable elements and the implied support period. The amount or timing of the Company's software license revenue may differ as a result of changes in these judgments or estimates.

The Company records reductions to revenue for customer incentive programs, including special pricing agreements and other volume-related rebate programs. Such reductions to revenue are estimates, which are based on a number of factors, including the Company's assumptions related to historical and projected customer sales volumes and the contractual provisions of the customer agreements.

Unearned revenue consists primarily of fees related to software products, license fees for intellectual property and hardware products sales with continuing performance obligations.

Concentrations

A significant portion of the Company's revenues is concentrated with a limited number of customers as the worldwide market for wireless telecommunications products is dominated by a small number of large corporations. Revenues from three customers of the Company's QCT, QTL and QWI segments, each comprised an aggregate of 13% of total consolidated revenues in fiscal 2006, compared to 15%, 13% and 11% respectively of total consolidated revenues in fiscal 2005 and 15%, 15% and 10% respectively of total consolidated revenues in fiscal 2004. Aggregated accounts receivable from these three customers comprised 45% of gross accounts receivable at September 24, 2006 and September 25, 2005.

Revenues from international customers were approximately 87%, 82% and 79% of total consolidated revenues in fiscal 2006, 2005 and 2004, respectively.

Cost of Equipment and Services Revenues

Cost of equipment and services revenues is primarily comprised of the cost of equipment revenues, the cost of messaging services revenues and the cost of development and other services revenues. Cost of equipment revenues consists of the cost of equipment sold and sustaining engineering costs, including personnel and related costs. Cost of messaging services revenues consists principally of satellite transponder costs, network operations expenses, including personnel and related costs, depreciation and airtime charges by telecommunications operators. Cost of development and other services revenues primarily includes personnel costs and related expenses.

Research and Development

Costs incurred in research and development activities are expensed as incurred, except certain software development costs capitalized after technological feasibility of the software is established.

Shipping and Handling Costs

Costs incurred for shipping and handling are included in cost of equipment and services revenues at the time the related revenue is recognized. Amounts billed to a customer for shipping and handling are reported as revenue.

Income Taxes

The asset and liability approach is used to recognize deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. Tax law and rate changes are reflected in income in the period such changes are enacted. The Company records a valuation allowance to reduce the deferred tax assets to the amount that is more likely than not to be realized.

The Company's income tax returns are based on calculations and assumptions that are subject to examination by the Internal Revenue Service and other tax authorities. While the Company believes it has appropriate support for the positions taken on its tax returns, the Company regularly assesses the potential outcomes of examinations by tax authorities in determining the adequacy of its provision for income taxes. As part of its assessment of potential adjustments to its tax returns, the Company increases its current tax liability to the extent an adjustment would result in a cash tax payment or decreases its deferred tax assets to the extent an adjustment would not result in a cash tax payment. The Company continually assesses the likelihood and amount of potential adjustments and adjusts the income tax provision, the current tax liability and deferred taxes in the period in which the facts that give rise to a revision become known.

Due to the adoption of the revised Statement of Financial Accounting Standards No. 123, "Share-Based Payment" (FAS 123R) beginning September 26, 2005, the Company recognizes windfall tax benefits associated with the exercise of stock options directly to stockholders' equity only when realized. Accordingly, deferred tax assets are not recognized for net operating loss carryforwards resulting from windfall tax benefits occurring from September 26, 2005 onward. A windfall tax benefit occurs when the actual tax benefit realized by the Company upon an employee's disposition of a share-based award exceeds the deferred tax asset, if any, associated with the award that the Company had recorded. When assessing whether a tax benefit relating to share-based compensation has been realized, the Company follows the tax law ordering method, under which current year share-based compensation deductions are assumed to be utilized before net operating loss carryforwards and other tax attributes.

Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. Cash equivalents are comprised of money market funds, certificates of deposit, commercial paper and government agencies' securities. The carrying amounts approximate fair value due to the short maturities of these instruments.

Marketable Securities

Management determines the appropriate classification of marketable securities at the time of purchase and reevaluates such designation as of each balance sheet date. Held-to-maturity securities are carried at amortized cost, which approximates fair value. Available-for-sale securities are stated at fair value as determined by the most recently traded price of each security at the balance sheet date. The net unrealized gains or losses on available-for-sale securities are reported as a component of comprehensive income (loss), net of tax. The specific identification method is used to compute the realized gains and losses on debt and equity securities.

The Company regularly monitors and evaluates the realizable value of its marketable securities. When assessing marketable securities for other-than-temporary declines in value, the Company considers such factors as, among other things, how significant the decline in value is as a percentage of the original cost, how long the market value of the investment has been less than its original cost, the performance of the investee's stock price in relation to the stock price of its competitors within the industry and the market in general, analyst recommendations, any news that has been released specific to the investee and the outlook for the overall industry in which the investee operates. The Company also reviews the financial statements of the investee to determine if the investee is experiencing financial difficulties and considers new products/services that the investee may have forthcoming that will improve its operating results. If events and circumstances indicate that a decline in the value of these assets has occurred and is other than temporary, the Company records a charge to investment income (expense).

Allowances for Doubtful Accounts

The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of the Company's customers to make required payments. The Company considers the following factors when determining if collection of a fee is reasonably assured: customer credit-worthiness, past transaction history with the customer, current economic industry trends and changes in customer payment terms. If the Company has no previous experience with the customer, the Company typically obtains reports from various credit organizations to ensure that the customer has a history of paying its creditors. The Company may also request financial information, including financial statements or other documents (e.g. bank statements) to ensure that the customer has the means of making payment. If these factors do not indicate collection is reasonably assured, revenue is deferred until collection becomes reasonably assured, which is generally upon receipt of cash. If the financial condition of the Company's customers were to deteriorate, adversely affecting their ability to make payments, additional allowances would be required.

Inventories
Inventories are valued at the lower of cost or market (replacement cost, not to exceed net realizable value) using the first-in, first-out method. Recoverability of inventory is assessed based on review of committed purchase orders from customers, as well as purchase commitment projections provided by customers, among other things.

Property, Plant and Equipment
Property, plant and equipment are recorded at cost and depreciated or amortized using the straight-line method over their estimated useful lives. Buildings and building improvements are depreciated over 30 years and 15 years, respectively. Leasehold improvements are amortized over the shorter of their estimated useful lives or the remaining term of the related lease. Other property, plant and equipment have useful lives ranging from 2 to 15 years. Direct external and internal costs of developing software for internal use are capitalized subsequent to the preliminary stage of development. Leased property meeting certain capital lease criteria is capitalized, and the net present value of the related lease payments is recorded as a liability. Amortization of capital leased assets is recorded using the straight-line method over the shorter of the estimated useful lives or the lease terms. Maintenance, repairs, and minor renewals and betterments are charged to expense as incurred.

Upon the retirement or disposition of property, plant and equipment, the related cost and accumulated depreciation or amortization are removed, and a gain or loss is recorded.

Investments in Other Entities
The Company makes strategic investments in companies that have developed or are developing innovative wireless data applications and wireless operators that promote the worldwide deployment of CDMA systems. Investments in corporate entities with less than a 20% voting interest are generally accounted for under the cost method. The cost method is also used to account for investments that are not in-substance common stock. The Company uses the equity method to account for investments in common stock or in-substance common stock of corporate entities, including limited liability corporations that do not maintain specific ownership accounts, in which it has a voting interest of 20% to 50% or in which it otherwise has the ability to exercise significant influence, and in partnerships and limited liability corporations that do maintain specific ownership accounts in which it has other than minor to 50% ownership interests. Under the equity method, the investment is originally recorded at cost and adjusted to recognize the Company's share of net earnings or losses of the investee, limited to the extent of the Company's investment in and advances to the investee and financial guarantees on behalf of the investee that create additional basis. The Company's equity in net earnings or losses of its investees are recorded one month in arrears to facilitate the timely inclusion of such equity in net earnings or losses in the Company's consolidated financial statements.

The Company regularly monitors and evaluates the realizable value of its investments. When assessing an investment for an other-than-temporary decline in value, the Company considers such factors as, among other things, the share price from the investee's latest financing round, the performance of the investee in relation to its own operating targets and its business plan, the investee's revenue and cost trends, as well as liquidity and cash position, including its cash burn rate, market acceptance of the investee's products/services as well as any new products or services that may be forthcoming, any significant news that has been released specific to the investee or the investee's competitors and/or industry and the outlook for the overall industry in which the investee operates. From time to time, the Company may consider third-party evaluations, valuation reports or advice from investment banks. If events and circumstances indicate that a decline in the value of these assets has occurred and is other than temporary, the Company records a charge to investment income (expense).

Derivatives
The Company may enter into foreign currency forward and option contracts to hedge certain foreign currency transactions and probable anticipated foreign currency transactions. Gains and losses arising from changes in the fair values of foreign currency forward and option contracts that are not designated as hedging instruments are recorded in investment income (expense) as gains (losses) on derivative instruments. Gains and losses arising from the effective portion of foreign currency forward and option contracts that are designated as cash-flow hedging instruments are recorded in accumulated other comprehensive income as gains (losses) on derivative instruments, net of tax. The amounts are subsequently reclassified into revenues in the same period in which the underlying transactions affect the Company's earnings. The Company had no outstanding forward contracts at September 24, 2006 and September 25, 2005. The value of the Company's foreign currency option contracts recorded in other current assets was $1 million and $16 million at September 24, 2006 and September 25, 2005, respectively, and the value recorded in other current liabilities was $3 million at September 24, 2006, all of which were designated as cash-flow hedging instruments.

In connection with its stock repurchase program, the Company may sell put options that require the Company to repurchase shares of its common stock at fixed prices. The premiums received from put options are recorded as other current liabilities. Changes in the fair value of put options are recorded in investment income (expense) as gains (losses) on derivative instruments. The value of the put options recorded in other current liabilities was $19 million and $7 million at September 24, 2006 and September 25, 2005, respectively.

Goodwill and Other Intangible Assets
Goodwill represents the excess of purchase price and related costs over the value assigned to the net tangible and identifiable intangible assets of businesses acquired. Goodwill is tested annually for impairment and in interim periods if certain events occur indicating that the carrying value of goodwill may be impaired. The Company completed its annual testing for fiscal 2006, 2005 and 2004 and determined that its recorded goodwill was not impaired.

Software development costs are capitalized when a product's technological feasibility has been established through the date a product is available for general release to customers. Software development costs are amortized on a straight-line basis over the estimated economic life of the software, ranging from less than one year to three years, taking into account such factors as the effects of obsolescence, technological advances and competition. The weighted-average amortization period for capitalized software was three years and one year at September 24, 2006 and September 25, 2005, respectively. Other intangible assets are amortized on a straight-line basis over their useful lives, ranging from less than one year to 28 years.

Weighted-average amortization periods for finite-lived intangible assets, by class, were as follows:

	Sept. 24, 2006	Sept. 25, 2005
Wireless licenses	**15 years**	15 years
Marketing-related	**19 years**	18 years
Technology-based	**15 years**	9 years
Customer-related	**7 years**	7 years
Other	**28 years**	28 years
Total intangible assets	**15 years**	13 years

Changes in the weighted-average amortization periods of technology-based intangible assets from fiscal 2005 to 2006 resulted from additions to intangible assets related to acquisitions (Note 11).

Valuation of Long-Lived and Intangible Assets
The Company assesses potential impairments to its long-lived assets when there is evidence that events or changes in circumstances indicate that the carrying amount of an asset may not be recovered. An impairment loss is recognized when the carrying amount of the long-lived asset is not recoverable and exceeds its fair value. The carrying amount of a long-lived asset is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. Any required impairment loss is measured as the amount by which the carrying amount of a long-lived asset exceeds its fair value and is recorded as a reduction in the carrying value of the related asset and a charge to operating results.

Litigation
The Company is currently involved in certain legal proceedings. The Company estimates the range of liability related to pending litigation where the amount and range of loss can be reasonably estimated. The Company records its best estimate of a loss when the loss is considered probable. Where a liability is probable and there is a range of estimated loss with no best estimate in the range, the Company records the minimum estimated liability related to the claim. As additional information becomes available, the Company assesses the potential liability related to the Company's pending litigation and revises its estimates.

Share-Based Payments
On September 26, 2005, the Company adopted FAS 123R. Under FAS 123R, share-based compensation cost is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense over the employee's requisite service period. The Company has no awards with market or performance conditions. The Company adopted the provisions of FAS 123R using a modified prospective application. Accordingly, prior periods have not been revised for comparative purposes. The valuation provisions of FAS 123R apply to new awards and to awards that are outstanding on the effective date, which are subsequently modified or cancelled. Estimated compensation expense for awards outstanding at the effective date will be recognized over the remaining service period using the compensation cost calculated for pro forma disclosure purposes under FASB Statement No. 123, "Accounting for Stock-Based Compensation" (FAS 123).

On November 10, 2005, the FASB issued FASB Staff Position No. FAS 123(R)-3, "Transition Election Related to Accounting for Tax Effects of Share-Based Payment Awards." The Company has elected to adopt the alternative transition method provided in this FASB Staff Position for calculating the tax effects of share-based compensation pursuant to FAS 123R. The alternative transition method includes a simplified method to establish the beginning balance of the additional paid-in capital pool (APIC pool) related to the tax effects of employee share-based compensation, which is available to absorb tax deficiencies which could be recognized subsequent to the adoption of FAS 123R.

Share-Based Compensation Information under FAS 123R. Upon adoption of FAS 123R, the Company also changed its method of valuation for stock options granted beginning in fiscal 2006 to a lattice binomial option-pricing model (binomial model) from the Black-Scholes option-pricing model (Black-Scholes model) which was previously used for the Company's pro forma information required under FAS 123. The Company's employee stock options have various restrictions that reduce option value, including vesting provisions and restrictions on transfer and hedging, among others, and are often exercised prior to their contractual maturity. Binomial models have evolved such that the currently available models are more capable of incorporating the features of the Company's employee stock options than closed-form models such as the Black-Scholes model.

The weighted-average estimated fair value of employee stock options granted during fiscal 2006 was $15.73 per share using the binomial model with the following weighted-average assumptions (annualized percentages) for fiscal 2006:

Volatility	30.7%
Risk-free interest rate	4.6%
Dividend yield	1.0%
Post-vesting forfeiture rate	6.0%
Suboptimal exercise factor	1.7

The Company used the implied volatility of market-traded options in the Company's stock for the expected volatility assumption, consistent with the guidance in FAS 123R and the Securities and Exchange Commission's Staff Accounting Bulletin No. 107. The Company utilized the term structure of volatility up to approximately two years, and the implied volatility of the option with the longest time to maturity was used for the expected volatility estimates for periods beyond two years. Prior to fiscal 2006, the Company had used a combination of its historical stock price and implied volatility in accordance with FAS 123 for purposes of its pro forma information. The selection of implied volatility data to estimate expected volatility was based upon the availability of actively traded options on the Company's stock and the Company's assessment that implied volatility is more representative of future stock price trends than historical volatility.

The risk-free interest rate assumption is based upon observed interest rates appropriate for the terms of the Company's employee stock options. The Company does not target a specific dividend yield for its dividend payments but is required to assume a dividend yield as an input to the binomial model. The dividend yield assumption is based on the Company's history and expectation of future dividend payouts and may be subject to substantial change in the future. The post-vesting forfeiture rate and suboptimal exercise factor are based on the Company's historical option cancellation and employee exercise information, respectively. The suboptimal exercise factor is the ratio by which the stock price must increase before employees are expected to exercise their stock options.

The expected life of employee stock options represents the weighted-average period the stock options are expected to remain outstanding and is a derived output of the binomial model. The expected life of employee stock options is impacted by all of the underlying assumptions used in the Company's model. The binomial model assumes that employees' exercise behavior is a function of the options' remaining contractual life and the extent to which the option is in-the-money (i.e. the average stock price during the period is above the strike price of the stock option). The binomial model estimates the probability of exercise as a function of these two variables based on the history of exercises and cancellations of past grants made by the Company. The expected life of employee stock options granted during fiscal 2006 derived from the binomial model was 5.8 years.

As share-based compensation expense recognized in the consolidated statement of operations for fiscal 2006 is based on awards ultimately expected to vest, it should be reduced for estimated forfeitures. FAS 123R requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Pre-vesting forfeitures were estimated to be approximately 0% in the year ended September 24, 2006 based on historical experience. The effect of pre-vesting forfeitures on the Company's recorded expense has historically been negligible due to the predominantly monthly vesting of option grants. If pre-vesting forfeitures occur in the future, the Company will record the effect of such forfeitures as the forfeitures occur. The Company will continue to evaluate the appropriateness of this assumption. In the Company's pro forma information required under FAS 123 for the periods prior to fiscal 2006, the Company accounted for forfeitures as they occurred.

Total estimated share-based compensation expense, related to all of the Company's share-based awards, recognized for fiscal 2006 was comprised as follows (in millions, except per share data):

	Year Ended Sept. 24, 2006
Cost of equipment and services revenues	$ 41
Research and development	216
Selling, general and administrative	238
Share-based compensation expense before taxes	495
Related income tax benefits	(175)
Share-based compensation expense, net of taxes	$ 320
Net share-based compensation expense, per common share:	
Basic	$0.19
Diluted	$0.19

The Company recorded $86 million in share-based compensation expense during fiscal 2006 related to share-based awards granted during fiscal 2006. In addition, for fiscal 2006, the adoption of FAS 123R resulted in a reclassification to reduce net cash provided by operating activities by $403 million, with an offsetting increase in net cash provided by financing activities, related to incremental tax benefits from stock options exercised in the period.

Pro Forma Information under FAS 123 for Periods Prior to Fiscal 2006. Prior to adopting the provisions of FAS 123R, the Company recorded estimated compensation expense for employee stock options based upon their intrinsic value on the date of grant pursuant to Accounting Principles Board Opinion 25 (APB 25), "Accounting for Stock Issued to Employees" and provided the required pro forma disclosures of FAS 123. Because the Company established the exercise price based on the fair market value of the Company's stock at the date of grant, the stock options had no intrinsic value upon grant, and therefore no estimated expense was recorded prior to adopting FAS 123R. Each accounting period, the Company reported the potential dilutive impact of stock options in its diluted earnings per common share using the treasury-stock method. Out-of-the-money stock options (i.e. the average stock price during the period was below the strike price of the stock option) were not included in diluted earnings per common share as their effect was anti-dilutive.

The weighted-average estimated fair value of employee stock options granted during fiscal 2005 and 2004 was $14.80 and $13.92 per share, respectively, using the Black-Scholes model with the following weighted-average assumptions (annualized percentages) for the same periods:

	2005	2004
Risk-free interest rate	3.9%	3.8%
Volatility	36.5%	53.2%
Dividend yield	0.8%	0.6%
Expected life (years)	6.0	6.0

For purposes of pro forma disclosures under FAS 123, the estimated fair value of share-based payments is assumed to be amortized to expense over the vesting periods. The pro forma effects of recognizing estimated compensation expense under the fair value method on net income and earnings per common share were as follows (in millions, except per share data):

	Year Ended	
	Sept. 25, 2005	Sept. 26, 2004
Net income, as reported	$2,143	$1,720
Add: Share-based employee compensation expense included in reported net income, net of related tax benefits	2	—
Deduct: Share-based employee compensation expense determined under the fair value based method for all awards, net of related tax effects	(305)	(281)
Pro forma net income	$1,840	$1,439
Earnings per common share:		
Basic—as reported	$ 1.31	$ 1.06
Basic—pro forma	$ 1.12	$ 0.89
Diluted—as reported	$ 1.26	$ 1.03
Diluted—pro forma	$ 1.09	$ 0.86

Foreign Currency

Foreign subsidiaries operating in a local currency environment use the local currency as the functional currency. Resulting translation gains or losses are recognized as a component of other comprehensive income. Where the United States dollar is the functional currency, resulting translation gains or losses are recognized in the statements of operations. During both fiscal 2006 and 2005, net foreign currency transaction gains included in the Company's statement of operations were $1 million. During fiscal 2004, net foreign currency transaction losses included in the Company's consolidated statements of operations were $1 million.

Comprehensive Income

Comprehensive income is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources, including foreign currency translation adjustments and unrealized gains and losses on marketable securities. The Company presents comprehensive income in its consolidated statements of stockholders' equity.

The reclassification adjustment for net realized gains results from the recognition of the net realized gains in the statement of operations when marketable securities are sold or derivative instruments are settled.

Components of accumulated other comprehensive income consisted of the following (in millions):

	Sept. 24, 2006	Sept. 25, 2005
Unrealized gains on marketable securities and derivative instruments, net of income taxes	**$ 87**	$ 60
Foreign currency translation	**(23)**	(22)
	$ 64	$ 38

Earnings Per Common Share

Basic earnings per common share is computed by dividing net income by the weighted-average number of common shares outstanding during the reporting period. Diluted earnings per common share is computed by dividing net income by the combination of dilutive common share equivalents, comprised of shares issuable under the Company's share-based compensation plans and shares subject to written put options, and the weighted-average number of common shares outstanding during the reporting period. Dilutive common share equivalents include the dilutive effect of in-the-money shares, which is calculated based on the average share price for each period using the treasury stock method. Under the treasury stock method, the exercise price of a share, the amount of compensation cost, if any, for future service that the Company has not yet recognized, and the amount of estimated tax benefits that would be recorded in paid-in capital, if any, when the share is exercised are assumed to be used to repurchase shares in the current period. The incremental dilutive common share equivalents, calculated using the treasury stock method, for fiscal 2006, 2005 and 2004 were approximately 51,835,000, 56,127,000 and 58,686,000, respectively.

Employee stock options to purchase approximately 54,541,000, 33,660,000 and 40,221,000 shares of common stock during fiscal 2006, 2005 and 2004, respectively, were outstanding but not included in the computation of diluted earnings per common share because the effect on dilutive earnings per share would be anti-dilutive. Put options outstanding during 2005 and 2004 to purchase a weighted-average 13,000,000 and 3,000,000 shares of common stock, respectively, were not included in the earnings per common share computation for fiscal 2005 and 2004 because the put options' exercise prices were less than the average market price of the common stock while they were outstanding, and therefore, the effect on diluted earnings per common share would be anti-dilutive (Note 7).

Future Accounting Requirements

In July 2006, the FASB issued FASB Interpretation No. 48 (FIN 48) "Accounting for Uncertainty in Income Taxes" which prescribes a recognition threshold and measurement process for recording in the financial statements uncertain tax positions taken or expected to be taken in a tax return. Additionally, FIN 48 provides guidance on the derecognition, classification, accounting in interim periods and disclosure requirements for uncertain tax positions. The accounting provisions of FIN 48 will be effective for the Company beginning October 1, 2007. The cumulative effect of initially adopting FIN 48 will be recorded as an adjustment to opening retained earnings in the year of adoption and will be presented separately. Only tax positions that meet the more likely than not recognition threshold at the effective date may be recognized upon adoption of FIN 48. The Company is in the process of determining the effect, if any, the adoption of FIN 48 will have on its consolidated financial statements.

NOTE 2. MARKETABLE SECURITIES

Marketable securities were comprised as follows (in millions):

	Current		Noncurrent	
	Sept. 24, 2006	Sept. 24, 2005	Sept. 24, 2006	Sept. 25, 2005
Held-to-maturity:				
Government-sponsored enterprise securities	$ –	$ 60	$ –	$ –
Corporate bonds and notes	–	70	–	–
	–	130	–	–
Available-for-sale:				
U.S. Treasury securities	73	151	–	–
Government-sponsored enterprise securities	667	704	–	–
Municipal bonds	5	10	–	–
Foreign government bonds	17	17	–	–
Corporate bonds and notes	2,693	2,645	23	14
Mortgage- and asset-backed securities	617	767	–	–
Non-investment grade debt securities	24	24	1,368	694
Equity mutual funds	–	–	1,519	293
Equity securities	18	30	1,318	1,132
	4,114	4,348	4,228	2,133
	$4,114	$4,478	$4,228	$2,133

As of September 24, 2006, the contractual maturities of available-for-sale debt securities were as follows (in millions):

Years to Maturity					
Less than One Year	One to Five Years	Five to Ten Years	Greater than Ten Years	No Single Maturity Date	Total
$2,294	$1,358	$679	$27	$1,129	$5,487

Securities with no single maturity date include mortgage- and asset-backed securities.

Available-for-sale securities were comprised as follows (in millions):

	Cost	Unrealized Gains	Unrealized Losses	Fair Value
September 24, 2006				
Equity securities	**$2,693**	**$194**	**$(32)**	**$2,855**
Debt securities	**5,500**	**11**	**(24)**	**5,487**
Total	**$8,193**	**$205**	**$(56)**	**$8,342**
September 25, 2005				
Equity securities	$1,353	$131	$(29)	$1,455
Debt securities	5,039	14	(27)	5,026
Total	$6,392	$145	$(56)	$6,481

The Company had no held-to-maturity debt securities at September 24, 2006. The fair values of held-to-maturity debt securities at September 25, 2005 approximate cost.

The Company recorded realized gains and losses on sales of available-for-sale marketable securities as follows (in millions):

Fiscal Year	Gross Realized Gains	Gross Realized Losses	Net Realized Gains
2006	**$176**	**$(47)**	**$129**
2005	198	(31)	167
2004	105	(17)	88

The following table shows the gross unrealized losses and fair values of the Company's investments in individual securities that have been in a continuous unrealized loss position deemed to be temporary for less than 12 months and for more than 12 months, aggregated by investment category, at September 24, 2006 (in millions):

	Less than 12 months		More than 12 months	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
U.S. Treasury securities	$ –	$ –	$ 19	$ –
Government-sponsored enterprise securities	82	–	80	(1)
Foreign government bonds	–	–	10	–
Corporate bonds and notes	515	(1)	407	(4)
Mortgage- and asset-backed securities	132	(1)	150	(3)
Non-investment grade debt securities	952	(10)	61	(3)
Equity mutual funds	382	(13)	–	–
Equity securities	288	(15)	5	(1)
	$2,351	$(40)	$732	$(12)

Investment Grade Debt Securities

The Company's investments in investment grade debt securities consist primarily of investments in certificates of deposit, U.S. Treasury securities, government-sponsored enterprise securities, municipal bonds, foreign government bonds, mortgage- and asset-backed securities and corporate bonds and notes. The unrealized losses on the Company's investments in investment grade debt securities were caused by interest rate increases. Due to the fact that the decline in market value is attributable to changes in interest rates and not credit quality, and because the severity and duration of the unrealized losses were not significant, the Company considered these unrealized losses to be temporary at September 24, 2006.

Non-Investment Grade Debt Securities

The Company's investments in non-investment grade debt securities consist primarily of investments in corporate bonds and secured bank loans. The unrealized losses on the Company's investment in non-investment grade debt securities were caused by credit quality and industry- or company-specific events. Because the severity and duration of the unrealized losses were not significant, the Company considered these unrealized losses to be temporary at September 24, 2006.

Marketable Equity Securities

The Company's investments in marketable equity securities consist primarily of investments in common stock of large companies and equity mutual funds. The unrealized losses on the Company's investment in marketable equity securities were caused by overall equity market volatility and industry-specific events. The duration and severity of the unrealized losses in relation to the carrying amounts of the individual investments were consistent with typical equity market volatility. Current market forecasts support a recovery of fair value up to (or beyond) the cost of the investment within a reasonable period of time. Accordingly, the Company considered these unrealized losses to be temporary at September 24, 2006.

NOTE 3. COMPOSITION OF CERTAIN FINANCIAL STATEMENT CAPTIONS

Accounts Receivable

(In millions)	Sept. 24, 2006	Sept. 25, 2005
Trade, net of allowances for doubtful accounts of $1 and $2, respectively	$632	$506
Long-term contracts	44	26
Other	24	12
	$700	$544

Inventories

(In millions)	Sept. 24, 2006	Sept. 25, 2005
Raw materials	$ 30	$ 23
Work-in-process	13	6
Finished goods	207	148
	$250	$177

Property, Plant and Equipment

(In millions)	Sept. 24, 2006	Sept. 25, 2005
Land	$ 76	$ 65
Buildings and improvements	853	616
Computer equipment	659	520
Machinery and equipment	764	544
Furniture and office equipment	43	33
Leasehold improvements	171	107
	2,566	1,885
Less accumulated depreciation and amortization	(1,084)	(863)
	$ 1,482	$1,022

Depreciation and amortization expense related to property, plant and equipment for fiscal 2006, 2005 and 2004 was $239 million, $177 million and $140 million, respectively. The net book values of property under capital leases included in buildings and improvements were $58 million and $2 million at September 24, 2006 and September 25, 2005, respectively. These capital leases principally related to base station towers and buildings. Amortization of assets recorded under capital leases is included in depreciation expense. Capital lease additions for the years ended September 24, 2006 and September 25, 2005 were $56 million and $3 million, respectively. There were no capital lease additions in the year ended September 26, 2004.

At September 24, 2006 and September 25, 2005, buildings and improvements and leasehold improvements with a net book value of $19 million and $36 million, respectively, including accumulated depreciation and amortization of $15 million and $30 million, respectively, were leased to third parties or held for lease to third parties. Future minimum rental income on facilities leased to others in each of the next three years from fiscal 2007 to 2009 are $5 million, $4 million and $1 million, respectively.

Goodwill and Other Intangible Assets

The Company's reportable segment assets do not include goodwill (Note 10). The Company allocates goodwill to its reporting units for annual impairment testing purposes. Goodwill was allocable to reporting units included in the Company's reportable segments at September 24, 2006 as follows: $339 million in QUALCOMM CDMA Technologies, $687 million in QUALCOMM Technology Licensing, $76 million in QUALCOMM Wireless & Internet, and $128 million in QUALCOMM MEMS Technology (a nonreportable segment included in reconciling items in Note 10). The increase in goodwill from September 25, 2005 to September 24, 2006 was the result of the Company's business acquisitions (Note 11), partially offset by currency translation adjustments.

The components of purchased intangible assets, which are included in other assets, were as follows (in millions):

	Sept. 24, 2006		Sept. 25, 2005	
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Wireless licenses	$238	$(22)	$164	$(17)
Marketing-related	21	(11)	21	(9)
Technology-based	257	(43)	116	(48)
Customer-related	6	(2)	17	(13)
Other	7	(1)	7	(1)
	$529	$(79)	$325	$(88)

All of the Company's purchased intangible assets other than certain wireless licenses in the amount of $157 million and goodwill are subject to amortization. Amortization expense related to these intangible assets for fiscal 2006, 2005 and 2004 was $32 million, $19 million and $18 million, respectively, and is expected to be $31 million in fiscal 2007, $27 million in fiscal 2008, $26 million in fiscal 2009, $24 million in fiscal 2010, $23 million in fiscal 2011 and $162 million thereafter.

Capitalized software development costs, which are included in other assets, were $27 million and $43 million at September 24, 2006 and September 25, 2005, respectively. Accumulated amortization on capitalized software was $27 million and $42 million at September 24, 2006 and September 25, 2005, respectively. Amortization expense related to capitalized software for fiscal 2006, 2005 and 2004 was $1 million, $4 million and $13 million, respectively.

NOTE 4. INVESTMENTS IN OTHER ENTITIES

The Company and another investor (the Other Investor) own minority interests in Inquam Limited (Inquam), the owner of a wireless CDMA-based operator in Romania, and in Inquam's former subsidiaries in Portugal (the Portugal Companies). The Company recorded $20 million, $33 million and $59 million in equity in losses of Inquam during fiscal 2006, 2005 and 2004, respectively, including a $12 million loss resulting from Inquam's restructuring during fiscal 2006. At September 24, 2006 and September 25, 2005, the Company's equity and debt investments in Inquam and the Portugal Companies totaled $5 million and $26 million, respectively, net of equity in losses.

The Company and the Other Investor have each guaranteed 50% of a portion of amounts owed under certain of Inquam's long-term financing arrangements, up to a combined maximum of $53 million. The fair value of this obligation, which is insignificant, has been recorded in the financial statements. The guarantee expires and the facilities mature on December 25, 2011.

Other

Other strategic equity investments as of September 24, 2006 and September 25, 2005 totaled $89 million and $96 million, respectively, including $73 million and $59 million, respectively, accounted for using the cost method. Differences between the carrying amounts of certain other strategic equity method investments and the Company's underlying equity in the net assets of those investees were not significant at September 24, 2006 and September 25, 2005. At September 24, 2006, effective ownership interests in these investees ranged from approximately 19% to 50%. Funding commitments related to these investments totaled $16 million at September 24, 2006, which the Company expects to fund through fiscal 2009. Such commitments are subject to the investees meeting certain conditions. As such, actual equity funding may be in lesser amounts.

NOTE 5. INVESTMENT INCOME (EXPENSE)

Investment income (expense) was comprised as follows (in millions):

	Year Ended		
	Sept. 24, 2006	Sept. 25, 2005	Sept. 26, 2004
Interest and dividend income	$416	$256	$175
Interest expense	(4)	(3)	(2)
Net realized gains on marketable securities	129	167	88
Net realized gains on other investments	7	12	–
Other-than-temporary losses on marketable securities	(20)	(13)	(12)
Other-than-temporary losses on other investments	(4)	(1)	–
(Losses) gains on derivative instruments	(29)	33	7
Equity in losses of investees	(29)	(28)	(72)
	$466	$423	$184

NOTE 6. INCOME TAXES

The components of the income tax provision were as follows (in millions):

	Year Ended		
	Sept. 24, 2006	Sept. 25, 2005	Sept. 26, 2004
Current provision:			
Federal	$299	$ 77	$115
State	88	42	60
Foreign	156	140	157
	543	259	332
Deferred provision:			
Federal	165	398	227
State	(23)	9	29
Foreign	1	–	–
	143	407	256
	$686	$666	$588

The foreign component of the income tax provision consists primarily of foreign withholding taxes on royalty income included in United States earnings.

The components of income from continuing operations before income taxes by United States and foreign jurisdictions were as follows (in millions):

	Year Ended		
	Sept. 24, 2006	Sept. 25, 2005	Sept. 26, 2004
United States	**$1,445**	$1,570	$1,571
Foreign	**1,711**	1,239	742
	$3,156	$2,809	$2,313

The following is a reconciliation of the expected statutory federal income tax provision to the Company's actual income tax provision (in millions):

	Year Ended		
	Sept. 24, 2006	Sept. 25, 2005	Sept. 26, 2004
Expected income tax provision at federal statutory tax rate	**$1,105**	$ 983	$ 809
State income tax provision, net of federal benefit	**168**	109	91
One-time dividend	**–**	35	–
Foreign income taxed at other than U.S. rates	**(525)**	(290)	(215)
Valuation allowance	**(46)**	(78)	(44)
Tax credits	**(46)**	(66)	(49)
Other	**30**	(27)	(4)
Income tax expense	**$ 686**	$ 666	$ 588

The Company has not provided for United States income taxes and foreign withholding taxes on a cumulative total of approximately $2.7 billion of undistributed earnings from certain non-United States subsidiaries indefinitely invested outside the United States. Should the Company repatriate foreign earnings, the Company would have to adjust the income tax provision in the period management determined that the Company would repatriate the earnings. On October 22, 2004, the American Jobs Creation Act of 2004 (the Jobs Creation Act) was signed into law. The Jobs Creation Act created a temporary incentive for corporations in the United States to repatriate accumulated income earned abroad by providing an 85 percent dividends received deduction for certain dividends from controlled foreign corporations. In the fourth quarter of fiscal 2005, the Company repatriated approximately $0.5 billion of foreign earnings qualifying for the special incentive under the Jobs Creation Act and recorded a related expense of approximately $35 million for federal and state income tax liabilities. This distribution does not change the Company's intention to indefinitely reinvest undistributed earnings of certain of its foreign subsidiaries in operations outside the United States.

During fiscal 2006, the Internal Revenue Service and the California Franchise Tax Board completed audits of the Company's tax returns for fiscal 2001 and 2002, resulting in adjustments to the Company's net operating loss and credit carryover amounts for those years. The tax provision was reduced by $73 million during fiscal 2006 to reflect the expected impacts of the audits on both the reviewed and open tax years.

The Company had net deferred tax assets and deferred tax liabilities as follows (in millions):

	Sept. 24, 2006	Sept. 25, 2005
Accrued liabilities, reserves and other	**$ 169**	$191
Share-based compensation	**164**	–
Capitalized start-up and organizational costs	**46**	–
Deferred revenue	**55**	76
Unrealized losses on marketable securities	**43**	5
Unused net operating losses	**59**	13
Capital loss carryover	**82**	161
Tax credits	**129**	346
Unrealized losses on investments	**145**	137
Property, plant and equipment	**–**	8
Other basis differences	**22**	–
Total gross deferred assets	**914**	937
Valuation allowance	**(22)**	(69)
Total net deferred assets	**$ 892**	$868
Purchased intangible assets	**(79)**	(17)
Deferred contract costs	**(6)**	(18)
Unrealized gains on marketable securities	**(67)**	(50)
Property, plant and equipment	**(10)**	–
Other basis differences	**–**	(1)
Total deferred liabilities	**$(162)**	$ (86)

The Company believes, more likely than not, that it will have sufficient taxable income after stock option related deductions to utilize the majority of its deferred tax assets. As of September 24, 2006, the Company has provided a valuation allowance on net capital losses of $16 million. The valuation allowance related to capital losses reflects the uncertainty surrounding the Company's ability to generate sufficient capital gains to utilize all capital losses.

At September 24, 2006 and September 25, 2005, the Company had federal, state and foreign taxes payable of approximately $137 million and $69 million, respectively, included in other current liabilities.

At September 24, 2006, the Company had unused federal income tax credits of $534 million, with $522 million expiring from 2012 through 2026, and state income tax credits of $96 million, which do not expire. The Company does not expect its federal income tax credits to expire unused.

Cash amounts paid for income taxes, net of refunds received, were $172 million, $168 million and $127 million for fiscal 2006, 2005 and 2004, respectively. The income taxes paid primarily relate to foreign withholding taxes.

NOTE 7. CAPITAL STOCK

Preferred Stock

The Company has 8,000,000 shares of preferred stock authorized for issuance in one or more series, at a par value of $0.0001 per share. In conjunction with the distribution of preferred share purchase rights, 4,000,000 shares of preferred stock are designated as Series A Junior Participating Preferred Stock and such shares are reserved for issuance upon exercise of the preferred share purchase rights. At September 24, 2006 and September 25, 2005, no shares of preferred stock were outstanding.

Preferred Share Purchase Rights Agreement

The Company has a Preferred Share Purchase Rights Agreement (Rights Agreement) to protect stockholders' interests in the event of a proposed takeover of the Company. Under the original Rights Agreement, adopted on September 26, 1995, the Company declared a dividend of one preferred share purchase right (a Right) for each share of the Company's common stock outstanding. Pursuant to the Rights Agreement, as amended and restated on September 26, 2005, each Right entitles the registered holder to purchase from the Company a one one-thousandth share of Series A Junior Participating Preferred Stock, $0.0001 par value per share, subject to adjustment for subsequent stock splits, at a purchase price of $180. The Rights are exercisable only if a person or group (an Acquiring Person) acquires beneficial ownership of 15% or more of the Company's outstanding shares of common stock without Board approval. Upon exercise, holders, other than an Acquiring Person, will have the right, subject to termination, to receive the Company's common stock or other securities, cash or other assets having a market value, as defined, equal to twice-such purchase price. The Rights, which expire on September 25, 2015, are redeemable in whole, but not in part, at the Company's option prior to the time such Rights are triggered for a price of $0.001 per Right.

Stock Repurchase Program

On November 7, 2005, the Company authorized the repurchase of up to $2.5 billion of the Company's common stock under a program with no expiration date. The $2.5 billion stock repurchase program replaced a $2.0 billion stock repurchase program, of which approximately $1.0 billion remained authorized for repurchases. During fiscal 2006 and 2005, the Company repurchased and retired 34,000,000 shares and 27,083,000 of common stock for $1.5 billion and $953 million, respectively, excluding $5 million of premiums received related to put options that were exercised in fiscal 2006. The Company did not repurchase any of the Company's common stock during fiscal 2004. At September 24, 2006, approximately $0.9 billion remained authorized for repurchases under the stock repurchase program, net of put options outstanding.

In connection with the Company's stock repurchase program, the Company sold put options on its own stock during fiscal 2006, 2005 and 2004. At September 24, 2006, the Company had two outstanding put options enabling holders to sell 2,000,000 shares of the Company's common stock to the Company for approximately $89 million (net of the put option premiums received), and the recorded values of the put option liabilities totaled $19 million. In October 2006, one of the put options was exercised, and the Company repurchased and retired 1,000,000 shares of its common stock for approximately $45 million (net of the put option premium received). Upon repurchase, the shares were retired. The remaining put option, with an expiration date in November 2006, may require the Company to repurchase 1,000,000 shares of its common stock for approximately $45 million (net of the put option premium received). Any shares purchased upon the exercise of the put option will be retired. During fiscal 2006, the Company recognized $29 million in investment losses due to net increases in the fair values of put options, net of premiums received of $11 million. During fiscal 2005 and 2004, the Company recognized gains of $31 million and $5 million, respectively, in investment income due to decreases in the fair values of put options, including premiums received of $15 million and $5 million, respectively.

Dividends

The Company announced increases in its quarterly dividend per share of common stock from $0.035 to $0.05 on March 2, 2004, from $0.05 to $0.07 on July 13, 2004, from $0.07 to $0.09 on March 8, 2005, and from $0.09 to $0.12 on March 7, 2006. Cash dividends announced in fiscal 2006, 2005 and 2004 were as follows (in millions, except per share data):

	2006		2005		2004	
	Per Share	Total	Per Share	Total	Per Share	Total
First quarter	**$0.09**	**$148**	$0.07	$115	$0.07[a]	$112
Second quarter	**0.09**	**150**	0.07	115	0.05	81
Third quarter	**0.12**	**202**	0.09	147	—[b]	–
Fourth quarter	**0.12**	**198**	0.09	147	0.07	114
Total	**$0.42**	**$698**	$0.32	$524	$0.19	$307

[a] In the first quarter of fiscal 2004, the Company announced two dividends of $0.035 per share which were paid in the first and second quarters of fiscal 2004.

[b] The Company paid a dividend of $0.05 per share in the third quarter of fiscal 2004 that had been announced in the second quarter of fiscal 2004.

On October 5, 2006, the Company announced a cash dividend of $0.12 per share on the Company's common stock, payable on January 4, 2007 to stockholders of record as of December 7, 2006, which will be reflected in the consolidated financial statements in the first quarter of fiscal 2007.

NOTE 8. EMPLOYEE STOCK BENEFIT PLANS

Employee Savings and Retirement Plan

The Company has a 401(k) plan that allows eligible employees to contribute up to 50% of their eligible compensation, subject to annual limits. The Company matches a portion of the employee contributions and may, at its discretion, make additional contributions based upon earnings. The Company's contribution expense for fiscal 2006, 2005 and 2004 was $33 million, $27 million and $21 million, respectively.

Equity Compensation Plans

The Board of Directors may grant options to selected employees, directors and consultants to the Company to purchase shares of the Company's common stock at a price not less than the fair market value of the stock at the date of grant. The 2006 Long-Term Incentive Plan (the 2006 Plan) was adopted during the second quarter of fiscal 2006 and replaced the 2001 Stock Option Plan and the 2001 Non-Employee Director Stock Option Plan and their predecessor plans (the Prior Plans). The 2006 Plan provides for the grant of incentive and nonstatutory stock options as well as stock appreciation rights, restricted stock, restricted stock units, performance units and shares and other stock-based awards and will be the source of shares issued under the Executive Retirement Matching Contribution Plan (ERMCP). The share reserve under the 2006 Plan is equal to the shares available for future grant under the combined plans on the date the 2006 Plan was approved by the Company's stockholders, plus an additional 65,000,000 shares for a total of approximately 280,192,000 shares reserved. This share amount is automatically increased by the amount equal to the number of shares subject to any outstanding option under a Prior Plan that is terminated or cancelled (but not an option under a Prior Plan that expires) following the date that the 2006 Plan was approved by stockholders. Shares that are subject to an award under the ERMCP and are returned to the Company because they fail to vest will again become available for grant under the 2006 Plan. The Board of Directors of the Company may amend or terminate the 2006 Plan at any time. Generally, options outstanding vest over periods not exceeding five years and are exercisable for up to ten years from the grant date.

During fiscal 2006, the Company assumed a total of approximately 3,530,000 outstanding stock options under the Flarion Technologies, Inc. 2000 Stock Option and Restricted Stock Purchase Plan, the Berkana Wireless Inc. 2002 Stock Plan and 2002 Executive Stock Plan and under the Qualphone Inc. 2004 Equity Incentive Plan (the Assumed Plans), as amended, as a result of the acquisitions (Note 11). The Assumed Plans were suspended on the dates of acquisition, and no additional shares may be granted under those plans. The Assumed Plans provided for the grant of both incentive stock options and non-qualified stock options. Generally, options outstanding vest over periods not exceeding four years and are exercisable for up to ten years from the grant date.

Information under FAS 123R for Fiscal 2006. A summary of stock option transactions for all stock option plans follows:

	Number of Shares (In thousands)	Weighted Average Exercise Price	Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value (In billions)
Outstanding at September 25, 2005	202,794	$24.35		
Options granted	34,977	45.69		
Options assumed[1]	3,530	21.15		
Options cancelled/forfeited/expired	(3,057)	35.08		
Options exercised	(36,389)	16.71		
Outstanding at September 24, 2006	**201,855**	**$29.20**	**6.15**	**$2.2**
Exercisable at September 24, 2006	**121,872**	**$24.42**	**4.76**	**$1.8**

[1] Represents activity related to options that were assumed as a result of acquisitions (Note 11).

Net stock options, after forfeitures and cancellations, granted during fiscal 2006, 2005 and 2004 represented 1.9%, 1.8% and 1.7% of outstanding shares as of the beginning of each fiscal year, respectively. Total stock options granted during fiscal 2006, 2005 and 2004 represented 2.1%, 2.1% and 1.9%, respectively, of outstanding shares as of the end of each fiscal year.

The Company's determination of fair value of share-based payment awards on the date of grant using an option-pricing model is affected by the Company's stock price as well as assumptions regarding a number of highly complex and subjective variables. At September 24, 2006, total unrecognized estimated compensation cost related to non-vested stock options granted prior to that date was $1.2 billion, which is expected to be recognized over a weighted-average period of 1.7 years. Total share-based compensation cost capitalized as part of inventory and fixed assets was $1 million during fiscal 2006. The total intrinsic value of stock options exercised during fiscal 2006 was $1.1 billion. The Company recorded cash received from the exercise of stock options of $608 million and related tax benefits of $421 million during fiscal 2006. Upon option exercise, the Company issues new shares of stock.

Additional information about stock options outstanding at September 24, 2006 with exercise prices less than or above $37.86 per share, the closing price at September 24, 2006, follows (number of shares in thousands):

	Exercisable		Unexercisable		Total	
Stock Options	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Less than $37.86	98,804	$19.59	37,751	$26.57	136,555	$21.52
Above $37.86	23,068	45.10	42,232	45.36	65,300	45.27
Total outstanding	121,872	$24.42	79,983	$36.49	201,855	$29.20

Information under FAS 123 for Periods Prior to Fiscal 2006. A summary of stock option transactions for all stock option plans follows (number of shares in thousands):

		Options Outstanding		
			Exercise Price Per Share	
	Shares Available for Grant	Number of Shares	Range	Weighted Average
Balance at September 28, 2003	23,746	212,972	$0.07 to $86.19	$17.28
Additional shares reserved	64,000	–	–	–
Options granted	(31,252)	31,252	21.50 to 40.40	27.19
Options cancelled	4,420	(4,420)	2.30 to 70.00	28.15
Options exercised	–	(36,220)	0.14 to 37.34	7.85
Balance at September 26, 2004	60,914	203,584	$0.07 to $86.19	$20.25
Additional shares reserved[1]	765	–	–	–
Options assumed[1]	(765)	765	0.09 to 38.48	24.32
Plan shares expired[2]	(57)	–	–	–
Options granted	(34,434)	34,434	33.01 to 44.55	38.51
Options cancelled	5,821	(5,821)	1.60 to 70.00	31.16
Options exercised	–	(30,168)	0.07 to 43.00	11.52
Balance at September 25, 2005	32,244	202,794	$0.09 to $86.19	$24.35

[1] Represents activity related to options that were assumed as a result of acquisitions (Note 11).
[2] Represents shares available for future grant cancelled pursuant to the Iridigm and Spike acquisitions.

There were approximately 124,491,000 options exercisable with a weighted average exercise price of $21.11 per share at September 25, 2005. There were approximately 124,650,000 options exercisable with a weighted average exercise price of $17.41 per share at September 26, 2004.

Employee Stock Purchase Plans

The Company has two employee stock purchase plans for all eligible employees to purchase shares of common stock at 85% of the lower of the fair market value on the first or the last day of each six-month offering period. Employees may authorize the Company to withhold up to 15% of their compensation during any offering period, subject to certain limitations. The 2001 Employee Stock Purchase Plan authorizes up to approximately 24,309,000 shares to be granted. The 1996 Non-Qualified Employee Stock Purchase Plan authorizes up to 400,000 shares to be granted. During fiscal 2006, 2005 and 2004, approximately 2,220,000, 1,786,000 and 2,205,000 shares were issued under the plans at an average price of $31.10, $29.63 and $18.60 per share, respectively. At September 24, 2006, approximately 13,226,000 shares were reserved for future issuance.

At September 24, 2006, total unrecognized estimated compensation cost related to non-vested purchase rights granted prior to that date was $7 million. The Company recorded cash received from the exercise of purchase rights of $69 million during fiscal 2006.

Executive Retirement Plans

The Company has voluntary retirement plans that allow eligible executives to defer up to 100% of their income on a pre-tax basis. On a quarterly basis, the Company matches up to 10% of the participants' deferral in Company common stock based on the then-current market price, to be distributed to the participant upon eligible retirement. The income deferred and the Company match held in trust are unsecured and subject to the claims of general creditors of the Company. Company contributions begin vesting based on certain minimum participation or service requirements and are fully vested at age 65. Participants who terminate employment forfeit their unvested shares. During fiscal 2006, 2005 and 2004, approximately 47,000, 92,000 and 108,000 shares, respectively, were allocated under the plans. The Company recorded $2 million, $3 million and $5 million in compensation expense during fiscal 2006, 2005 and 2004, respectively, related to its net matching contributions to the plans.

NOTE 9. COMMITMENTS AND CONTINGENCIES

Litigation

Zoltar Satellite Alarm Systems, Inc. v. QUALCOMM Incorporated and SnapTrack, Inc.: On March 30, 2001, Zoltar Satellite Alarm Systems, Inc. filed suit against QUALCOMM and its subsidiary SnapTrack, Inc. in the United States District Court for the Northern District of California seeking monetary damages and injunctive relief based on the alleged infringement of three patents. Following a verdict and finding of no infringement of Zoltar's patent claims, the Court entered a judgment in favor of the Company and SnapTrack on Zoltar's complaint and awarded the Company and SnapTrack their costs of suit. Zoltar filed a notice of appeal that was dismissed as premature. While the Company has already obtained a verdict of non-infringement of Zoltar's patents, the Company's additional affirmative claims seeking declarations of the non-enforceability and invalidity of those patents were set to be retried in the same Court on October 10, 2006. However, Zoltar has informed the Court that it will covenant not to sue the Company or SnapTrack on the patents. The final form of dismissal and judgment in favor of the Company and SnapTrack remains to be determined.

Whale Telecom Ltd. v. QUALCOMM Incorporated: On November 15, 2004, Whale Telecom Ltd. sued the Company in the New York State Supreme Court, County of New York, seeking monetary damages based on the claim that the Company fraudulently induced it to enter into certain infrastructure services agreements in 1999 and later interfered with their performance of those agreements. On March 15, 2006, the Court dismissed all claims against the Company. The plaintiff has filed a notice of appeal.

Broadcom Corporation v. QUALCOMM Incorporated: On May 18, 2005, Broadcom filed two actions in the United States District Court for the Central District of California against the Company alleging infringement of ten patents and seeking monetary damages and injunctive relief based thereon. On the same date, Broadcom also filed a complaint in the United States International Trade Commission (ITC) alleging infringement of five of the same patents at issue in the Central District Court cases seeking a determination and relief under Section 337 of the Tariff Act of 1930. On July 1, 2005, Broadcom filed an action in the United States District Court for the District of New Jersey against the Company alleging violations of state and federal antitrust and unfair competition laws as well as common law claims, generally relating to licensing and chip sales activities, seeking monetary damages and injunctive relief based thereon. On September 1, 2006, the New Jersey District Court dismissed the complaint; Broadcom has filed notice of appeal. Discovery is underway in one of the Central District Court patent actions, with trial scheduled for May 2007. On December 12, 2005, the Central District Court ordered two of the Broadcom patent claims filed in the other Central District patent action (which is stayed pending completion of the ITC action) to be transferred to the Southern District of California to be considered in the case filed by the Company on August 22, 2005. That case now contains additional related claims filed by the Company and Broadcom. On February 14, 2006, the ITC hearing commenced as to three of the patents alleged. On October 10, 2006, the Administrative Law Judge (ALJ) issued an interim decision in which he recommended against any downstream remedies, and found no infringement by the Company on two of the three remaining patents and most of the asserted claims of the third patent. The ALJ did find infringement on some claims of one patent. The Company will petition the Commission for review of at least the limited infringement findings and patent validity findings.

QUALCOMM Incorporated v. Broadcom Corporation: On July 11, 2005, the Company filed an action in the United States District Court for the Southern District of California against Broadcom alleging infringement of seven patents, each of which is essential to the practice of either the GSM or 802.11 standards, and seeking monetary damages and injunctive relief based thereon. On September 23, 2005, Broadcom answered and counterclaimed, alleging infringement of six patents. On October 14, 2005, the Company filed another action in the United States District Court for the Southern District of California against Broadcom alleging infringement of two patents, each of which relates to video encoding and decoding for high-end multimedia processing, and seeking monetary damages and injunctive relief based thereon. That action is scheduled for trial in January 2007. On March 24, 2006, the Company filed another action in the United States District Court for the Southern District of California, alleging that Broadcom, during the period in which it has been attempting to bring to market a WCDMA baseband solution, misappropriated QUALCOMM confidential and trade secret information relating to QUALCOMM's WCDMA baseband chips, and relating to the Company's multimedia capabilities for such chips. The complaint also asserts another patent claim against Broadcom's wireless local area network products, including such capability bundled with Broadcom's WCDMA product offerings. Broadcom counterclaimed with the assertion of two patents. On October 27, 2006, the Court issued a preliminary injunction against Broadcom, prohibiting the future use or solicitation of certain of the Company's confidential business and technical documents and information.

QUALCOMM Incorporated and SnapTrack, Inc. v. Nokia Corporation and Nokia Inc.: On November 4, 2005, the Company, along with its wholly-owned subsidiary, SnapTrack, filed an action in the United States District Court for the Southern District of California against Nokia alleging infringement of eleven QUALCOMM patents and one SnapTrack patent relating to GSM/GPRS/EDGE and position location and seeking monetary damages and injunctive relief. The case is currently stayed pending a decision by the Federal Circuit regarding Nokia's arbitration demand. On May 24, 2006, the Company filed an action in the Chancery Division of the High Court of Justice for England and Wales against Nokia alleging infringement of two QUALCOMM patents relating to GSM/GPRS/EDGE technology seeking monetary damages and injunctive relief. On June 9, 2006, the Company filed a complaint with the ITC against Nokia alleging importation of products that infringe six QUALCOMM patents relating to power control, video encoding and decoding, and power conservation mode technologies and seeking an exclusionary order and a cease and desist order. On July 7, 2006, the ITC commenced an investigation. On August 9, 2006, the Company filed an action in the District Court of Dusseldorf, Federal Republic of Germany, against Nokia alleging infringement of two QUALCOMM patents relating to GSM/GPRS/EDGE technology seeking monetary damages and injunctive relief. On October 9, 2006, the Company filed an action in the High Court of Paris, France against Nokia alleging infringement of two patents relating to GSM/GPRS/EDGE technology seeking monetary damages and injunctive relief. On October 9, 2006, the Company filed an action in the Milan Court, Italy against Nokia alleging infringement of two patents relating to GSM/GPRS/EDGE technology seeking monetary damages and injunctive relief.

Nokia Corporation and Nokia Inc. v. QUALCOMM Incorporated: On August 9, 2006, Nokia Corporation and Nokia, Inc. filed a complaint in Delaware Chancery Court seeking declaratory and injunctive relief relating to alleged commitments made by the Company to wireless industry standards setting organizations. The Company has moved to dismiss the complaint.

Other: The Company has been named, along with many other manufacturers of wireless phones, wireless operators and industry-related organizations, as a defendant in several purported class action lawsuits, and several individually filed actions pending in Pennsylvania, Washington D.C., and Louisiana, seeking monetary damages arising out of its sale of cellular phones. The courts that have reviewed similar claims against other companies to date have held that there was insufficient scientific basis for the plaintiffs' claims in those cases.

On October 28, 2005, it was reported that six companies (Broadcom, Nokia, Texas Instruments, NEC, Panasonic and Ericsson) filed complaints with the European Commission, alleging that the Company violated European Union competition law in its WCDMA licensing practices. The Company has received the complaints and has submitted a reply.

It has been reported that two U.S. companies (Texas Instruments and Broadcom) and two South Korean companies (Nextreaming Corp. and THINmultimedia Inc.) have filed complaints with the Korean Fair Trade Commission alleging that the Company's business practices are, in some way, a violation of South Korean anti-trust regulations. To date, the Company has not received the complaints.

Although there can be no assurance that unfavorable outcomes in any of the foregoing matters would not have a material adverse effect on the Company's operating results, liquidity or financial position, the Company believes the claims made by other parties are without merit and will vigorously defend the actions. The Company has not recorded any accrual for contingent liability associated with the legal proceedings described above based on the Company's belief that a liability, while possible, is not probable. Further, any possible range of loss cannot be estimated at this time. The Company is engaged in numerous other legal actions arising in the ordinary course of its business and believes that the ultimate outcome of these actions will not have a material adverse effect on its operating results, liquidity or financial position. In addition, some matters that have previously been disclosed may no longer be described in this Note because of rulings in the case, settlements, changes in the Company's business or other developments rendering them, in the Company's judgment, no longer material to the Company's operating results, liquidity or financial position.

Purchase Obligations

The Company has agreements with suppliers and other parties to purchase inventory, other goods and services and long-lived assets and estimates its noncancelable obligations under these agreements for fiscal 2007 to 2011 to be approximately $663 million, $79 million, $31 million, $20 million and $18 million, respectively, and $18 million thereafter. Of these amounts, commitments to purchase integrated circuit product inventories for fiscal 2007 to 2009 comprised $540 million, $48 million and $5 million, respectively.

Leases

The Company leases certain of its facilities and equipment under noncancelable operating leases, with terms ranging from less than one year to 28 years and with provisions for cost-of-living increases with certain leases. Rental expense for fiscal 2006, 2005 and 2004 was $47 million, $39 million and $31 million, respectively. The Company leases certain property under capital lease agreements which expire at various dates through 2036. Capital lease obligations are included in other liabilities. The future minimum lease payments for all capital leases and operating leases as of September 24, 2006 are as follows (in millions):

	Capital Leases	Operating Leases	Total
2007	$ 3	$ 71	$ 74
2008	3	42	45
2009	3	32	35
2010	4	28	32
2011	4	21	25
Thereafter	108	97	205
Total minimum lease payments	$125	$291	$416
Deduct: Amounts representing interest	(67)		
Present value of minimum lease payments	58		
Deduct: Current portion of capital lease obligations	–		
Long-term portion of capital lease obligations	$ 58		

NOTE 10. SEGMENT INFORMATION

The Company is organized on the basis of products and services. The Company aggregates three of its divisions into the QUALCOMM Wireless & Internet segment. Reportable segments are as follows:

- QUALCOMM CDMA Technologies (QCT)—develops and supplies CDMA-based integrated circuits and system software for wireless voice and data communications, multimedia functions and global positioning system products;
- QUALCOMM Technology Licensing (QTL)—grants licenses to use portions of the Company's intellectual property portfolio, which includes certain patent rights essential to and/or useful in the manufacture and sale of certain wireless products, including, without limitation, products implementing cdmaOne, CDMA2000, WCDMA, CDMA TDD and/or OFDMA standards and their derivatives, and collects license fees and royalties in partial consideration for such licenses;
- QUALCOMM Wireless & Internet (QWI)—comprised of:
  - QUALCOMM Internet Services (QIS)—provides technology to support and accelerate the convergence of the wireless data market, including its BREW, QChat and QPoint products and services;
  - QUALCOMM Government Technologies (QGOV)—provides development, hardware and analytical expertise to United States government agencies involving wireless communications technologies; and
  - QUALCOMM Wireless Business Solutions (QWBS)—provides satellite- and terrestrial-based two-way data messaging, position reporting and wireless application services to transportation companies, private fleets, construction equipment fleets and other enterprise companies.
- QUALCOMM Strategic Initiatives (QSI)—manages the Company's strategic investment activities, including MediaFLO USA, Inc. (MediaFLO USA), the Company's wholly-owned wireless multimedia operator subsidiary. QSI makes strategic investments to promote the worldwide adoption of CDMA-based products and services.

The Company evaluates the performance of its segments based on earnings (loss) before income taxes (EBT). EBT includes the allocation of certain corporate expenses to the segments, including depreciation and amortization expense related to unallocated corporate assets. Certain income and charges are not allocated to segments in the Company's management reports because they are not considered in evaluating the segments' operating performance. Unallocated income and charges include certain investment income, share-based compensation and certain research and development expenses and marketing expenses that were not deemed to be directly related to the businesses of the segments. The table below presents revenues, EBT and total assets for reportable segments (in millions):

	QCT	QTL	QWI	QSI	Reconciling Items	Total
2006						
Revenues	**$4,332**	**$2,631**	**$670**	**$ —**	**$ (107)**	**$ 7,526**
EBT	**1,134**	**2,397**	**80**	**(133)**	**(322)**	**3,156**
Total assets	**651**	**60**	**196**	**660**	**13,641**	**15,208**
2005						
Revenues	$3,290	$1,839	$644	$ —	$ (100)	$ 5,673
EBT	852	1,663	57	10	227	2,809
Total assets	518	16	153	442	11,350	12,479
2004						
Revenues	$3,111	$1,331	$571	$ —	$ (133)	$ 4,880
EBT	1,048	1,195	19	(31)	82	2,313
Total assets	564	8	117	400	9,731	10,820

Segment assets are comprised of accounts receivable and inventories for QCT, QTL and QWI. The QSI segment assets include certain marketable securities, notes receivable, wireless licenses, other investments and all assets of QSI's consolidated subsidiary, MediaFLO USA, including property, plant and equipment. QSI's assets related to the MediaFLO USA business totaled $329 million and $98 million at September 24, 2006 and September 25, 2005, respectively. QSI's assets also included $19 million, $61 million and $106 million related to investments in equity method investees at September 24, 2006, September 25, 2005 and September 26, 2004, respectively. Total segment assets differ from total assets on a consolidated basis as a result of unallocated corporate assets primarily comprised of cash, cash equivalents, certain marketable securities, property, plant and equipment, deferred tax assets, goodwill, certain other intangible assets of nonreportable segments and capitalized share-based compensation. The net book value of long-lived assets located outside of the United States was $69 million, $44 million and $21 million at September 24, 2006, September 25, 2005 and September 26, 2004, respectively. The net book value of long-lived assets located in the United States was $1.4 billion, $978 million and $654 million at September 24, 2006, September 25, 2005 and September 26, 2004, respectively. Reconciling items included $228 million and $188 million at September 24, 2006 and September 25, 2005, respectively, of goodwill and other assets related to the QUALCOMM MEMS Technologies division (QMT), a nonreportable segment developing display technology for mobile devices and other applications.

Revenues from each of the Company's divisions aggregated into the QWI reportable segment were as follows (in millions):

Fiscal Year	QWBS	QGOV	QIS
2006	**$429**	**$47**	**$194**
2005	441	50	153
2004	414	41	116

Other reconciling items were comprised as follows (in millions):

	Year Ended		
	Sept. 24, 2006	Sept. 25, 2005	Sept. 26, 2004
Revenues:			
Elimination of intersegment revenue	**$(222)**	$(148)	$(153)
Other nonreportable segments	**115**	48	20
Reconciling items	**$(107)**	$(100)	$(133)
Earnings (loss) before income taxes:			
Unallocated research and development expenses	**$(305)**	$ (45)	$ (23)
Unallocated selling, general, and administrative expenses	**(290)**	(17)	(41)
Unallocated cost of equipment and services revenues	**(41)**	–	–
Unallocated investment income, net	**455**	339	192
Other nonreportable segments	**(98)**	(45)	(39)
Intracompany eliminations	**(43)**	(5)	(7)
Reconciling items	**$(322)**	$227	$ 82

During fiscal 2006, share-based compensation expense included in unallocated research and development expenses and unallocated selling, general and administrative expenses totaled $216 million and $238 million, respectively. Unallocated cost of equipment and services revenues was comprised entirely of share-based compensation expense.

Segment data includes intersegment revenues. Generally, revenues between segments are based on prevailing market rates for substantially similar products and services or an approximation thereof. Specified items included in segment EBT were as follows (in millions):

	QCT	QTL	QWI	QSI
Fiscal 2006				
Revenues from external customers	**$4,314**	**$2,465**	**$662**	**$ –**
Intersegment revenues	**18**	**166**	**8**	**–**
Interest income	**1**	**5**	**3**	**6**
Interest expense	**1**	**–**	**1**	**2**
Fiscal 2005				
Revenues from external customers	$3,281	$1,710	$634	$ –
Intersegment revenues	9	129	10	–
Interest income	–	5	2	4
Interest expense	–	1	1	–
Fiscal 2004				
Revenues from external customers	$3,107	$1,200	$553	$ –
Intersegment revenues	4	131	18	–
Interest income	–	3	1	14

Effectively all equity in losses of investees (Note 5) was recorded in QSI in fiscal 2006, 2005 and 2004.

The Company distinguishes revenues from external customers by geographic areas based on customer location. Sales information by geographic area was as follows (in millions):

	Year Ended		
	Sept. 24, 2006	Sept. 25, 2005	Sept. 26, 2004
United States	**$ 984**	$1,015	$1,016
South Korea	**2,398**	2,083	2,091
Japan	**1,573**	1,210	877
China	**1,266**	596	366
Other foreign	**1,305**	769	530
	$7,526	$5,673	$4,880

NOTE 11. ACQUISITIONS

On January 18, 2006, the Company completed its acquisition of all of the outstanding capital stock of Flarion Technologies, Inc. (Flarion), a privately held developer of OFDMA technology for approximately $613 million in consideration, consisting of approximately $349 million in shares of QUALCOMM stock, $229 million in cash, and the exchange of Flarion's existing vested options and warrants with an estimated aggregate fair value of approximately $35 million. In addition, the Company assumed Flarion's existing unvested options with an estimated aggregate fair value of $63 million, which is recorded as share-based compensation over the requisite service period pursuant to FAS 123R. Upon achievement of certain agreed upon milestones during the third quarter of fiscal 2006, the Company incurred additional aggregate consideration of $197 million, consisting of approximately $185 million in cash (of which $75 million will be payable in July 2007), $8 million in shares of QUALCOMM stock (of which $3 million is issuable in March 2007), and the modification of Flarion's existing vested options and warrants with an estimated incremental fair value of approximately $4 million. The additional amounts payable in cash and shares on the milestone date were treated as additional consideration and recorded as goodwill. In addition, the modification of Flarion's existing unvested options resulted in an estimated incremental fair value of $7 million, which will be recorded as share-based compensation over the requisite service period pursuant to FAS 123R. The acquisition of Flarion is intended to broaden the Company's ability to effectively support operators who may prefer an OFDMA or a hybrid OFDM/CDMA/WCDMA network alternative. The addition of Flarion's intellectual property and engineering resources will also supplement the resources that the Company has already dedicated over the years towards the development of OFDM/OFDMA technologies.

During fiscal 2006, the Company also acquired the following two entities for a total cost of $69 million, which was paid primarily in cash:

- Berkana Wireless Inc., a California-based developer of complementary metal oxide semiconductor (CMOS) radio frequency integrated circuits (RFICs).
- Qualphone Inc., a provider of IP-based multimedia subsystems embedded client software products for mobile devices and interoperability testing services based primarily in India and Italy.

An additional $4 million in consideration is payable in cash through August 2007 if certain performance and other milestones are reached. The Company is in the final stages of accounting for the acquisitions and does not anticipate material adjustments to the preliminary purchase price allocations. Goodwill recognized in these transactions, no amount of which is expected to be deductible for tax purposes, was assigned to the QTL and QCT segments in the amounts of $619 million and $38 million, respectively. Technology-based intangible assets recognized in the amount of $165 million are being amortized on a straight-line basis over a weighted-average amortization period of seventeen years. Purchased in-process technology in the amount of $22 million was charged to research and development expense upon acquisition because technological feasibility had not been established and no future alternative uses existed. The consolidated financial statements include the operating results of these businesses from their respective dates of acquisition. Pro forma results of operations have not been presented because the effects of the acquisitions were not material.

During fiscal 2005, the Company acquired the following four entities for a total cost of $297 million, including $2 million paid in fiscal 2006 upon the achievement of certain milestones, which was paid primarily in cash:

- Iridigm Display Corporation (Iridigm), a California-based display technology company.
- Trigenix Limited, a United Kingdom-based developer of user interfaces for mobile phones.
- Spike Technologies, Inc., a semiconductor design services company based primarily in India.
- ELATÁ, Ltd., a United Kingdom-based developer of mobile content delivery and device management software systems.

An additional $2 million in consideration is payable in cash through November 2006 if certain performance and other milestones are reached. Goodwill recognized in these transactions amounted to $218 million, of which $81 million is expected to be deductible for tax purposes. Goodwill was assigned to the QMT, QIS and QCT segments in the amounts of $128 million, $81 million and $9 million, respectively. Technology-based intangible assets recognized in the amount of $36 million have a weighted-average useful life of seven years.

NOTE 12. DISCONTINUED OPERATIONS IN THE QSI SEGMENT

On December 2, 2003, the Company sold its direct and indirect ownership interests in Vésper São Paulo S.A. and Vésper S.A. (the Vésper Operating Companies), consolidated subsidiaries of the Company's QSI segment, and the Vésper Operating Companies' communication towers and related interests in tower site property leases (Vésper Towers) in two separate transactions. The Company realized a net loss of $52 million on the sale of the Vésper Operating Companies during fiscal 2004, partially offset by a $40 million net gain from the subsequent sale of the Vésper Towers. The Company also recognized a $19 million net gain resulting from the extinguishment of debt related to the waiver and return of personal mobile service licenses to Anatel, the telecommunications regulatory agency in Brazil. As a result of the disposition of the remaining operations and assets related to the Vésper Operating Companies, the Company determined that the results of operations related to the Vésper Operating Companies, including the results related to the Vésper Towers and the gains and losses realized on the sales transactions, should be presented as discontinued operations in its consolidated statements of operations. At September 24, 2006 and September 25, 2005, the Company had no remaining assets or liabilities related to the Vésper Operating Companies or the Vésper Towers recorded on its consolidated balance sheet. Revenues of $36 million were reported in the loss from discontinued operations during fiscal 2004.

NOTE 13. SUMMARIZED QUARTERLY DATA (UNAUDITED)

The following financial information reflects all normal recurring adjustments that are, in the opinion of management, necessary for a fair statement of the results of the interim periods.

The table below presents quarterly data for the years ended September 24, 2006 and September 25, 2005 (in millions, except per share data):

	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr
2006				
Revenues[1]	**$1,741**	**$1,834**	**$1,951**	**$1,999**
Operating income[1]	**645**	**660**	**704**	**681**
Net income[1]	**620**	**593**	**643**	**614**
Basic earnings per common share[2]	**$ 0.38**	**$ 0.36**	**$ 0.38**	**$ 0.37**
Diluted earnings per common share[2]	**$ 0.36**	**$ 0.34**	**$ 0.37**	**$ 0.36**
2005				
Revenues[1]	$1,390	$1,365	$1,358	$1,560
Operating income[1]	584	572	560	670
Net income[1]	513	532	560	538
Basic earnings per common share[2]	$ 0.31	$ 0.32	$ 0.34	$ 0.33
Diluted earnings per common share[2]	$ 0.30	$ 0.31	$ 0.33	$ 0.32

[1] Revenues, operating income and net income are rounded to millions each quarter. Therefore, the sum of the quarterly amounts may not equal the annual amounts reported.

[2] Earnings per share are computed independently for each quarter and the full year based upon respective average shares outstanding. Therefore, the sum of the quarterly earnings per share amounts may not equal the annual amounts reported.

Note Regarding Use of Non-GAAP Financial Measures

The Company presents financial information excluding certain items in addition to GAAP results in order to provide supplemental information about the Company's operating performance.

The Company presents pro forma financial information that is used by management (i) to evaluate, assess and benchmark the Company's operating results on a consistent and comparable basis, (ii) to measure the performance and efficiency of the Company's ongoing core operating businesses, including the QUALCOMM CDMA Technologies, QUALCOMM Technology Licensing and QUALCOMM Wireless & Internet segments, and (iii) to compare the performance and efficiency of these segments against each other and against competitors outside the Company. Management believes pro forma financial information represents a more meaningful and comparable set of financial performance measures for the Company and its business segments by eliminating the episodic impact of strategic investments in QSI and items such as acquired in-process R&D, as well as the inherent, non-operational volatility of share-based compensation. As a result, management compensation decisions and the review of executive compensation by the Compensation Committee of the Board of Directors focus primarily on pro forma financial measures applicable to the Company and its business segments.

The QSI segment is excluded from pro forma results because the Company expects to exit its strategic investments, and the effects of fluctuations in the value of such investments are viewed by management as unrelated to the Company's operational performance. Certain tax adjustments related to prior years are excluded for fiscal 2005 and 2006 in order to provide a clearer understanding of the Company's ongoing tax rate and after tax earnings. Estimated share-based compensation recorded in accordance with FAS 123R is excluded because management views the valuation of options and other share-based compensation as theoretical and unrelated to the Company's operational performance as it is affected by factors that are subject to change on each grant date including the Company's stock price, stock market volatility, expected option life, risk-free interest rates and expected dividend payouts in future years. Moreover, it is not an expense that requires or will require cash payment by the Company. Acquired in-process R&D expense in fiscal 2006 is excluded because such expense is incurred infrequently and is viewed by management as unrelated to the operating activities of the Company's ongoing core businesses.

For periods prior to 2003, pro forma financial information used by management excluded the amortization of goodwill and other acquisition-related intangible assets prior to adoption of FAS 142, payroll expenses on stock option exercises and other items that were viewed as unrelated to the Company's ongoing operating performance.

In the fourth quarter of fiscal 2004, the Company began recording royalty revenue based solely on royalty reports received from licensees for royalty bearing sales of equipment in the prior quarter. Therefore, results prior to this change have been adjusted as though this new method of recording royalties had been in effect for all periods to provide a comparable presentation. The Company presents pro forma financial results as though the new method of recording royalties had been in effect for fiscal 2002, 2003 and 2004 to facilitate evaluation by management, investors and analysts of the results for those years on a comparable basis to the Company's current results, current guidance and future periods. The Company believes that this presentation is useful in evaluating its performance on a consistent and comparable basis.

The Company presents free cash flow, defined as net cash provided by operating activities less capital expenditures, to facilitate an understanding of the amount of cash flow generated that is available to grow its business and to create long-term shareholder value. The Company believes that this presentation is useful in evaluating its operating performance and financial strength. In addition, management uses this measure to value the Company and to compare its operating performance with other companies in the industry.

The non-GAAP pro forma financial information presented herein should be considered in addition to, not as a substitute for, or superior to, financial measures calculated in accordance with GAAP. In addition, pro forma is not a term defined by GAAP, and, as a result, the Company's measure of pro forma results might be different than similarly titled measures used by other companies.

Reconciliation of Non-GAAP Financial Measures

RECONCILIATION OF PRO FORMA AND GAAP NET INCOME AND DILUTED EARNINGS PER SHARE

(In millions, except per share data)	2006	2005	2004	2003	2002
Total GAAP net income[1]	$2,470	$2,143	$1,720	$ 827	$ 360
Less: QSI net (loss) income	(32)	102	12	(334)	(180)
Less: Other pro forma adjustments, net of tax[2]	(302)	71	(92)	1	(237)
Pro forma net income	$2,804	$1,970	$1,800	$1,160	$ 777
Total GAAP diluted earnings per share[1]	$ 1.44	$ 1.26	$ 1.03	$ 0.51	$ 0.22
Less: QSI diluted (loss) earnings per share	(0.02)	0.06	0.01	(0.20)	(0.11)
Less: Other pro forma adjustments, net of tax per share[2]	(0.18)	0.04	(0.06)	0.00	(0.15)
Pro forma diluted earnings per share	$ 1.64	$ 1.16	$ 1.07	$ 0.71	$ 0.48
Shares used in per share calculations:[3]					
Diluted shares	1,711	1,694	1,675	1,636	1,619

[1] In the fourth quarter of fiscal 2004, the Company adopted a new method of recording royalties, based solely on reports received from licensees for royalty bearing sales of equipment in the prior quarter. Under the prior method of recording royalties, the Company recorded an estimate of earned royalties for certain licensees in the quarter preceding its receipt of licensee reports. This change was made on a prospective basis in the fourth quarter of fiscal 2004, and consequently, GAAP results for fiscal 2004 reflect only partial economic performance of the Company's licensing business as royalty revenue that would have been recognized in the fourth quarter of fiscal 2004 was recognized in the first quarter of fiscal 2005.

[2] Other pro forma adjustments are comprised of:

	2006	2005	2004	2003	2002
Estimated share-based compensation	$ (495)	$ –	$ –	$ –	$ –
Acquired in-process research and development	(22)	–	–	–	–
Adjustment to reflect the new method of recording royalty revenue[1]	–	–	(151)	1	28
Amortization of goodwill and other intangible assets	–	–	–	–	(259)
Stock option payroll tax expense	–	–	–	–	(6)
Globalstar	–	–	–	–	4
Other	–	–	–	–	8
Total pro forma adjustments before taxes	$ (517)	$ –	$ (151)	$ 1	$ (225)
Tax adjustments related to prior years	40	71	–	–	–
Income tax benefit (expense) related to pro forma adjustments before taxes	175	–	59	–	(12)
Total pro forma adjustments, net of tax	$ (302)	$ 71	$ (92)	$ 1	$ (237)
Net pro forma adjustments on a diluted per share basis	$ (0.18)	$ 0.04	$ (0.06)	$ 0.00	$ (0.15)

[3] The Company effected a two-for-one stock split in August 2004. All references to number of shares and per share amounts have been restated to reflect this stock split.

RECONCILIATION OF FREE CASH FLOW TO NET CASH PROVIDED BY OPERATING ACTIVITIES

(In millions)	2006	2005	2004*	2003*	2002*
Net cash provided by operating activities (GAAP)	$3,253	$2,686	$2,469	$1,782	$1,109
Less capital expenditures (GAAP)	(685)	(576)	(333)	(231)	(142)
Free cash flow	$2,568	$2,110	$2,136	$1,551	$ 967

* Cash flows for fiscal years 2004, 2003 and 2002 have been revised to combine cash flows from continuing operations with cash flows from discontinued operations, which resulted from the sale of the Company's former subsidiaries, the Vésper Operating Companies, and the Vésper Towers and the return of the personal mobile service licenses to Anatel, the telecommunications regulatory agency in Brazil.

Financial Highlights Notes continued from page 03

[1] During fiscal 2004, the Company sold its consolidated subsidiaries, the Vésper Operating Companies, and the Vésper Towers and returned personal mobile service licenses to Anatel, the telecommunications regulatory agency in Brazil. The results of operations, including gains and losses realized on the sales transactions and the licenses, are presented as discontinued operations. As such, revenue and gross margin results presented do not include the results from these discontinued operations.

[2] In the fourth quarter of fiscal 2004, the Company adopted a new method of recording royalties, based solely on reports received from licensees for royalty bearing sales of equipment in the prior quarter. Under the prior method of recording royalties, the Company recorded an estimate of earned royalties for certain licensees in the quarter preceding its receipt of licensee reports. This change was made on a prospective basis in the fourth quarter of fiscal 2004 and as a result, GAAP results for fiscal 2004 reflect only partial economic performance of the Company's licensing business as royalty revenue that would have been recognized in the fourth quarter of fiscal 2004 was recognized in the first quarter of fiscal 2005.

[3] The Company effected a two-for-one stock split in August 2004. All references to per share amounts have been restated to reflect the stock split.

[4] See "Note Regarding Use of Non-GAAP Financial Measures" on page 79 and "Reconciliation of Non-GAAP Financial Measures" on page 80.

[5] Free Cash Flow is calculated as net cash from operating activities less capital expenditures, both of which are presented in the GAAP statement of cash flows.

[6] Free Cash Flow for fiscal years 2002, 2003 and 2004 have been revised to combine cash flows from continuing operations with cash flows from discontinued operations, which resulted from the sale of the Company's former subsidiaries, the Vésper Operating Companies, and the Vésper Towers and the return of the personal mobile service licenses to Anatel, the telecommunications regulatory agency in Brazil.

Safe Harbor Statement

In addition to the historical information contained herein, this Annual Report contains forward-looking statements that are subject to risks and uncertainties. Actual results may differ substantially from those referred to herein due to a number of factors, including but not limited to risks associated with: the rate of development, deployment and commercial acceptance of CDMA-based networks and CDMA-based technology, including CDMA2000 and WCDMA, both domestically and internationally; growth of the wireless industry; our dependence on major customers and licensees, fluctuations in the demand for CDMA-based products, services or applications; foreign currency fluctuations; strategic loans, investments and transactions we have or may pursue; dependence on third-party manufacturers and suppliers; our ability to maintain and improve operational efficiencies and profitability; the development of FLO technology, the MDS and related equipment; the ability of MediaFLO USA to establish the necessary partnerships and deliver in a timely manner the intended services; developments in current and future litigation as well as other risks detailed from time-to-time in our SEC reports.

Board of Directors

DR. IRWIN MARK JACOBS
Chair: Strategic Committee
Title: Chairman of the Board, QUALCOMM

BARBARA T. ALEXANDER
Member: Audit Committee
Title: Independent Consultant

DR. RICHARD C. ATKINSON
Member: Audit and Compensation Committees
Title: President Emeritus of the University of California

ADELIA A. COFFMAN
Member: Finance Committee
Title: Self-Employed, Personal Financial Consultant

SIR DONALD G. CRUICKSHANK
Member: Governance Committee
Title: Chairman of Clinovia Group Ltd. and Formscape Group Ltd.

RAYMOND V. DITTAMORE
Chair: Compensation Committee
Member: Audit Committee
Title: Retired Audit Partner, Ernst & Young LLP

AMBASSADOR DIANA LADY DOUGAN
Member: Finance and Strategic Committees
Title: Chairwoman, Cyber Century Forum and Senior Advisor, Center for Strategic and International Studies

DR. PAUL E. JACOBS
Member: Strategic Committee
Title: Chief Executive Officer, QUALCOMM

DR. ROBERT E. KAHN
Member: Strategic Committee
Title: Chairman, Chief Executive Officer and President, Corporation for National Research Initiatives

SHERRY LANSING
Member: Governance Committee
Title: Founder and Chair of the Sherry Lansing Foundation

DUANE A. NELLES
Chair: Audit Committee
Member: Finance Committee
Title: Self-Employed, Personal Investment Business

PETER M. SACERDOTE
Chair: Finance Committee
Member: Governance Committee
Title: Chairman of Whale Rock Capital Management LLC

GENERAL BRENT SCOWCROFT
Member: Governance and Strategic Committees
Title: President, The Scowcroft Group

MARC I. STERN
Chair: Governance Committee
Member: Compensation Committee
Title: Chairman of Société Générale's Global Investment Management and Services (GIMS) North America unit

RICHARD SULPIZIO
Member: Finance and Strategic Committees
Title: Former President, QUALCOMM

Executive Officers and Business Unit Presidents

DR. IRWIN MARK JACOBS
Chairman of the Board

DR. PAUL E. JACOBS
Chief Executive Officer

STEVEN R. ALTMAN
President

MARVIN BLECKER
Executive Vice President and President, QUALCOMM Technology Licensing

JEFFREY A. JACOBS
Executive Vice President and President, QUALCOMM Global Development

DR. SANJAY K. JHA
Chief Operating Officer and Group President, QUALCOMM CDMA Technologies

MARGARET L. "PEGGY" JOHNSON
Executive Vice President and President, QUALCOMM Internet Services and MediaFLO Technologies

KIMBERLY M. KORO
President, QUALCOMM Government Technologies

WILLIAM E. KEITEL
Executive Vice President and Chief Financial Officer

LEN J. LAUER
Executive Vice President and Group President

GINA LOMBARDI
President, MediaFLO USA

LOUIS M. LUPIN
Executive Vice President and General Counsel

DR. ROBERTO PADOVANI
Executive Vice President and Chief Technology Officer

DR. DANIEL L. SULLIVAN
Executive Vice President, Human Resources

JOAN T. WALTMAN
President, QUALCOMM Wireless Business Solutions

As of December 11, 2006.

Design: Baker | Brand Communications www.bakerbuilds.com Portrait Photography: Eric Myer

Stockholder Information

ONLINE ANNUAL REPORT

We invite you to www.qualcomm.com to view our online interactive annual report. The Web-based report complements our printed report to provide a better understanding of QUALCOMM Incorporated.

INVESTOR RELATIONS

John Gilbert
Vice President of Investor and
Industry Analyst Relations

Additional copies of this report, Form 10-K, or our Proxy Statement will be provided free of charge. To obtain these documents, please contact QUALCOMM's Investor Relations Department:

QUALCOMM Incorporated
Investor Relations Department
5775 Morehouse Drive
San Diego, CA 92121
Phone: (858) 658-4813
Fax: (858) 651-9303
Toll Free: (866) 658-4813

You can also contact us by sending an email to ir@qualcomm.com or by visiting the Investor Relations page on the Company's Website at www.qualcomm.com.

TRANSFER AGENT

Computershare Investor Services LLC
2 North LaSalle Street
Chicago, IL 60602
(312) 588-4990 or (800) 619-9612

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

PricewaterhouseCoopers LLP

CORPORATE COUNSEL

DLA Piper

MARKET INFORMATION

The common stock of the Company is traded on the NASDAQ Stock Market under the symbol "QCOM."

NOTICE OF ANNUAL MEETING

The annual meeting of stockholders will be held at 9:30 a.m. PST, Tuesday, March 13, 2007 at Copley Symphony Hall, 750 B Street, San Diego, California.

EOE STATEMENT

QUALCOMM is an equal opportunity employer. Our value of global diversity and inclusion is reflected in our employees, corporate culture and activities.

QUALCOMM®

QUALCOMM Headquarters
5775 Morehouse Drive
San Diego, CA 92121
Phone: (858) 587-1121
Fax: (858) 658-2100
www.qualcomm.com